UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of

 the Securities Exchange Act of 1934 (Amendment No.     )

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Forgent Networks, Inc.
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FORGENT NETWORKS, INC.

 d/b/a Asure Software

 108 Wild Basin Road

 Austin, TX 78746

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

 TO BE HELD DECEMBER 17, 2009

Dear Stockholder:

        You are cordially invited to attend the annual meeting of stockholders for fiscal 2009 (the ~~"~~ “ Annual Meeting ~~")~~ ”) of Forgent Networks, Inc. d/b/a Asure Software (NASDAQ: ASUR), a Delaware corporation (the ~~"~~ “ Company ~~"),~~ ”), to be held at 108 Wild Basin Road, Austin, Texas 78746, on Thursday, December 17, 2009 at 9:30 a.m. local time.

        At the Annual Meeting, you will be asked to act on the following matters:

1.  To elect five directors to the board of directors to hold office until the next annual meeting of stockholders or until their respective successors are duly elected and qualified;

2.  To ratify the Audit ~~Committee's~~ Committee’s appointment of ~~[ ___________ ]~~ Ernst & Young LLP , independent registered public accountants, as our independent auditors for the year ending July 31, 2010;

3.  To approve an amendment to the Company’s Restated Certificate of Incorporation to change ~~of~~  the Company’s name from Forgent Networks, Inc. to Asure Software, Inc.;

4.  To approve an amendment to the Company’s Restated Certificate of Incorporation to effect a 1 for 10 reverse stock split , reduced the number of authorized shares of Common Stock to 6,500,000 million shares and reduce the number of authorized shares of Preferred Stock to 1,500,000 ;

5.  To approve the Company’s rights plan adopted on October 28, 2009 (the “Amended and Restated Rights Agreement”);

6.  To approve the Company’s 2009 Equity Incentive Plan; and

7.  To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

        Your Board of Directors has unanimously approved and recommends that an affirmative vote be cast “FOR” each of our director nominees and “FOR” the ratification or approval of each of the additional five proposals as set forth on the enclosed proxy card.

        All record holders of the ~~Company's~~ Company’s common stock, par value $.01 per share (the ~~"~~ “ Common Stock ~~")~~ ”) at the close of business on November 10, 2009 are eligible to vote at the Annual Meeting or any adjournment thereof.

        Stockholders are urged to review carefully the information contained in the Proxy Statement attached hereto prior to deciding how to vote their shares at the Annual Meeting. Your participation in the Annual Meeting, in person or by proxy, is important. We hope you will be able to attend the Annual Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY. You may also vote by telephone or by Internet by following the instructions on your proxy card. This will not prevent you from voting in person at the meeting, but will assure your vote is counted if you are unable to attend. YOUR VOTE IS VERY IMPORTANT.

By order of the Board of Directors

~~Pat Goebel~~

Patrick Goepel

Interim Chief Executive Officer

Important Notice Regarding the Availability of Proxy Materials for the

Stockholder Meeting to be Held on December 17, 2009

~~This proxy statement~~ This Proxy Statement and our Annual Report to Stockholders are available on-line at ~~[www._______________________].~~

http://www.asuresoftware.com/annual-meeting-proxy/ ..

This Proxy Statement, dated November  ~~[__]~~ 27 , 2009, is first being mailed to stockholders on or about November  ~~[__]~~ 27 , 2009.

TABLE OF CONTENTS

Page
THE ANNUAL MEETING OF STOCKHOLDERS	1

ELECTION OF DIRECTORS (ITEM 1)	3

CORPORATE GOVERNANCE INFORMATION	5

INFORMATION CONCERNING EXECUTIVE OFFICERS	~~7~~ 8

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	9

EXECUTIVE COMPENSATION	10

PRINCIPAL ACCOUNTANT FEES AND SERVICES	14

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS (ITEM 2)	15

APPROVAL OF AN AMENDMENT TO THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION TO CHANGE THE COMPANY’S NAME (ITEM 3)	15

APPROVAL OF AN AMENDMENT TO THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT , REDUCING THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK TO 6,500,000 AND REDUCING THE NUMBER OF AUTHORIZED SHARES OF PREFERRED STOCK TO 1,500,000 (ITEM 4)	15

APPROVAL OF THE COMPANY’S AMENDED AND RESTATED RIGHTS AGREEMENT (ITEM 5)	~~17~~ 18

APPROVAL OF THE COMPANY’S 2009 EQUITY PLAN (ITEM 6)	20

OTHER MATTERS	~~23~~ 24

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	24

STOCKHOLDER PROPOSALS	24

APPENDIX A—FORM OF AMENDMENT CHANGING THE COMPANY’S NAME, EFFECTING A REVERSE STOCK SPLIT , REDUCING THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK TO 6,500,000 AND REDUCING THE NUMBER OF AUTHORIZED SHARES OF PREFERRED STOCK TO 1,500,000

A-1

APPENDIX B—AMENDED AND RESTATED RIGHTS AGREEMENT	B-1

APPENDIX C—FORGENT NETWORKS, INC. 2009 EQUITY PLAN	C-1

FORGENT NETWORKS, INC.

 d/b/a Asure Software

 108 Wild Basin Road

 Austin, TX 78746

PROXY STATEMENT

 ANNUAL MEETING OF STOCKHOLDERS FOR FISCAL 2009

        This Proxy Statement and the enclosed proxy card are furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the ~~"~~ “ Board of Directors ~~"~~ ” or the ~~"~~ “ Board ~~")~~ ”) of Forgent Networks, Inc. d/b/a Asure Software (NASDAQ: ASUR), a Delaware corporation (the ~~"~~ “ Company ~~"),~~ ”), for use at the ~~Company's~~  Company’s annual meeting of stockholders for fiscal 2008 (the ~~"~~ “ Annual Meeting ~~"),~~ ”), to be held at 9:30 a.m. local time on Thursday, December 17, 2009 at the ~~Company's~~ Company’s executive offices located at 108 Wild Basin Road, Austin, Texas 78746, and at any and all adjournments of such Annual Meeting. This ~~proxy statement~~ Proxy Statement and the accompanying form of proxy are first being mailed to the Company’s stockholders on or about November  ~~[ __ ]~~ 27 , 2009.

        We will bear the entire cost of solicitation of proxies on behalf of the Company, including preparation, assembly, printing and mailing of this Proxy Statement, the enclosed proxy card, the enclosed annual report for fiscal 2009, and any additional information furnished to you by the Company. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of our Common Stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, facsimile, internet, or personal solicitation by our directors, officers or other regular employees.

        Some banks, brokers and other record holders have begun the practice of ~~"~~ “ householding ~~"~~ ” proxy statements and annual reports. ~~"~~ “ Householding ~~"~~ ” is the term used to describe the practice of delivering a single set of proxy statements and annual reports to any household at which two or more stockholders reside if a company reasonably believes the stockholders are members of the same family. This procedure reduces the volume of duplicate information stockholders receive and also reduces a ~~company's~~ company’s printing and mailing costs. We will promptly deliver an additional copy of either document to any stockholder who writes or calls us at the following address or phone number: Investor Relations, Forgent Networks, Inc., 108 Wild Basin Road, Austin, Texas 78746, (512) 437-2678. Stockholders may also use the above contact information for requests ~~(i)~~  from (i) individual stockholders in households currently receiving a single copies of annual reports and proxy statements who wish to receive separate copies in the future and (ii) two or more stockholders in households receiving multiple copies of annual reports and proxy statements who wish to receive a single copy of annual reports and proxy statements in the future.

THE ANNUAL MEETING OF STOCKHOLDERS

        This Proxy Statement is provided in connection with the Annual Meeting and any adjournment thereof. The accompanying proxy card is solicited by our Company and ~~its~~  Board  ~~of Directors~~ . This Proxy Statement and the accompanying form of proxy and annual report for fiscal 2009 are first being sent or given to stockholders beginning on or about November  ~~[ __ ]~~ 27 , 2009.

Time and Place

        The Annual Meeting will be held at 108 Wild Basin Road, Austin, Texas, on Thursday, December 17, 2009 at 9:30 a.m. local time.

Purposes

        At the Annual Meeting, you will be asked:

1.  To elect five directors to the board of directors to hold office until the next annual meeting of stockholders or until their respective successors are duly elected and qualified;

2.  To ratify the Audit ~~Committee's~~ Committee’s appointment of ~~[ ___________ ]~~ Ernst & Young LLP , independent registered public accountants, as our independent auditors for the year ending July 31, 2010;

3.  To approve an amendment to the Company’s Restated Certificate of Incorporation to change ~~of~~  the Company’s name from Forgent Networks, Inc. to Asure Software, Inc.;

4.  To approve an amendment to the Company’s Restated Certificate of Incorporation to effect a 1 for 10 reverse stock split , reduced the number of authorized shares of Common Stock to 6,500,000 million shares and reduce the number of authorized shares of Preferred Stock to 1,500,000 ;

5.  To approve the Company’s rights plan adopted on October 28, 2009 (the “Amended and Restated Rights Agreement”);

6.  To approve the Company’s 2009 Equity Incentive Plan; and

7.  To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

        The Board knows of no other matters to be presented for action at the Annual Meeting. If any other matters properly come before the Annual Meeting, however, the persons named in the proxy will vote on such other matters in accordance with their best judgment.

Record Date; Stockholders Entitled to Vote

        Only holders of record of our shares of Common Stock at the close of business on November 10, 2009 will be entitled to vote at the Annual Meeting or any adjournment thereof. Each share of Common Stock will be entitled to one vote. As of November 10, 2009, 31,615,890 shares of Common Stock were outstanding.

Quorum

        A majority of the voting power of the outstanding shares of Common Stock entitled to vote, represented in person or by proxy, will be required to constitute a quorum for the Annual Meeting.

Vote Required

        Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. If more than five nominees are properly presented to the stockholders at the Annual Meeting, the five nominees receiving the highest number of affirmative votes of the shares which are present or represented by proxy at the Annual Meeting and entitled to vote for the election of directors will be elected to our Board. Each of the remaining proposals must be approved by a majority of the votes of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon.

Dissenters’ Rights

        No dissenters’ rights are provided under the Delaware General Corporation Law, our Restated Certificate of Incorporation or our Restated bylaws with respect to any of the proposals described in this ~~proxy statement~~ Proxy Statement ..

Board Recommendation

        Your Board of Directors has unanimously approved and recommends that an affirmative vote be cast “FOR” each of our director nominees and “FOR” the ratification or approval of each of the additional five proposals as set forth on the enclosed proxy card.

Voting Your Shares

        The Board of Directors is soliciting proxies from our stockholders. By completing and returning the enclosed proxy card or by completing the telephone or internet voting procedures, you will be authorizing Patrick Goepel and David Sandberg to vote your shares. If the enclosed proxy card is properly signed and dated, it will be voted as you direct. If you attend the Annual Meeting in person, you may vote your shares by completing a ballot at the Annual Meeting. If you receive more than one proxy statement from the Company, your shares are probably registered in names that are not identical or are held in more than one account. Please vote each proxy card you receive.

Changing Your Vote by Revoking Your Proxy

        Your proxy may be revoked at any time before it is voted at the Annual Meeting by giving notice of revocation to the Secretary of the Company, in writing, by execution of a later dated proxy or by attending and voting by ballot at the Annual Meeting. Simply attending the Annual Meeting, however, will not revoke your proxy; you must vote at the Annual Meeting.

How Proxies are Counted

        If you return a signed and dated proxy card but do not indicate how your shares are to be voted, those shares will be voted ~~"~~ “ FOR ~~"~~ ” each of the listed proposals. Votes cast by proxy or in person at the Annual Meeting will be tabulated by the election inspectors appointed for the Annual Meeting. Only the latest dated proxy you submit will be counted.

        Shares voted as abstentions on any matter will be counted for purposes of determining the presence of a quorum at the Annual Meeting and treated as unvoted, although present and entitled to vote, for purposes of determining the approval of each matter as to which a stockholder has abstained. As a result, abstentions with respect to any proposal, other than the election of directors, will have the same effect as a vote against such proposal. If a broker submits a proxy that indicates the broker does not have discretionary authority as to certain shares to vote on one or more matters, those shares will be counted for purposes of determining the presence of a quorum at the Annual Meeting, but will not be considered as present and entitled to vote with respect to such matters.

Annual Report on Form 10-K ~~/A~~

        Our Annual Report on Form 10-K ~~/A~~ for the fiscal year ended July 31, 2009 is enclosed with this Proxy Statement. We will provide copies of the exhibits to our Form 10-K ~~/A~~ upon request, but we may charge a reasonable fee for providing such exhibits. You may obtain the exhibits by mailing a written request to Adrian Pertierra, Secretary, at the address appearing on the first page of this Proxy Statement. Our Form 10-K ~~/A~~ , including exhibits, is also available free of charge on the ~~SEC's~~ SEC’s website at www.sec.gov.

ELECTION OF DIRECTORS

 (ITEM 1)

        The first proposal to be voted on at the Annual Meeting is the election of directors. Directors are elected annually and serve a one-year term. The Board has submitted five nominees for election this year. Our Board has nominated each of David Sandberg, Patrick Goepel, Robert Graham, Adrian Pertierra, and Jeffrey Vogel for re-election to service until the next annual stockholder meeting or until each of their respective successors is elected and qualified. Each of our nominees has consented to being named in this Proxy Statement and has consented to serve as a director of the Company if elected.

        Director nominees are recommended for selection to the Board by a majority of ~~Company's~~ Company’s directors who meet the independence standards of the NASDAQ Stock Market. The full Board then selects and recommends candidates for nomination as directors for stockholders to consider and vote upon at the Annual Meeting. The Board reviews and considers any candidates submitted by a stockholder or stockholder group in the same manner as all other candidates. Each nominee has consented to serve until the next annual stockholder meeting, if elected, or until his or her successor is elected and qualified. The newly-appointed Nominating Committee, comprised of the ~~Company's~~ Company’s four independent directors, will assume these nomination functions going forward.

        If any director is unable to stand for re-election after distribution of this Proxy Statement, the Board may reduce its size or designate a substitute. If the Board designates a substitute, proxies voting on the original director candidate will be cast for the substituted candidate. Proxies cannot be voted for a greater number of persons than the number of nominees named on the enclosed form of proxy. A plurality of the votes cast in person or by proxy by the holders of Common Stock represented at the Annual Meeting is required to elect a director. If more than five nominees are properly presented to the stockholders at the Annual Meeting, the five nominees receiving the highest number of affirmative votes of the shares which are present or represented by proxy at the Annual Meeting and entitled to vote for the election of director will be elected to our Board.

        The Board of Directors recommends voting ~~"~~ “ FOR ~~"~~ ” each of our five nominees.

Biographical Information Regarding Our Nominees

Nominee	Age	Present Office(s) Held In Our Company	Director Since
David Sandberg (1)(2)(3)(4)	37	Chairman of the Board	2009
Patrick Goepel	47	President and Interim Chief Executive Officer	2009
Robert Graham (1)(2)(3)(4)	60	None	2009
Adrian Pertierra (1)(2)(3)(4)	38	~~None~~ Secretary	2009
Jeffrey Vogel (1)(2)(3)(4)	41	None	2009

 _____________

(1)

Independent board member as determined by the Board of Directors of the Company

(2)

Audit Committee Member

(3)

Compensation Committee Member

(4)

Governance and Nominating Committee Member

        The following information regarding the principal occupations and other employment of the nominees during the past five years and their directorships in certain companies is as reported by the respective nominees.

        David Sandberg has served as a director and Chairman of the Board since August 2009. Mr. Sandberg is the managing member, founder, and portfolio manager of Red Oak Partners, LLC, a NY-based hedge fund, since its March 2003 inception and is the portfolio manager of Pinnacle Fund, LLLP, since its September, 2008 inception. Previously, Mr. Sandberg co-managed JH Whitney & Co .. ’s Green River Fund from 1998 ~~-~~ – 2002. Mr. Sandberg received a BA in Economics and a BS in Industrial Management from Carnegie Mellon University. He presently serves on the Boards of SMTC Corp ~~.~~ oration and EDCI Holdings, Inc.

        Patrick Goepel has served as a director of the Company since August 2009 and was named the Company’s Interim CEO in September 2009. Mr. Goepel has over 20 years of progressive leadership positions in the HR outsourcing industry. A frequent speaker and industry expert, Pat most recently served as the COO of Patersons Global HR & Payroll and oversaw its human relations function. Previously, he was the President and CEO of Fidelity Investment’s HR Services Division from 2006 ~~-~~ – 2008, President and CEO of Advantec from 2005 ~~-~~ – 2006 and served as the Executive Vice President of Business Development and US Operations at Ceridian from 1994  ~~until~~  – 2005. A former board member of iEmployee, he currently serves on the boards of Patersons Global HR & Payroll and ~~Allover~~ ALLOVER Media.

        Robert Graham has served as a director of the Company since August 2009. Mr. Graham has been a Partner at Ridge Partners LLC, a consulting and investment firm, since 2002. He is also the Senior Technology Advisor to Cascadia Capital, a mid market M&A firm. In addition, Mr. Graham is the Manager of Global Accelerator LLC, a Fund that originally invested in iEmployee and still holds shares in ASUR. Previously, Mr. Graham held key executive roles including Group Manager at Digital Equipment Corporation and Executive Vice President and Division President at Sun Microsystems. He was a Co-Founder and Chief Operating Officer at Manufacturer’s Services Limited, the Chairman & CEO of Ridge Technologies, and President at Adaptec. Mr. Graham was also instrumental in the founding and exit of a number of technology companies including Crag Systems and iEmployee, where he served on the Board of Directors prior to its acquisition by ASUR. He presently serves on the boards of Global Accelerator Management and 54th Street Systems.

        Adrian Pertierra has served as a director of the Company since August 2009. Mr. Pertierra is the Chief Financial Officer and Head Trader at Red Oak Partners, LLC, a NY-based hedge fund. Prior to joining Red Oak in 2007, Mr. Pertierra served as Vice President of Global Markets at Deutsche Bank Alternative Trading in 2007 and worked at Tradition Asiel Securities, Inc. from 2006 ~~-~~ – 2007. Previously, Mr. Pertierra served as the Vice President of Institutional Equity Sales and Trading at BGC Partners, LP, from 2002 ~~-~~ – 2006. Mr. Pertierra received a BA in Economics from the College of Holy Cross.

        Jeffrey Vogel has served as a director of the Company since August 2009. Mr. Vogel has 20 years experience in operating, financing, and advising companies  ~~-~~  — primarily high-tech software companies. Since 2008 Mr. Vogel has been a Partner with Liberty Capital Partners. Additionally, Mr. Vogel has and continues to serve as a Managing Director of Velocity Equity Partners, a $50 million early stage technology fund, since he co-founded it in 2001. Prior to co-founding Velocity, Mr. Vogel was Chief Technology Officer and Vice President of Research and Development for eBusiness Technologies, a leader in XML Content Management Systems, where he led a team of 100 software professionals. In 1989, Mr. Vogel co-founded Electronic Book Technologies (EBT), a pioneer in SGML and XML information systems. At EBT  ~~Jeff~~  , Mr. Vogel led R&D until 1996 when he helped sell the company to Inso, a publicly traded company. From 1996  ~~to~~  – 1998, Mr. Vogel was Vice President of Engineering at Inso’s Electronic Publishing Solutions business unit and was also very active in the company’s corporate development activities where he helped acquire and integrate a half dozen acquisitions. Mr. Vogel graduated from Brown University in 1990 with degrees in Economics and Computer Science. Mr. Vogel serves on the Boards of Rent Marketer, BEZ, and Dynadec.

        During the past ten years, none of our nominees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No family relationships exist between any of the Company’s nominees or executive officers.

CORPORATE GOVERNANCE INFORMATION

Director Independence

        The Board of Directors consists of a majority of independent directors as such term is defined under the rules of the NASDAQ Stock Market. The Board of Directors has determined that Messrs. Sandberg, Graham, Pertierra, and Vogel are independent. The Board of Directors has determined that all of the members of the ~~board's~~ board’s working committees are independent as defined under the rules of the NASDAQ Stock Market, including, in the case of all members of the Audit Committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934.

Change in Board

        On August 28, 2009, the Company’s stockholders voted to entirely replace the Company’s prior Board of Directors ~~,~~ by newly electing Patrick Goepel, Robert Graham, Jeffrey Vogel, Adrian Pertierra, Cornelius Ferris and David Sandberg. On September 3, 2009, Mr. Ferris announced his resignation from the Board of Directors of the Company to have more time to fulfill other responsibilities and obligations. Information regarding board meetings and attendance for the past fiscal year is given with respect to the old board, and year-to-date meetings and attendance for current board members, who are our nominees, is also given.

Board Meetings and Attendance

        The Board of Directors met 24 times during the fiscal year ended July 31, 2009. No director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board of Directors on which such director served. The Board of Directors requires that directors make a reasonable effort to attend the ~~company's~~ Company’s annual stockholder meeting. Three board members as of the last annual meeting of stockholders held on August 28, 2009 attended such annual meeting.

        From August 28, 2009 to November 13, 2009, the Board met eight times. None of our new Board attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board of Directors on which such director served.

Committees

        The Board of Directors uses working committees with functional responsibility in the more complex recurring areas where disinterested oversight is required. Working committees of the Board of Directors include the ~~Audit Committee, the~~  Compensation Committee  ~~and~~ , the Governance and Nominating Committee and the Audit Committee , each of which operates under a charter that has been approved by the Board of Directors. Current copies of each of these charters are posted on our website, www.asuresoftware.com.

Compensation Committee

        The Compensation Committee is responsible for approving the compensation arrangements of senior management and recommending approval by the Board of Directors of amendments to our benefit plans. The Compensation Committee currently is composed of the Company’s four independent directors. Mr. Vogel currently serves as the ~~committee’s~~ Compensation Committee’s Chairperson. Under its charter, the Compensation Committee may delegate any or all of its responsibilities go a subcommittee of the Compensation Committee. The Compensation Committee did not hold a meeting during the fiscal year ended July 31, 2009. From August 28, 2009 to November 13, 2009, the Compensation Committee has met three times.

Governance and Nominating Committee

        The Governance and Nominating Committee, established on June 17, 2009, is ~~comprised~~ currently composed of the ~~Company's~~ Company’s four independent directors (as such term is defined under the rules of the NASDAQ Stock market): Messrs. Sandberg, Graham, Pertierra, and Vogel. Mr. Graham currently serves as the ~~committee’s~~ Governance and Nominating Committee’s Chairperson. Under its charter, the Governance and Nominating Committee will monitor significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies. The Governance and Nominating Committee also is responsible for identifying and recommending independent nominees for election to the Board. The Governance and Nominating Committee did not hold a meeting during the fiscal year ended July 31, 2009. From August 28, 2009 to November 13, 2009, the Governance and Nominating Committee has met one time.

Audit Committee

        The Audit Committee is composed of the Company’s four independent directors and operates under a charter adopted by the Board of Directors according to the rules and regulations of the Securities and Exchange Commission ~~("~~ (“ SEC ~~")~~ ”) and the NASDAQ Stock Market. The current members of our Audit Committee ~~members during the fiscal year ended July 31, 2009 were~~  are Messrs. Sandberg, Graham, Pertierra, and Vogel. The Board of Directors believes that all of these directors are independent as defined under the rules of the NASDAQ Stock Market. The Board of Directors has determined that Messrs. Sandberg, Graham, Pertierra, and Vogel have the qualifications and experience necessary to serve as an ~~"~~ “ audit committee financial expert ~~,"~~ ,” as defined by the SEC. The Audit Committee met five times in the last fiscal year. From August 28, 2009 to November 13, 2009, the Audit Committee has met one time.

        The Audit Committee is the communication link between the Board of Directors and our independent auditors. In addition to recommending the appointment of the independent auditors to the Board of Directors, the Audit Committee reviews the scope of the audit, the accounting policies and reporting practices, internal auditing and internal control, compliance with our policies regarding business conduct and other matters as deemed appropriate. The Audit Committee held five meetings in fiscal 2009 with the independent auditors and/or our management.

Report of the Audit Committee

        The following is the ~~"~~ “ Report of the Audit Committee ~~"~~ ” with respect to our audited financial statements for fiscal 2009 which include our consolidated balance sheets as of July 31, 2009 and 2008, and the related consolidated statements of operations, ~~stockholders'~~ stockholders’ equity (deficit) and cash flows for each of the two years in the period ended July 31, 2009 and the notes thereto. The information contained in this report shall not be deemed to be ~~"~~ “ soliciting material ~~"~~ ” or to be ~~"~~ “ filed ~~"~~ ” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in such filing.

1.

The Audit Committee has reviewed and discussed the above-referenced audited financial statements with management.

2.

The Audit Committee has discussed with Ernst & Young LLP, our independent accountants for fiscal 2009, the matters required to be discussed by SAS 61 (Codification of Statements on Accounting Standards) that includes, among other items, matters related to the conduct of the audit of our above-referenced financial statements.

3.

The Audit Committee has received the letter from Ernst & Young LLP required by Independent Standards Board Standard No. 1 that relates to the accountant'saccountant’s independence from our Company and its related entities, and has discussed with Ernst & Young LLP their independence from the Company.

4.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that our above-referenced audited financial statements be included in our annual report on Form 10-K/A for fiscal 2009.

Code of Business Conduct and Ethics

        The Company has adopted a Code of Business Conduct and Ethics that applies to all of its directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. These individuals are required to abide by the Code of Business Conduct and Ethics to insure that its business is conducted in a consistently legal and ethical manner. The ~~Company's~~ Company’s Code of Business Conduct and Ethics covers all areas of professional conduct, including employment policies, conflicts of interest, intellectual property and the protection of confidential information, as well as strict adherence to all laws and regulations applicable to the conduct of its business. Any waivers of the Code of Business Conduct and Ethics for directors or executive officers must be approved by the board of directors. The full text of the ~~Company's~~ Company’s Code of Business Conduct and Ethics is published on its website, www.asuresoftware.com, under the ~~"~~ “ Company-Corporate Governance ~~"~~ ” link. The Company intends to disclose future amendments to, or waivers from, provisions of its Code of Business Conduct and Ethics on its website within four business days following the date of such amendment or waiver.

Stockholder Communication with the Board of Directors

        A stockholder who wishes to communicate with the Board of Directors, or specific individual directors, may do so by directing a written request addressed to such directors or director in care of Adrian Pertierra, Secretary of the Company, at the address appearing on the first page of this Proxy Statement. Communications directed to members of the Board of Directors will be relayed to the intended board member(s).

INFORMATION CONCERNING EXECUTIVE OFFICERS

        The following table sets forth information as of November 10, 2009 concerning the executive officers of the Company (other than Mr. Goepel, whose biographical information appears in the table under the Election of Directors section above).

Name	Age	Present Office(s) Held In Our Company
Nate Pruitt	34	Vice President of Sales and Marketing
Kirk Norsworthy	56	Vice President of Engineering
Mike Galyen	40	Vice President of Products and Services

        There are no family relationships among any of the Company’s executive officers and directors.

        Nate Pruitt, who has 13 years of sales and marketing experience in high-tech software and hardware, joined the Company in October 2008 as our Vice President of Sales and Marketing. Prior to joining Asure, he held the position of Regional Vice President at Eloqua Corporation, a marketing automation SaaS company, for six years. Nate also spent time as a marketing director at Savvion and is a former industry analyst at Giga Information Group, now part of Forrester Research. Nate holds a BS in Management Information Systems and an AA in Business Administration.

        Kirk Norsworthy joined the Company in March 2008 as our Vice President of Engineering and is responsible for Asure ~~Software's~~ Software’s Development and IT. Prior to joining Asure, he served as the VP of Engineering at Polycom where he was instrumental in delivering the ~~company's~~ company’s first high-definition video conferencing systems. An executive at numerous startups, Kirk spent his first 21 years at IBM, where he held numerous R&D, Product Planning, Project Office and HQ assignments in RS6000 hardware and software. Kirk holds a BS in Journalism and a MS in Computer Science and was selected by IBM to attend the McCombs School of Business at the University of Texas.

        Mike Galyen joined the Company in March 2009 as our Vice President of Products and Services and is responsible for driving the ~~company's~~ Company’s product strategy, implementation and professional services. Prior to joining Asure, Galyen was director of product management for Authoria, where he was responsible for defining and building the ~~company's~~ company’s award-winning talent management solutions. Prior to Authoria, Galyen served as director of product management for Hire.com and led product strategy for a SaaS suite of enterprise recruiting solutions. Galyen also served as director of technology for the Bernard Hodes Group and has also worked as a consultant for several technology and service companies including BakBone Software, Boundless Network, Groom Energy, and Novotus.

2

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information with respect to beneficial ownership of our Common Stock by our director nominees as of November 10, 2009. None of the participants owns any shares of our Common Stock of record that such participant does not also own beneficially. As of November 10, 2009, 31,615,890 shares of our Common Stock were issued and outstanding.

        The following table sets forth certain information with respect to beneficial ownership of our Common Stock as of November 10, 2009 by:

•

each person who is known by us to beneficially own more than five percent of our common stock;

•

each of our directors at that date and nominees and named executive officers; and

•

all directors and officers as a group.

	Shares Beneficially Owned(1)(2)
Name and Address of Beneficial Owner	Number		Percent
Red Oak Partners, LLC, New York, NY	3,201,523	(3)	10.13%
Renaissance Technologies, Inc. LLC, New York, NY	1,645,600	(4)	5.20%
David Sandberg	3,201,523	(3)	10.13%
Patrick Goepel	631,837	(5)	2.00%
Robert Graham	960,698	(6)	3.07%
Adrian Pertierra	0		*
Jeffrey Vogel	125,000	(7)	*
All Directors and officers as a group (5 persons)(4)(5)(6)(7)(8)	4,919,058		15.65%

______________________

*

Indicates ownership of less than 1% of our common stock

(1)

Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted below. Amounts shown include shares of our common stock issuable upon exercise of certain outstanding options within 60 days after November 10, 2009.

(2)

Except for the percentages of certain parties that are based on presently exercisable options which are indicated in the following footnotes to the table, the percentages indicated are based on 31,615,890 shares of our common stock issued and outstanding on November 10, 2009. In the case of parties holding presently exercisable options, the percentage ownership is calculated on the assumption that the shares presently held or purchasable within the next 60 days underlying such options are outstanding.

(3)

Pursuant to Schedule 13D (Amendment No. 8) filed by Red Oak Partners, LLC with the SEC on July 14, 2009.

(4)

Pursuant to Schedule 13G filed by Renaissance Technologies, Inc. with the SEC on February 13, 2009.

(5)

Consists of 621,837 shares held by Mr. Goepel directly.

(6)

Consists of 82,076 shares held by Mr. Graham directly and 878,622 shares which Mr. Graham is deemed to beneficially own as managing partner of Global Accelerator, LLC.

(7)

Consists of 125,000 shares held directly by Mr. Vogel.

3

EXECUTIVE COMPENSATION

        As required by federal securities laws, the tables and related discussion in this section, except as otherwise noted, disclose the compensation of executive officers and directors of the Company during the past fiscal year, although none of those executives officers or directors are currently serving as an executive officer or director of the Company. Ms. Harris, our former Chief Executive Officer since June 18, 2009 resigned effective September 30, 2009. Mr. Snyder, our former Chief Executive Officer before Ms. Harris, was our Executive Chairman of the Board before being voted out as a director in the August 28, 2009 annual meeting. On October 29, 2009, the Company terminated Mr. Peterson’s employment. On September 15, 2009, the Company appointed Patrick Goepel as Interim Chief Executive Officer, effective as of October 1, 2009. No Chief Financial Officer has been appointed as of the date of this ~~proxy statement~~ Proxy Statement ..

Summary Compensation Table

        The following table summarizes the compensation of the named executive officers listed below during the ~~Company's~~ Company’s last two completed fiscal years:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Richard N. Snyder
Executive Chairman of the board	2009	287,500	2,719	-0-	-0-	-0-	-0-	9,867	300,086
Board	2008	300,000	2,719	25,480	-0-	-0-	-0-	6,908	335,107

Jay C. Petersen
Chief Financial Officer	2009	207,287	2,719	-0-	-0-	-0-	-0-	4,367	214,374
and Vice President, Finance	2008	216,300	2,719	11,270	-0-	-0-	-0-	4,352	234,641

Nancy L. Harris
President and Chief	2009	202,784	2,719	-0-	-0-	-0-	-0-	3,723	209,226
Executive Officer	2008	215,000	2,719	49,320	-0-	-0-	-0-	4,322	271,361

______________________

(b)

Fiscal year covered.

(c)

Dollar value of base salary (cash and non-cash) earned by the named executive officer during the fiscal year covered.

(d)

Dollar value of bonus (cash and non-cash) earned by the named executive officer during the fiscal year covered.

(e)

Dollar value of restricted stock awarded to the named executive officer during the fiscal year covered.

(i)

Represents the dollar value of any insurance premiums paid by the Company during the fiscal year covered with respect to term life insurance and long term disability insurance for the benefit of the named executive officer. Also represents the dollar value of any matching contributions made by the Company to the 401(k) account of the named executive officer during the fiscal year covered and cost of annual physical provided by the Company.

	Insurance Premiums	401(k) Matching	Company Paid Physical
Richard N. Snyder	$6,385	$0	$3,482
Jay C. Peterson	$1,655	$2,712	$0
Nancy L. Harris	$1,297	$2,426	$0

Outstanding Equity Awards at Fiscal Year-End Table

        The following table sets forth information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each of the named executive officers listed in the Summary Compensation Table, outstanding as of the end of the ~~Company's~~ Company’s last completed fiscal year:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Richard N. Snyder	216,045	-0-	-0-	0.385	9/27/2009	-0-	-0-	-0-	-0-
	33,955	-0-	-0-	0.385	9/27/2009	-0-	-0-	-0-	-0-
	186,335	-0-	-0-	0.385	9/27/2009	-0-	-0-	-0-	-0-
	6,598	-0-	-0-	1.110	8/28/2010	-0-	-0-	-0-	-0-

Jay C. Petersen	28,000	-0-	-0-	0.385	11/28/2009	-0-	-0-	-0-	-0-
	25,000	-0-	-0-	0.385	11/28/2009	-0-	-0-	-0-	-0-
	27,606	-0-	-0-	0.385	11/28/2009	-0-	-0-	-0-	-0-
	22,993	-0-	-0-	0.385	11/28/2009	-0-	-0-	-0-	-0-
	90,776	-0-	-0-	0.385	11/28/2009	-0-	-0-	-0-	-0-
	8,125	-0-	-0-	0.385	11/28/2009	-0-	-0-	-0-	-0-
	21,875	-0-	-0-	0.385	11/28/2009	-0-	-0-	-0-	-0-

Nancy L. Harris	50,000	-0-	-0-	0.385	10/30/2009	-0-	-0-	-0-	-0-
	80,168	-0-	-0-	0.385	10/30/2009	-0-	-0-	-0-	-0-
	20,000	-0-	-0-	0.385	10/30/2009	-0-	-0-	-0-	-0-

_______________________

(b)

The Company'sCompany’s option awards vest on a monthly basis, normally over a 48-month period. All option awards listed above are fully vested.

(e)

Option awards were re-priced to $0.385 per share during fiscal 2007.

(f)

Options generally expire ten years from relevant grant date. When employees, including officers, are terminated, any vested options expire 30 days from the date of termination. Mr. Snyder, in addition to compensation as an executive officer, also had 6,598 options from his service as a director. These vested options expire one year from the date of termination.

(g)

Unvested restricted shares vest one year from the date of award, with the exception of the 50,000 restricted shares awarded to Nancy Harris on 4/April 1/, 2008, which vest over two years from the date of award.

(h)

Unvested restricted shares valued at the 7/July 31/, 2008 common share price of $0.30.

Equity Awards Granted After Fiscal 2009 Year-End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Patrick Goepel			800,000	0.35	9/20/2019
Robert Graham			37,500	0.35	9/20/2019
Adrian Pertierra			37,500	0.35	9/20/2019
Jeffrey Vogel			37,500	0.35	9/20/2019

(d)

The Company'sCompany’s option award to Mr. Goepel vests on the following schedule: 25% on 9/September 15/, 2010 and 6.25% every three month afterwards. No options will vest, however, unless the Company employs Mr. Goepel as Chief Executive Officer on or prior to January 1, 2010.

The option awards made to Messrs. Graham, Pertierra and Vogel vest semi-annually over a two-year period.

None of the option awards listed above have vested.

(f)

The options reported here expire ten years from the relevant grant date.

Potential Payments due to Change-in-Control

        The prior board had entered into parachute agreements with Richard N. Snyder, Nancy L. Harris and Jay C. Peterson. Ms. Harris’ parachute agreement terminated on August 20, 2009, and Ms. Harris resigned effective September 30, 2009. Mr. Snyder’s parachute agreement terminated upon the payment of $95,000 to him through a retention agreement entered into with the prior board on August 26, 2009. Under the parachute agreement with Mr. Peterson, the Company agreed to pay a severance payment equal to his then current annual salary plus the yearly average cash bonus received by him in each of the three preceding years if he is terminated within a specified amount of time after a ~~"~~ “ change in control ~~."~~ ..” The definition of ~~"~~ “ change of control ~~"~~ ” included an event whereby the directors who served on the Board for a period of two consecutive years prior to such event cease for any reason to constitute a majority of the Board. On October 29, 2009, the Company terminated Mr. Peterson’s employment for reasons the Company believes will not incur change of control payments. If Mr. Peterson disputes this, the Company may incur litigation , settlement and/or other related costs.

Current Interim Chief Executive Officer Compensation

        On September 15, 2009, the Company appointed Patrick Goepel as Interim Chief Executive Officer, effective as of October 1, 2009. Mr. Goepel will be entitled to a base salary of $125,000 per annum, plus the ability to participate in all benefit plans afforded to other officers and employees of the Company. Unless the Company and Mr. Goepel mutually agree prior to January 1, 2010 for Mr. Goepel to become Chief Executive Officer on a more permanent basis, Mr. Goepel’s position as interim Chief Executive Officer will end on December 31, 2009. In such event, Mr. Goepel will be entitled to a cash bonus of $35,000. In the event that Mr. Goepel becomes the Company’s Chief Executive Officer, his base salary will remain at $125,000 per annum; however, he shall also become eligible to receive an annual “performance bonus” calculated based on the Company’s earnings and cash flow growth. Mr. Goepel was also given the right to purchase 500,000 additional shares of the Company’s common stock at a price per share equal to $.35 through an employment inducement award. In the event of a change in control, Mr. Goepel will be entitled to an additional payment based upon the Company’s earnings and cash flow growth. Mr. Goepel was also awarded stock options as described above in the table entitled “Equity Awards Granted After Fiscal 2009 Year End.”

Director Compensation Table

        The following table sets forth information concerning the compensation of the directors for the ~~Company's~~ Company’s last completed fiscal year:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Richard Agnich	19,750	-0-	-0-	-0-	-0-		19,750
Kathleen Cote	14,500	-0-	-0-	-0-	-0-		14,500
Louis J. Mazzucchelli	22,000	-0-	-0-	-0-	-0-		22,000
Ray R. Miles	23,000	-0-	-0-	-0-	-0-		23,000
James Wells	23,250	-0-	-0-	-0-	-0-		23,250

___________________________

(b)

During fiscal 2009, each non-employee director was paid a retainer of $3,000 for each quarter. Additionally, each non-employee director was paid $1,000 for the in-person meetings of the Board of Directors that he or she attended and $250 for participation in each telephonic meeting. Total director fees earned in fiscal 2009 were $102,500.

(d)

The aggregate number of option awards outstanding at fiscal year end for each director is as follows:

Richard Agnich (35,000)
Kathleen A. Cote (45,000) (these options expire 6/1/2010)
Louis J. Mazzucchelli (45,000)
Ray R. Miles (35,000)
James Wells (45,000)

All non-employee directors participate in the ~~Company's~~ Company’s 1992 Director Stock Option Plan. Non-employee directors receive, upon their initial election or appointment to the Board, stock options to purchase 25,000 shares of our Common Stock, having an exercise price equal to the market price of our Common Stock on the date of grant. Thereafter, each non-employee director will receive options to purchase 10,000 shares of our Common Stock on the anniversary date of his or her election or appointment to the Board. All of these options vest in equal amounts monthly over a three-year period but cease vesting at the time the director ceases to be a director. Any vested options expire 1 year from the date of termination. Currently the 1992 Director Stock Option Plan does not have sufficient options available for the granting of additional options to non-employee directors. In July 2006 each non-employee director was granted 12,772 shares of restricted stock.

Non-Equity Compensation for Current Non-Employee Directors

During the fiscal year ending July 31, 2010, each non-employee director will receive cash compensation as follows:

Base Compensation	$15,000 per annum
In-Person Attendance	$500 per meeting
Telephonic Attendance	$100 per meeting

No non-employee director, however, will be paid more than $25,000 per annum in aggregate under this compensation structure. David Sandberg, the Company’s Chairman and member of the Board, waived his right to receive compensation under this plan for the current fiscal year ending July 31, 2010. Robert Graham, Adrian Pertierra and Jeffrey Vogel, the remaining three non-employee members of the Board, are participating in this compensation structure.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

        Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor.

        Prior to engagement of the independent auditor for the next ~~year's~~ year’s audit, management will submit an aggregate of services expected to be rendered during that year for each of four categories of services to the Audit Committee for approval. The first category (Audit Services) includes audit work performed in the preparation of financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and attest services and consultation regarding financial accounting and/or reporting standards. The second category (Audit- ~~related~~ Related Services) includes assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements. The third category (Tax Services) includes all services performed by the independent ~~auditor's~~ auditor’s tax personnel, except those services specifically related to the audit of the financial statements, and includes fees in the areas of tax compliance, tax planning, and tax advice. The fourth category (All Other Fees) includes items associated with services not captured in the other categories. We generally do not request such services from the independent auditor.

        Prior to engagement, the Audit Committee pre-approves these services by category of service. The fees are budgeted and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor.

        The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Audit Fees

        The Company incurred aggregate fees in the amount of $163,000 and $349,400 for professional audit services rendered by Ernst & Young LLP for the audit of the ~~Company's~~ Company’s annual financial statements and the reviews of the financial statements included in the ~~Company's~~ Company’s 10-Qs, for the fiscal years ended July 31, 2009 and 2008, respectively. The services included work generally only the independent registered public accounting firm can reasonably be expected to provide, such as those in connection with statutory and regulatory filings.

Audit-Related Fees

        The Company incurred aggregate fees in the amount of $0 and $73,454 for assurance and related services rendered by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the ~~Company's~~ Company’s financial statements and not reported under ~~"~~ “ Audit Fees ~~"~~ ” above. These services related principally to the audits of employee benefit plans, Sarbanes-Oxley compliance and merger and acquisition due diligence, for the fiscal years ended July 31, 2009 and 2008, respectively.

Tax Fees

        The Company incurred $0 and $0 for professional services rendered by Ernst & Young LLP for tax compliance, tax advice, and tax planning during the fiscal years ended July 31, 2009 and 2008, respectively.

All Other Fees

        All fees paid to Ernst & Young LLP by the Company are reported under the fee categories listed above. There were no other products or services provided by Ernst & Young LLP during the fiscal years ended July 31, 2009 and 2008.

        The Audit Committee has determined that the provision of services covered by the four preceding paragraphs is compatible with maintaining the independent ~~auditors'~~ auditors’ independence from the Company.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

 (ITEM 2)

        The Audit Committee has appointed ~~[ ___________ ]~~ Ernst & Young LLP , independent registered public accountants, to audit the ~~Company's~~  Company’s consolidated financial statements for the fiscal year ending July 31, 2010. We are advised that no member of ~~[ ___________ ]~~ Ernst & Young LLP has any direct financial interest or material indirect financial interest in the Company or any of its subsidiaries or, during the past three years, has had any connection with the Company or any of its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

        Stockholder ratification is not required for the selection of ~~[ ___________ ]~~ Ernst & Young LLP , since the Audit Committee has the responsibility for the selection of the ~~Company's~~ Company’s independent auditors. Nonetheless, the selection is being submitted for ratification at the Annual Meeting solely with a view toward soliciting the ~~stockholders'~~ stockholders’ opinion thereon, which opinion will be taken into consideration in future deliberations.

        A representative of ~~[ ___________ ]~~ Ernst & Young LLP will be attending the Annual Meeting and will be available for questions.

        The Board of Directors unanimously recommends voting "FOR" ratification of the appointment of ~~[ ___________ ]~~ Ernst & Young LLP as the Company’s independent registered public accountants.

APPROVAL OF AN AMENDMENT TO THE COMPANY’S RESTATED

CERTIFICATE OF INCORPORATION TO CHANGE THE COMPANY’S NAME

 (ITEM 3)

        The Board has adopted a resolution declaring the advisability of amending the Company’s Restated Certificate of Incorporation to change the Company’s name from Forgent Networks, Inc. to Asure Software, Inc .., substantially in the form provided in Appendix A .. The Board believes this name change is in the best interests of the Company as the Company moves forward as a pure-play software company because it more accurately reflects the identity and characteristics of our new brand.

        The Board of Directors unanimously recommends voting "FOR" approving amendment of the Company’s Certificate of Incorporation to change the Company’s name to Asure Software, Inc.

APPROVAL OF AN AMENDMENT TO THE COMPANY’S RESTATED

CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT , REDUCE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK TO 6,500,000 AND REDUCE THE NUMBER OF AUTHORIZED SHARES OF PREFERRED STOCK TO 1,500,000

(ITEM 4)

        The Board proposes that stockholders authorize the Board to amend the Company’s Restated Certificate of Incorporation to effect a reverse stock split of all outstanding shares of the Company’s Common Stock at a ratio of 1 for 10  ~~(~~ , and in connection with the ~~“~~ reverse stock split  ~~“ or “reverse split”)~~ , reduce the number of authorized shares of Common Stock to 6,500,000 and reduce the number of authorized shares of Preferred Stock to 1,500,000 , substantially in the form provided in Appendix A (the “reverse stock split” or “reverse split”) .. As of November 10, 2009, the Company had 31,615,890 shares of Common Stock and no shares of Preferred Stock issued and outstanding. The last sale price of Common Stock on NASDAQ on November 10, 2009, was $0.24.

Reasons for the Reverse Stock Split

         ~~The Board proposes this reverse stock split to mitigate the risk of~~ On November 18, 2009, the Company received a letter from NASDAQ ~~delisting notice going forward by raising~~ stating that the Company’s Common Stock would be delisted from the NASDAQ Capital Market due to noncompliance with the minimum $1.00 bid price per share requirement per Listing Rule 5810(c)(3)(A)(i). NASDAQ also granted the Company a hearing request to appeal the NASDAQ staff’s position. The hearing is currently scheduled to be held on December 10, 2009, and delisting will be suspended pursuant to the hearing. The Board proposes this reverse stock split to raise our Common Stock price over NASDAQ’s ~~continued listing~~  bid price requirement  ~~of $1.00 per share~~ . The Board believes that stockholders would be best served by maintaining NASDAQ listing.

         Although the exchange ratio of 1 for 10 is expected to increase our Common Stock price enough meet NASDAQ’s requirements, there can no assurance that the price of our Common Stock after a reverse split will increase in proportion to the reduction in the number of shares or will meet NASDAQ’s bid price requirement , and some investors may interpret a reverse stock split as a signal that the Company lacks confidence in its ability to increase its stock price naturally. Furthermore, there can be no assurance that NASDAQ will not pursue delisting on grounds other than the minimum bid price requirement.

        The Board of Directors unanimously recommends voting "FOR" approving amendment of the Company’s Certificate of Incorporation to effect the reverse stock split.

Effects of the Reverse Split

        If stockholders approve this proposal, every ten shares of the Company’s outstanding Common Stock would be combined into one share of Common Stock. The Company will not issue fractional shares of Common Stock. Where a stockholder would have been entitled to a fractional share, the Company will round up fractional shares to the nearest whole share. The reverse split will affect all of our stockholders uniformly and will not affect any stockholder’s percentage ownership interests or proportionate voting power, except for minor differences resulting from the rounding up of fractional ~~interests~~ shares .. Certain stockholders, however, may be left with one or more ~~"~~ “ odd lots ~~,"~~ ,” or a number of shares that is less than 100, and therefore may find it difficult to sell such shares and in connection with any sale may have to pay higher commissions and other transaction costs as compared to a sale involving a ~~"~~ “ round lot ~~,"~~ ,” or a number that is in even multiples of 100.

        The reverse split will reduce the number of shares of Common Stock and Preferred Stock authorized to be issued to 6,500,000 and 1,500,000, respectively. The reverse split will not affect the par value of the Common Stock or ~~the number of shares authorized to be issued~~ Preferred Stock .. The aggregate stated capital of our outstanding stock will be reduced, while the aggregate capital surplus in excess of our stated capital attributable to our outstanding stock for statutory and accounting purposes will be correspondingly increased. The amendment to the Restated Certificate of Incorporation will not change the rights, preferences, privileges or priorities of either our outstanding Common Stock or our Preferred Stock.

         The number of shares of stock subject to any of our outstanding options authorized for issuance pursuant to our stock plans will be proportionately reduced.

        The following table shows the number of shares of Common Stock and Preferred Stock authorized, issued and outstanding, reserved for issuance and authorized but unissued both before and after completion of the reverse stock split.

		Common Stock		Preferred Stock
		Before the Reverse Split (in 1,000s)	After the Reverse Split	Before the Reverse Split (in 1,000s)	After the Reverse Split
Authorized	400	40,000	6,500,000	10,000	1,500,000
Issued and Outstanding		31,616	3,161,600	0	0
Reserved for Issuance		549	54,900	0	0
Authorized but Unissued		6,594	3,159,400	10,000	1,500,000

Procedure for Effecting the Reverse Stock Split

        The reverse stock split will become effective upon the filing and acceptance of the proposed amendment to the Company’s Restated Certificate of Incorporation with the Secretary of State of the State of Delaware without any action on the part our stockholders and without regard to the date or dates old stock certificates formerly representing shares of our stock before the reverse stock split are physically surrendered for new stock certificates representing the number of shares of stock a stockholder is entitled to receive as a result of the reverse stock split.

        As soon as practicable after the date the amendment becomes effective, we will send a letter of transmittal to each stockholder of record at the effective time for use in transmitting old stock certificates to our transfer agent, American Stock Transfer & Trust Company, who will be serving as our exchange agent. The letter of transmittal will contain instructions for the surrender of old certificates to the exchange agent in exchange for new certificates representing the number of whole new shares of stock into which such ~~holders'~~ holders’ shares represented by the old certificates have been converted as a result of the reverse stock split.

        Stockholders should not destroy any stock certificates and should not send their old certificates to the exchange agent until they have received the letter of transmittal. Persons holding their shares in brokerage accounts or “street name” would not be required to take any further action to effect the exchange of their certificates. ~~”~~ Instead, the holder of the certificate will be contacted. Old certificates not presented for surrender as soon as is practicable after the letter of transmittal is sent shall be exchanged for new certificates at the first time they are otherwise presented for transfer or conversion. Until so surrendered, each current certificate representing shares of our stock will be deemed for all corporate purposes after the effective time of the charter amendment to evidence ownership of shares in the appropriately reduced whole number of shares.

        Stockholders holding shares in “street name” through banks, brokers or other nominees should follow the procedures given by such banks, brokers or other nominees. Banks, brokers or other nominees holding shares of Common Stock for stockholders will be instructed to effect the reverse stock split for such beneficial holders. These banks, brokers or other nominees may apply their own specific procedures for processing the reverse stock split. If you hold your shares in “street name,” please contact your bank, broker or other nominee.

Expected Tax Consequences

        The following discussion is a summary of the U.S. federal income tax consequences to a stockholder who exchanges shares pursuant to the reverse stock split. This discussion is for general information only and is not intended to be a complete description of all potential tax consequences to a particular stockholder. Nor does it describe state, local or foreign tax consequences. Any written tax advice contained herein was not written or intended to be used (and cannot be used) by any taxpayer for the purpose of avoiding penalties that may be imposed under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) ..

        This discussion is based on current provisions of the ~~Internal Revenue~~  Code  ~~of 1986, as amended~~ , Treasury regulations promulgated under the Code, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively. We have not sought nor will we seek any rulings from the IRS with respect to the U.S. federal income tax consequences discussed below. The discussion below is not in any way binding on the IRS or the courts or in any way constitutes an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

        The Company will not recognize any gain or loss for tax purposes as a result of the reverse stock split. Furthermore, the reverse stock split will not result in the recognition of gain or loss to our common stockholders  ~~(except to the extent a stockholder receives cash in lieu of fractional shares)~~ . The holding period for the shares of Common Stock each ~~shareholder~~ stockholder receives will include the holding period of the shares exchanged in the reverse stock split. The aggregate adjusted basis of the new shares of Common Stock will be equal to the aggregate adjusted basis of the old shares exchanged in the reverse stock split  ~~(reduced by the portion of adjusted basis allocated to any cash received in lieu of fractional shares)~~ .

APPROVAL OF THE COMPANY’S AMENDED AND RESTATED RIGHTS AGREEMENT

(ITEM 5)

Background of the Amended and Restated Rights Agreement

        ~~Forgent Networks, Inc. (the “~~ The Company ~~”)~~ entered into a Rights Agreement on December 19, 2005 with American Stock Transfer & Trust Company LLC (the “Rights Agreement”), as previously disclosed on a Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2005.

        The Company amended and restated the Rights Agreement as of October 28, 2009 (the “Amended and Restated Rights Agreement”) to protect the Company’s ability to carry forward its net operating losses (the “NOLs”), which the Company believes are a substantial asset. The previous Rights Agreement imposed a penalty only for a person or group that acquired more than 15% of the Company’s then-outstanding Common Stock without prior Board approval and thus did not protect our tax losses. The Amended and Restated Rights Agreement is designed to assist in limiting the number of 5% or more owners and thus reduce the risk of a possible “change of ownership” under Section 382 of the ~~Internal Revenue~~  Code  ~~of 1986 as amended (the “Code”)~~ . Any such “change of ownership” under these rules would limit or eliminate the ability of the Company to use its existing NOLs for federal income tax purposes. However, there is no guaranty that the objective of preserving the value of the NOLs will be achieved. The Amended and Restated Rights Agreement will expire immediately if our net operating losses become impaired for other reasons, as discussed below under the subsection entitled “Expiration of Rights.”

Summary of the Amended and Restated Rights Agreement

        The Amended and Restated Rights Agreement imposes a significant penalty upon any person or group that acquires 4.9% or more (but less than 50%) of the Company’s then-outstanding Common Stock without the prior approval of the Board. Stockholders who own 4.9% or more of the Company’s then-outstanding Common Stock as of the close of business on the Record Date, will not trigger the Amended and Restated Rights Agreement so long as they do not increase their ownership of the Common Stock after the Record Date by more than one-half of 1% of the then-outstanding Common Stock. A person or group that acquires shares of the Company’s common stock in excess of the above-mentioned applicable threshold, subject to certain limited exceptions, is called an “Acquiring Person.” Any rights held by an Acquiring Person are void and may not be exercised.

The Rights

        On October 28, 2009, the Board of Directors ~~(the “Board”) of the Company~~  amended the rights and preferences of the previously declared dividend of one right (a “Right”) for each outstanding share of common stock of the Company, par value $0.01 per share (the “Common Stock”). The dividend is payable on October 28, 2009 to the stockholders of record at the close of business on that date (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company, $0.01 par value (the “Preferred Stock”), at a price of $1.7465 per one thousandth of a share of Preferred Stock, subject to adjustment (the “Exercise Price”). For example, the exercise price would increase tenfold if the reverse split is approved. The Rights are not exercisable until the Distribution Date referred to below. Until the Rights are exercised, the holders thereof will not have rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends. The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement between the Company and American Stock Transfer & Trust Company LLC, dated as of October 28, 2009. All capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Amended and Restated Rights Agreement.

Exercisability of Rights

        The Rights will not be exercisable until 10 days after a public announcement by the Company that a person or group has become an Acquiring Person. Until the date that the Rights become exercisable (the “Distribution Date”), Common Stock certificates will evidence the Rights and will contain a notation to that effect. Any transfer of shares of Common Stock prior to the Distribution Date will constitute a transfer of the associated Rights. If the Rights become exercisable, each Right would allow its holder to purchase from the Company one one-thousandth of a share of Preferred Stock for a purchase price of $1.7465. Each fractional share of Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as one share of Common Stock. After the Distribution Date, the Rights will be separated from the Common Stock and be evidenced by a rights certificate, which the Company will mail to all holders of the rights that are not void.

        In addition, if a person or group becomes an Acquiring Person after the Distribution Date or already is an Acquiring Person and acquires more shares after the Distribution Date, all holders of Rights, except the Acquiring Person, may exercise their rights to purchase a number of shares of the Common Stock (in lieu of Preferred Stock) with a market value of twice the exercise price, upon payment of the purchase price.

Expiration of Rights

        The Rights will expire on the earliest of (a) the Final Expiration Date (defined below), (b) the exchange or redemption of the Rights, (c) consummation of a merger or consolidation or sale of assets resulting in expiration of the Rights, (d) the consummation of a reorganization transaction entered into by the Company that the Board determines will help prevent the Company from experiencing an “Ownership Change,” as defined in Section 382 of the Code and protect the Company’s NOLs, (e) the repeal of Section 382 of the ~~Internal Revenue~~  Code or any successor statute, or any other change, if the Board determines the Amended and Restated Rights Agreement is no longer necessary for the preservation of tax benefits, or (f) the beginning of a taxable year of the Company to which the Board determines that no tax benefits may be carried forward. ~~.~~

        The Final Expiration Date is October 28, 2019; provided that (i) if the Amended and Restated Rights Agreement shall not have been submitted for approval and approved by the requisite number of the Company’s stockholders on or before April 28, 2010, the Final Expiration Date shall be April 28, 2010 and (ii) if the Amended and Restated Rights Agreement is submitted for the approval and not approved by the requisite number of the Company’s stockholders, the Final Expiration Date shall be the date of such stockholder determination.

Redemption of Rights

        The Company may, at its option and with the approval of the Board, at any time prior to the close of business on the earlier of (i) the tenth day following the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such or such later date as may be determined by action of a majority of the members of the Board of Directors then in office and publicly announced by the Company or (ii) the Final Expiration Date, redeem all but not less than all the then outstanding Rights at a redemption price of $0.01 per Right (such redemption price being herein referred to as the “Redemption Price”). The Redemption Price is subject to adjustment to reflect any stock split, stock dividend or similar transaction occurring after the date of the Amended and Restated Rights Agreement. The Company may, at its option, pay the Redemption Price either in Common Stock (based on the current per share market price thereof, as determined pursuant to Section 11(d) of the Amended and Restated Rights Agreement) or cash; provided, that if the Board of Directors of the Company authorizes redemption of the Rights on or after the time a person becomes an Acquiring Person, then such authorization shall require the concurrence of a majority of the members of the Board then in office.

Exchange of Rights

        In addition, after a person becomes an Acquiring Person the Board of the Company may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

Anti-Dilution Adjustments

        The Board may adjust the purchase price of the Preferred Stock, the number of shares of the preferred shares issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including a stock dividend, a stock split or a reclassification of the Preferred Stock or Common Stock.

Amendments

        Before the time the Rights cease to be redeemable, the Board may amend or supplement the Amended and Restated Rights Agreement without the consent of the holders of the Rights. At any time thereafter, the Board may amend or supplement the Amended and Restated Rights Agreement only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions or to make any additional changes to the Amended and Restated Rights Agreement, but only to the extent that those changes do not impair or adversely affect any Rights holder and do not result in the Rights becoming redeemable.

Other Considerations

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Rights may be redeemed by the Company at the Redemption Price prior to the date ten days after the public announcement that a person or group has become the beneficial owner of 4.9% or more of the Common Stock, and any securities which a person or any of such person’s affiliates may be deemed to have the right to acquire pursuant to any merger or other acquisition agreement between the Company and such person may be excluded from the calculation of their beneficial ownership if such agreement has been approved by the Board of Directors of the Company prior to them becoming an Acquiring Person.

        The Amended and Restated Rights Agreement, specifying the terms of the Rights and including the form of the Rights Certificate, is attached hereto as Appendix B and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to Appendix B.

        The Board of Directors unanimously recommends voting "FOR" approving the Amended and Restated Rights Agreement.

APPROVAL OF THE COMPANY’S 2009 EQUITY PLAN

(ITEM 6)

Background and Summary of Company’s 2009 Equity Plan

        On September 21, 2009, the Board ~~of Directors (the “Board”) of Forgent Networks, Inc. (the “Company”)~~  adopted the Company’s 2009 Equity Plan (the ~~"~~ “ 2009 Equity Plan ~~"),~~ ”), a copy of which is attached as Appendix C to this ~~proxy statement~~ Proxy Statement . The purpose of the 2009 Equity Plan is to enhance the long-term stockholder value of the Company by offering opportunities to directors, officers, employees and eligible consultants of the Company (“Participants”) to acquire and maintain stock ownership in the Company in order to give these persons the opportunity to participate in the ~~Company's~~ Company’s growth and success, and to encourage them to remain in the service of the Company. As of November 10, 2009, all of the approximately 75 employees (including officers) of the Company and the four non-employee directors would have been eligible to participate in the 2009 Equity Plan.

        The following description of the 2009 Equity Plan does not purport to be complete, and is qualified in its entirety by reference to Appendix C to this ~~proxy statement~~ Proxy Statement .. Capitalized terms used in this summary and not otherwise defined will have the same meaning ascribed to such terms in the 2009 Equity Plan.

        The Board of Directors unanimously recommends voting "FOR" approving the Company’s 2009 Equity Plan.

        A total of 2,000,000 shares of the Company’s Common Stock are available for issuance under the 2009 Equity Plan. The 2009 Equity Plan provides for the grant of: (i) incentive stock options, (ii) nonstatutory stock options and (iii) stock purchase rights.

Options

        Types of Options.  Incentive stock options granted under the 2009 Equity Plan are those intended to qualify as “incentive stock options” as defined under Section 422 of the ~~Internal Revenue~~  Code. Incentive stock options may be granted only to employees of the Company or a subsidiary of the Company. The 2009 Equity Plan provides that incentive stock treatment will not be available for options that become first exercisable in any calendar year to the extent the value of the underlying shares that are the subject of the stock option ~~exceed~~ exceeds $100,000 (based upon the fair market value of Common Stock on the grant date).

        Nonstatutory stock options granted under the 2009 Equity Plan are option grants that do not qualify as incentive stock options under Section 422 of the ~~Internal Revenue~~  Code. Nonstatutory stock options and stock purchase plans may be granted to Employees and Consultants (each as defined in the 2009 Equity Plan).

        Exercise of Options.  The exercise price of options may not be less than 100% of the fair market value on the grant date of the shares of common stock subject to the Award. With respect to any Incentive Stock Options, the exercise price of the options may not be less than 110% of fair market value for any employee, who at the time of the grant ~~,~~ is a Ten Percent Holder, as defined in the 2009 Equity Plan.

        Options may be exercised by written notice of such exercise to the Company in accordance with the terms of the option by the person entitled to exercise the option along with full payment for the underlying Common Stock. Subject to the relevant stock option agreement and any applicable law, payment may be made by (i) cash; (ii) check; (iii) promissory note; (iv) cancellation of indebtedness; (v) other shares of Common Stock having a fair market value equal to the exercise price if owned by the Participant for more than six months; (vi) cashless brokered exercise program; or (vii) any combination of the foregoing.

        The term over which Participants may exercise stock options may not exceed ten years from the date of the grant (five years in the case of incentive stock options granted to employers who were Ten Percent Holders at the time of grant.

Stock Purchase Rights

        The Company may offer Participants stock purchase rights at a price determined by the Company, subject to applicable law. The purchase price may not be less than 85% of the fair market value on the grant date (if the employee is a Ten Percent Holder, the price must not be less than 100% of the fair market value on the grant date). Generally, the Company will retain the right to repurchase the shares upon the voluntary or involuntary termination of the ~~purchaser's~~ purchaser’s employment with the Company ..

Taxes; Withholding

        As a condition for the issuance of Common Shares pursuant to awards, the 2009 Equity Plan requires satisfaction of any applicable federal, state, local or foreign withholding tax obligations that may arise in connection with the award or issuance of Common Shares.

Non-Transferability of Awards

        Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of other than by will or by the laws of descent and distribution; provided, however, that the Company may, in its discretion, grant nonstatutory stock options that may be transferred by instrument to an inter vivos or testamentary trust in which the options will pass to beneficiaries upon death or by gift or pursuant to certain domestic relation orders.

Adjustments Upon Changes in Capitalization, Merger, or Certain Other Transactions

        The number of shares of Common Stock covered by outstanding awards, the maximum aggregate number of shares that may be sold, and the number of shares of Common Stock authorized but not issued (or returned upon cancellation or expiration of an award), and the price per share covered by each outstanding award shall be proportionately adjusted for any increase or decrease in the number of shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares other than for consideration received or conversion of convertible securities.

        If the Company dissolves or liquidates, each award will terminate immediately prior to the consummation of such action unless otherwise determined by the Administrator.

        In the event of Corporate Transaction, each outstanding award shall be assumed or an equivalent award shall be substituted by the successor corporation, or its parent or subsidiary, unless otherwise agreed, in which case the award shall terminate on the consummation of the transaction. In the event of a Change in Control, each award shall accelerate on the terms of the related award agreement.

Plan Termination and Amendment

         If approved by the Company’s stockholders at the Annual Meeting and if not sooner terminated by the Board, the 2009 Equity Plan shall continue in effect for a term of (10) years. The Board may at any time amend the 2009 Equity Plan; provided, however, that no amendment that would materially and adversely affect the rights of award recipients shall be made without his or her consent. To the extent required by law, the Company shall obtain stockholder approval of any amendment to the 2009 Equity Plan.

Expected Tax Consequences

        The following is a brief summary of certain tax consequences of certain transactions under the 2009 Equity Plan. This summary is not intended to be complete and does not describe state, local or foreign tax consequences.

United States Tax Laws

        Under the Code, the Company (or its applicable U.S. subsidiaries) will generally be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the ordinary income that Participants recognize pursuant to awards (subject to the Participant’s overall compensation being reasonable, and to the discussion below with respect to Code Section 162(m)) here in the United States. For Participants, the expected U.S. tax consequences of awards are as follows:

        Incentive stock options.  A Participant will not recognize income upon the grant of an incentive stock option. There are generally no tax consequences to the Participant upon exercise of an incentive stock option (except the amount by which the fair market value of the shares at the time of exercise exceeds the option exercise price is a tax preference item possibly giving rise to an alternative minimum tax). If the shares of Common Stock are not disposed of within two years from the date the incentive stock option was granted or within one year after the incentive stock option was exercised, any gain realized upon the subsequent disposition of the shares will be characterized as long-term capital gain and any loss will be characterized as long-term capital loss. If both of these holding period requirements are not met, then a “disqualifying disposition” occurs and (i) the Participant recognizes gain in the amount by which the fair market value of the shares at the time of exercise exceeded the exercise price for the incentive stock option and (ii) any remaining amount realized on disposition (except for certain “wash” sales, gifts or sales to related persons) will be characterized as capital gain or loss.

        Nonstatutory stock options and stock purchase rights.  A Participant will not recognize income at the time a nonstatutory stock option or stock purchase rights are granted. At the time a nonstatutory stock option or stock purchase rights are exercised, the Participant will recognize ordinary income in an amount equal to the excess of (i) the fair market value of the Common Stock issued to the Participant on the exercise date over (ii) the exercise price paid for the shares. At the time of sale of shares acquired pursuant to the exercise of a nonstatutory stock option, the appreciation (or depreciation) in value of the shares after the date of exercise will be treated either as short-term or long-term capital gain (or loss) depending on how long the shares have been held.

General Tax Law Considerations

        The preceding paragraphs are intended to be merely a summary of certain important tax law consequences concerning a grant of stock options under the 2009 Equity Plan and the disposition of shares issued thereunder in existence as of the date of this ~~proxy statement~~ Proxy Statement . Special rules may apply to the Company’s officers, directors or greater than ten percent stockholders. Participants in the 2009 Equity Plan should review the current tax treatment with their individual tax advisors at the time of grant, exercise or any other transaction relating to an award or the underlying shares.

New Plan Benefits

No grants were made in the last fiscal year. The following grants of stock options were made following the last fiscal year:

2009 Equity Plan
Name and position	Dollar Value ($)	Number of Options ($)
Richard N. Snyder, Former Chief Executive Officer	-	-0-	(1)
Nancy L. Harris, Former Chief Executive Officer	-	-0-	(1)
Jay C. Peterson, Former Chief Financial Officer	-	-0-	(1)
Patrick Goepel, Interim Chief Executive Officer	-	800,000	(2)
Non-Executive Director Group	-	112,500	(3)
Non-Executive Officer Employee Group		-0-

_________________________

(1)

None of Mr. Snyder, Ms. Harris or Mr. Peterson is currently employed at the Company.

(2)

These incentive stock options, subject to stockholder approval, were granted under the 2009 Equity Plan on September 21, 2009. The option vests with respect to 25% of the shares on September 15, 2010 and an additional 6.25% each three month period thereafter. The exercise price of such options was set at $.35 per share of common stock, a price which the Board determined was a premium over the then current fair market value of such stock. These options expire ten years from the grant date. The issuance of shares related to this grant is contingent upon stockholder approval.

(3)

Non-qualified stock options under the 2009 Equity Plan to purchase 37,500 shares of Common Stock were granted to each of Robert Graham, Adrian Pertierra and Jeffrey Vogel on September 21, 2009. Each such option vest at a rate of 25% of the amount of shares granted under such option each six month period following issuance, such that the options shall each be fully vested on the second anniversary of issuance. The exercise price of such options was set as $.35 per share of common stock, a price which the Board determined was a premium over the then current fair market value of such stock. These options expire ten years from the grant date. The issuance of shares related to this grant is contingent upon stockholder approval.

        In the event of the termination of one of the aforementioned parties’ relationship with the Company as a result of disability or death, such party (or his estate) may exercise the option, to the extent he is vested, within six months from the termination date. In the event such party’s relationship with the Company is terminated for “cause,” as such term is defined in the Company’s 2009 Equity Plan, the option shall terminate immediately upon such termination for “cause ~~”.~~ ..” If such party’s relationship terminates for any other reason other than those listed above, the option may be exercised for ninety days (90) after termination.

        The above description of the options granted under 2009 Equity Plan does not purport to be complete, and is qualified in its entirety by reference to the full Form of Stock Option Agreement, which is attached as Appendix D to this ~~proxy statement~~ Proxy Statement . Future awards are not determinable at this time.

Equity Compensation Plan Information

                The following table provides information as of July 31, 2009 with respect to the shares of the Company’s common stock that may be issued under the Company’s existing equity compensation plans.

	A	B	C
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Stockholders (1)	1,131,305 (3)	$0.76 (3)	21,317 (4)
Equity Compensation Plans Not Approved by Stockholders (2)	-0-	N/A	-0-
Total	1,131,305	$0.76	21,317

(1)

Consists of the 1989 Stock Option Plan, the 1992 Director Stock Option Plan, the 1996 Stock Option Plan, and the Employee Stock Purchase Plan.

(2)

All of the Company’s equity compensation plans have been previously approved by the Company’s stockholders.

(3)

Under the Employee Stock Purchase Plan, each eligible employee may purchase up to 2,500 shares per quarter (but in no case can the participant contribute more than 15% of base pay) of common stock at quarterly intervals on the last day of the calendar quarter (i.e. March, June, September, and December) each year at a purchase price per share equal to 85% of the lower of (i) the average selling price per share of common stock on the first day of the quarter or (ii) the average selling price per share on the quarterly purchase date.

(4)

Includes shares available for future issuance under the Company'sCompany’s Employee Stock Purchase Plan.

OTHER MATTERS

        As of the date of this Proxy Statement, the Board of Directors does not know of any business to be brought before the Annual Meeting other than as specified above. However, if any matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgment on such matters.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the ~~Company's~~ Company’s officers, directors, and persons who beneficially own more than 10% of the ~~Company's~~ Company’s Common Stock ("10% Stockholders") to file reports of ownership and changes in ownership with the SEC and NASDAQ. Such officers, directors and 10% Stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms that they file. Based solely upon information provided to the Company by individual officers, directors and 10% Stockholders, Forgent believes that all of these filing requirements were satisfied by the ~~Company's~~ Company’s officers, directors, and 10% Stockholders in fiscal 2009, except for ~~Forms 3~~ Form 3s for Messrs. Sandberg, Goepel, Graham, Pertierra and Vogel filed late due to a misunderstanding of the filing deadline, and a late Form 4 for Mr. Goepel.

STOCKHOLDER PROPOSALS

        Pursuant to various rules promulgated by the SEC, a stockholder seeking to include a proposal in our proxy statement and form of proxy card for our annual stockholder meeting for fiscal 2010 must timely submit such proposal in accordance with SEC Rule 14a-8 to Forgent Networks, Inc., addressed to Adrian Pertierra, Secretary, 108 Wild Basin Road, Austin, Texas 78746. Pursuant to SEC Rule 14a-8, a stockholder proposal for the annual stockholder meeting for fiscal ~~2009~~ 2010 must be received in writing by the Company at its executive offices no later than July ~~[___]~~ 30 , 2010. Further, a stockholder may not present a proposal for inclusion in our proxy statement and form of proxy card related to the Annual Meeting for fiscal 2010 and may not submit a matter for consideration at the Annual Meeting to be held for fiscal 2010, regardless of whether presented for inclusion in our proxy statement and form of proxy card, unless the stockholder has timely complied with our bylaw requirements. Under these requirements, a ~~stockholder's~~ stockholder’s notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the meeting a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting; the name and address, as they appear on our books, of the stockholder proposing such business and the name and address of the beneficial owner, if any, on whose behalf the proposal is made; the class and number of our shares of our Common Stock which are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is being made; and any material interest of such stockholder of record and beneficial owner, if any, on whose behalf the proposal is made in such business.

Under our bylaw requirements, a stockholder’s notice must be delivered to or mailed and received by us not less than 60 days nor more than 90 days prior to the first anniversary date of the prior year’s annual meeting; provided, however, that in the event that the date of the annual meeting changes by more than 30 days from such anniversary date, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which public disclosure is first made of the date of the annual meeting. Therefore, in order to be timely for the 2010 annual meeting, a stockholder’s notice regarding a proposal not to be included in the Company’s proxy materials must be delivered to or mailed and received at our principal executive offices not earlier than September 18, 2010 and not later than October 18, 2010.

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR ITS APPENDICES TO VOTE ON THE MATTERS SET FORTH ABOVE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED NOVEMBER ~~[ ___ ]~~ 27 , 2009. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE AND THE MAILING OF THIS PROXY STATEMENT TO STOCKHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By order of the Board of Directors

~~Pat Goebel~~

Patrick Goepel

Interim Chief Executive Officer

Austin, Texas

4

APPENDIX A

FORM OF AMENDMENT CHANGING THE COMPANY’S NAME AND EFFECTING THE REVERSE STOCK SPLIT , REDUCING THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK TO 6,500,000 AND REDUCING THE NUMBER OF AUTHORIZED SHARES OF PREFERRED STOCK TO 1,500,000

Pursuant to the Delaware General Corporation Law (“DGCL”), Forgent Networks, Inc., a corporation duly organized and existing under the DGCL, does hereby certify that:

1.

The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article FIRST and inserting in its place the following:

FIRST: The name of the Corporation (the “ Corporation ”) is Asure Software, Inc., formerly known as Forgent Networks, Inc., formerly known as VTEL Corporation.

2.

The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article FOURTH and inserting in its place the following:

FOURTH: The Corporation shall have the authority to issue two (2) classes of shares to be designated, respectively, “Preferred Stock” and “Common Stock.” All of said shares shall be One Cent ($.01) par value each. The total number of shares of capital stock which the Corporation shall have the authority to issue is ~~Fifty~~ Eight Million ( ~~50~~ 8 ,000,000), which shall consist of ~~Forty~~ Six-and-One-Half Million ( ~~40,000~~ 6,500 ,000) shares of Common Stock and ~~Ten~~ One-and-One-Half Million (1 ~~0,000~~ ,500 ,000) shares of Preferred Stock.

The outstanding shares of Common Stock shall be reverse split on a 1 for 10 basis, effective as of the effective date of this Certificate of Amendment. ~~The number of authorized, but unissued shares shall not be affected by the reverse split.~~

Fractional shares will be rounded up to the nearest whole number of shares.

~~2.~~ 3. The foregoing ~~amendment was~~ amendments were duly adopted by the Board of Directors of the Company in accordance with the provisions of the DGCL Section 242 and duly approved by the stockholders of the Corporation by the required vote of such stockholders in accordance with DGCL Section 242 at the annual meeting of stockholders of the Corporation held on December 17, 2009 in accordance with DGCL Section 222, and shall become effective on the date this Certificate of Amendment to the Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware.

In witness whereof, Forgent Networks, Inc., has caused this Certificate of Amendment to be executed by a duly authorized officer on __________, 2009.

Forgent Networks, Inc.

By: __________________________

Name: ________________________

Title: _________________________

A-1

APPENDIX B

AMENDED AND RESTATED RIGHTS AGREEMENT

This AMENDED AND RESTATED RIGHTS AGREEMENT (the “AGREEMENT”) is dated as of October 28, 2009, by and between FORGENT NETWORKS, INC., a Delaware corporation (the “COMPANY”), and AMERICAN STOCK TRANSFER & TRUST COMPANY LLC (the “RIGHTS AGENT”).

WHEREAS, the Company entered into a Rights Agreement with the Rights Agent on December 19, 2005 (the “PRIOR RIGHTS AGREEMENT”);

WHEREAS, the Company has experienced substantial operating losses in previous years, and under the Internal Revenue Code of 1986, as amended (the “CODE”), and rules promulgated by the Internal Revenue Service, the Company may “carry forward” its net operating losses (the “NOLs”) in certain circumstances to offset current and future earnings, and thus reduce its federal income tax liability (subject to certain requirements and restrictions);

WHEREAS, if the Company experiences an “Ownership Change,” as defined in Section 382 of the Code, its ability to use its NOLs could be substantially limited or lost altogether;

WHEREAS, the Company believes that its NOLs are a substantial asset of the Company and that it is in the best interest of the Company and its stockholders that the Company provide for the protection of the Company’s NOLs on the terms and conditions set forth herein;

WHEREAS, the Company desires to amend and restate the Prior Rights Agreement to protect its NOLS;

WHEREAS, effective as of December 15, 2005, (the “RIGHTS DIVIDEND DECLARATION DATE”), the Board of Directors of the Company authorized and declared a dividend of one Preferred Share purchase right (a “PRIOR RIGHT”) for each Common Share (as hereinafter defined) of the Company outstanding as of the Close of Business (as hereinafter defined) on December 31, 2005;

WHEREAS, effective as of October 28, 2009 (the “RECORD DATE”), the Board of Directors of the Company approved modifications to the terms and conditions of the Prior Right (as modified, the “RIGHT”) in accordance with the rights, preferences and privileges set forth in the form of Amended and Restated Certificate of Designation of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock attached hereto as Exhibit A, subject to the terms and subject to the conditions herein set forth;

WHEREAS, Each Right represents the right to purchase one one-thousandth (1/1000) of a share of Series A Junior Participating Preferred Stock (as such number may be adjusted pursuant to the provisions of this Agreement). The Board of Directors of the Company further authorized and directed the issuance of one Right (as such number may be adjusted pursuant to the provisions of this Agreement) with respect to each Common Share that shall become outstanding between the Record Date and the earlier of the Distribution Date and the Expiration Date (as such terms are hereinafter defined), and in certain circumstances after the Distribution Date; and

WHEREAS, upon execution of this Agreement, the Prior Rights Agreement shall be terminated and shall be of no further force and effect.

NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:

SECTION 1. CERTAIN DEFINITIONS.  For purposes of this Agreement, the following terms have the meanings indicated:

(a)

“ADJUSTMENT SHARES” shall have the meaning set forth in Section 11(a) hereof.

(b)

“ACQUIRING PERSON” shall mean any Person (other than the Company, any Related Person or any Exempt Person) who, itself or together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 4.9% or more of the Common Shares then outstanding; and provided, however, that (i) if, as of the Record Date, any Person is the Beneficial Owner of 4.9% or more of the outstanding Common Shares, such Person shall not be deemed to be an Acquiring Person unless and until such time as (A) such Person or Affiliate or Associate of such Person thereafter becomes the Beneficial Owner of additional Common Shares representing one-half of 1% or more of the then outstanding Common Shares, other than as a result of a stock dividend, stock split or similar transaction effected by the Company in which all holders of Common Shares are treated substantially equally, or (B) any other Person who is the Beneficial Owner of Common Shares thereafter becomes an Affiliate or Associate of such Person; provided that the foregoing exclusion shall cease to apply with respect to any Person at such time as such Person, together with all Affiliates and Associates of such Person, ceases to Beneficially Own 4.9% or more of the then outstanding Common Shares, and (ii) a Person will not be deemed to have become an Acquiring Person solely as a result of an acquisition of Common Shares by the Company which reduces the number of Common Shares outstanding unless and until such time as (A) such Person or any Affiliate or Associate of such Person thereafter becomes the Beneficial Owner of additional Common Shares, other than as a result of a stock dividend, stock split or similar transaction effected by the Company in which all holders of Common Shares are treated substantially equally, or (B) any other Person who is the Beneficial Owner of Common Shares thereafter becomes an Affiliate or Associate of such Person. Notwithstanding the foregoing, if the Board determines that a Person who would otherwise be an “Acquiring Person” as defined pursuant to the foregoing provisions of this Section 1(a) (i) has become such inadvertently (including, without limitation, because (A) such Person was unaware that it Beneficially Owned a percentage of Common Shares that would otherwise cause such Person to be an Acquiring Person or (B) such Person was aware of the extent of its Beneficial Ownership of Common Shares but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement), and such Person divests as promptly as practicable (as determined by the Board) a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person” as defined pursuant to the foregoing provisions of this Section 1(a), or (ii) but characterizing such Person as an “Acquiring Person” would adversely impact the availability of the Company’s NOLs to a greater extent than not characterizing such Person as an “Acquiring Person”, then in each case, such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement unless and until such Person shall again become an Acquiring Person.

(c)

“AFFILIATE” and “ASSOCIATE” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the “EXCHANGE ACT”), as in effect on the date of this Agreement, and to the extent not included within the foregoing clause of this Section 1(b), shall also include, with respect to any Person, any other Person (other than a Related Person or an Exempt Person) whose Common Shares would be deemed constructively owned by such first Person pursuant to the provisions of Section 382 of the Code, or any successor provision or replacement provision, provided, however, that a Person will not be deemed to be the Affiliate or Associate of another Person solely because either or both Persons are or were Directors of the Company.

(d)

“AGREEMENT” shall have the meaning set forth in the recitals at the beginning of this Agreement.

(e)

A Person shall be deemed the “BENEFICIAL OWNER” of and shall be deemed to “BENEFICIALLY OWN” any securities:

(i)

which such Person or any of such Person’s Affiliates or Associates beneficially owns, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Rule 13d-3 thereunder (or any comparable or successor law or regulation);

(ii)

which such Person or any of such Person’s Affiliates or Associates has (A) the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise; provided, that a Person shall not be deemed pursuant to this Section 1(c)(ii)(A) the Beneficial Owner of, or to beneficially own, (1) securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person’s Affiliates or Associates until such tendered securities are accepted for purchase or exchange, or (2) securities which a Person or any of such Person’s Affiliates or Associates may be deemed to have the right to acquire pursuant to any merger or other acquisition agreement between the Company and such Person (or one or more of its Affiliates or Associates) if such agreement has been approved by the Board of Directors of the Company prior to there being an Acquiring Person; or (B) the right to vote pursuant to any agreement, arrangement or understanding; provided, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security under this Section 1(c)(ii)(B) if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations of the Exchange Act and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report); or

(iii)

which are beneficially owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with which such Person or any of such Person’s Affiliates or Associates has any agreement, arrangement or understanding (whether or not in writing) (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except to the extent contemplated by the proviso to Section 1(c)(ii)(B)) or disposing of any securities of the Company; provided, that in no case shall an officer or director of the Company be deemed (x) the Beneficial Owner of any securities beneficially owned by another officer or director of the Company solely by reason of actions undertaken by such persons in their capacity as officers or directors of the Company or (y) the Beneficial owner of securities held of record by the trustee of any employee benefit plan of the Company or any Subsidiary of the Company for the benefit of any employee of the Company or any Subsidiary of the Company, other than the officer or director, by reason of any influence that such officer or director may have over the voting of the securities held in the plan.  Notwithstanding anything herein to the contrary, to the extent not within the foregoing provisions of this Section 1(d), a Person shall be deemed the “Beneficial Owner” of and shall be deemed to “beneficially own” or have “beneficial ownership” of, securities which such Person (i) would be deemed to constructively own pursuant to Section 382 of the Code, or any successor or replacement provision; or (ii) would be deemed to have a direct or indirect economic or pecuniary interest, including, without limitation, interests or rights acquired through derivative, hedging or similar transactions relating to such securities with a counterparty, as determined by the Company’s Board of Directors in its sole and absolute discretion.

(f)

“BUSINESS DAY” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

(g)

“CLOSE OF BUSINESS” on any given date shall mean 5:00 P.M., New York, New York time, on such date; provided, that if such date is not a Business Day it shall mean 5:00 P.M., New York, New York time, on the next succeeding Business Day.

(h)

“CODE” shall have the meaning set forth in the recitals at the beginning of this Agreement.

(i)

“COMMON SHARES” when used with reference to the Company shall mean the shares of Common Stock of the Company, $0.01 par value. “Common Shares” when used with reference to any Person other than the Company shall mean the capital stock (or equity interest) with the greatest voting power of such other Person or, if such other Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person.

(j)

“COMMON STOCK EQUIVALENTS” shall have the meaning set forth in Section 11(a) hereof.

(k)

“COMPANY” shall have the meaning set forth in the recitals at the beginning of this Agreement.

(l)

“CURRENT PER SHARE MARKET PRICE” shall have the meaning set forth in Section 11(d) hereof.

(m)

“CURRENT VALUE” shall have the meaning set forth in Section 11(a) hereof.

(n)

“DISTRIBUTION DATE” shall mean the earlier of (i) the Close of Business on the tenth day (or such later date as may be determined by action of a majority of the members of the Board of Directors then in office) after the Shares Acquisition Date (or, if the tenth day after the Shares Acquisition Date occurs before the Record Date, the Close of Business on the Record Date) or (ii) the Close of Business on the tenth day (or such later date as may be determined by action of a majority of the members of the Board of Directors then in office) after the date that a tender or exchange offer by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan) is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act, if, assuming the successful consummation thereof, such Person would be the Beneficial Owner of 4.9% or more of the shares of Common Stock then outstanding.

(o)

“EQUIVALENT SHARES” shall mean Preferred Shares and any other class or series of capital stock of the Company that is entitled to participate in dividends and other distributions, including distributions upon the liquidation, dissolution or winding up of the Company, on a proportional basis with the Common Shares. In calculating the number of any class or series of Equivalent Shares for purposes of Section 11 of this Rights Agreement, the number of shares, or fractions of a share, of such class or series of capital stock that is entitled to the same dividend or distribution as a whole Common Share shall be deemed to be one share.

(p)

“EXCHANGE ACT” shall have the meaning set forth in Section 1(b) hereof.

(q)

“EXCHANGE FRACTION” shall have the meaning set forth in Section 11(p) hereof.

(r)

“EXCHANGE RATIO” shall have the meaning set forth in Section 11(a) hereof.

(s)

“EXEMPT PERSON” means a Person whose Beneficial Ownership (together with all Affiliates and Associates of such Person) of 4.9% or more of the then-outstanding Common Shares will not, as determined by the Company’s Board of Directors in its sole discretion, jeopardize or endanger the availability to the Company of its NOLs, provided, however, that such a Person will cease to be an “Exempt Person” if the Board of Directors makes a contrary determination with respect to the effect of such Person’s Beneficial Ownership (together with all Affiliates and Associates of such Person) upon the availability to the Company of its NOLs.

(t)

“EXPIRATION DATE” shall mean the earliest of (i) the Close of Business on the Final Expiration Date, (ii) the Redemption Date, (iii) the time at which the Board of Directors orders the exchange of the Rights as provided in Section 24 hereof, (iv) the consummation of a transaction contemplated by Section 13(d) hereof, (v) the consummation of a reorganization transaction entered into by the Company resulting in the imposition of stock transfer restrictions, that the Board of Directors determines will provide protection for the Company’s NOLs similar to that provided by this Agreement, (vi) the repeal of Section 382 of the Internal Revenue Code or any successor statute, or any other change, if the Board of Directors determines that this Agreement is no longer necessary for the preservation of tax benefits, or (vii) the beginning of a taxable year of the Company to which the Board of Directors determines that no tax benefits may be carried forward.

(u)

“FINAL EXPIRATION DATE” shall mean October 28, 2019; provided that (i) if this Agreement shall not have been submitted for approval and approved by the requisite number of the Company’s stockholders on or before April 28, 2010, the Final Expiration Date shall be April 28, 2010 and (ii) if this Agreement is submitted for the approval and not approved by the requisite number of the Company’s stockholders, the Final Expiration Date shall be the date of such stockholder determination.

(v)

“NOLs” shall have the meaning set forth in the recitals at the beginning of this Agreement.

(w)

“OTC” shall have the meaning set forth in Section 11(d) hereof.

(x)

“PERMITTED OFFER” shall mean a tender offer for all outstanding Common Shares made in the manner prescribed by Section 14(d) of the Exchange Act and the rules and regulations promulgated thereunder; provided, that a majority of the members of the Board of Directors then in office has determined that the offer is both adequate and otherwise in the best interests of the Company and its stockholders (taking into account all factors that such members of the Board of Directors deem relevant, including without limitation prices that could reasonably be achieved if the Company or its assets were sold on an orderly basis designed to realize maximum value).

(y)

“PERSON” shall mean any individual, firm, limited liability company, corporation, partnership or other entity, and shall include any successor (by merger or otherwise) of such entity.

(z)

“POST TRANSFEREE” shall have the meaning set forth in Section 7(e) hereof.

(aa)

“PREFERRED SHARES” shall mean shares of Series A Junior Participating Preferred Stock of the Company.

(bb)

“PRIOR TRANSFEREE” shall have the meaning set forth in Section 7(e) hereof.

(cc)

“PURCHASE PRICE” shall have the meaning set forth in Section 4(a) hereof.

(dd)

“RATIO OF EXCHANGE” shall have the meaning set forth in Section 24(a).

(ee)

“RECORD DATE” shall have the meaning set forth in the recitals at the beginning of this Agreement.

(ff)

“REDEMPTION DATE” shall mean the time at which the Board of Directors of the Company orders redemption of the Rights as provided in Section 23 hereof.

(gg)

“REDEMPTION PRICE” shall have the meaning set forth in Section 23(a) hereof.

(hh)

“RELATED PERSON” means (i) any Subsidiary of the Company or (ii) any employee benefit or stock ownership plan of the Company or of any Subsidiary of the Company or any entity holding Common Shares for or pursuant to the terms of any such plan.

(ii)

“RIGHTS AGENT” shall have the meaning set forth in the recitals at the beginning of this Agreement.

(jj)

“RIGHTS CERTIFICATE” shall have the meaning set forth in Section 3(a) hereof.

(kk)

“RIGHTS DIVIDEND DECLARATION DATE” shall have the meaning set forth in the recitals at the beginning of this Agreement.

(ll)

“SECTION 11(a)(ii) TRIGGER DATE” shall have the meaning set forth in Section 11(A) hereof.

(mm)

“SECURITIES ACT” shall have the meaning set forth in Section 9(c) hereof.

(nn)

“SECURITY” shall have the meaning set forth in Section 11(d) hereof.

(oo)

“SHARES ACQUISITION DATE” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) under the Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such; provided, that if such Person is determined not to have become an Acquiring Person pursuant to Section 1(a)(ii) hereof, then no Shares Acquisition Date shall be deemed to have occurred.

(pp)

“SPREAD” shall have the meaning set forth in Section 11(a) hereof.

(qq)

“SUBSIDIARY” of any Person shall mean any corporation or other entity of which an amount of voting securities or other ownership interests sufficient to elect a majority of the directors or Persons having similar authority of such corporation or other entity is beneficially owned, directly or indirectly, by such Person, or any corporation or other entity otherwise controlled by such Person.

(rr)

“SUBSTITUTION PERIOD” shall have the meaning set forth in Section 11(a) hereof.

(ss)

“SUMMARY OF RIGHTS” shall have the meaning set forth in Section 3(b) hereof.

(tt)

“TOTAL EXERCISE PRICE” shall have the meaning set forth in Section 4(a) hereof.

(uu)

“TRADING DAY” shall have the meaning set forth in Section 11(d) hereof.

(vv)

“TRIGGERING EVENT” shall mean an event pursuant to which any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan), together with all Affiliates and Associates of such Person, becomes an Acquiring Person.

SECTION 2. APPOINTMENT OF RIGHTS AGENT.  The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable and shall notify promptly the Rights Agent in writing of any such appointment. The Rights Agent shall have no duty to supervise, and shall in no event be liable for the acts or omissions of any such co-Rights Agent.

SECTION 3. ISSUANCE OF RIGHTS CERTIFICATES.

(a)

Until the Distribution Date, (i) the Rights will be evidenced (subject to the provisions of Sections 3(b) and 3(c) hereof) by the certificates for Common Shares registered in the names of the holders thereof (which certificates shall also be deemed to be Rights Certificates) and not by separate Rights Certificates and (ii) the right to receive Rights Certificates will be transferable only in connection with the transfer of Common Shares. Until the earlier of the Distribution Date or the Expiration Date, the surrender for transfer of such certificates for Common Shares shall also constitute the surrender for transfer of the Rights associated with the Common Shares represented thereby. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent will, at the request and expense of the Company, send) by first-class, postage-prepaid mail, to each record holder of Common Shares as of the close of business on the Record Date, at the address of such holder shown on the records of the Company, a Rights Certificate, in substantially the form of Exhibit B hereto (a “RIGHTS CERTIFICATE”), evidencing one Right for each Common Share so held, subject to adjustment as provided herein. In the event that an adjustment in the number of Rights per Common Share has been made pursuant to Section 11(a)(i), Section 11(i) or Section 11(p) hereof, then at the time of distribution of the Rights Certificates, the Company shall make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) so that Rights Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights. As of the Distribution Date, the Rights will be evidenced solely by such Rights Certificates and may be transferred by the transfer of the Rights Certificates as permitted hereby, separately and apart from any transfer of one or more Common Shares, and the holders of such Rights Certificates as listed in the records of the Company or any transfer agent or registrar for the Rights shall be the record holders thereof.

(b)

On the Record Date or as soon as practicable thereafter, the Company will send a copy of a Summary of Rights in substantially the form of Exhibit C hereto (the “SUMMARY OF RIGHTS”), by first-class, postage-prepaid mail, to each record holder of Common Shares as of the close of business on the Record Date, at the address of such holder shown on the records of the Company.

(c)

Unless the Board of Directors by resolution adopted at or before the time of the issuance (including pursuant to the exercise of rights under the Company’s benefit plans) of any Common Shares specifies to the contrary, Rights shall be issued in respect of all Common Shares that are issued after the Record Date but prior to the earlier of the Distribution Date or the Expiration Date or, in certain circumstances provided in Section 22 hereof, after the Distribution Date. Certificates representing such Common Shares shall also be deemed to be certificates for Rights, and shall bear the following legend:

THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN AN AMENDED AND RESTATED RIGHTS AGREEMENT BETWEEN ENTERTAINMENT DISTRIBUTION COMPANY, INC. AND AMERICAN STOCK TRANSFER & TRUST COMPANY LLC AS THE RIGHTS AGENT, DATED AS OF OCTOBER 28, 2009 (THE “RIGHTS AGREEMENT”), THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF ENTERTAINMENT DISTRIBUTION COMPANY, INC. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, SUCH RIGHTS WILL BE EVIDENCED BY SEPARATE CERTIFICATES AND WILL NO LONGER BE EVIDENCED BY THIS CERTIFICATE. ENTERTAINMENT DISTRIBUTION COMPANY, INC. WILL MAIL TO THE HOLDER OF THIS CERTIFICATE A COPY OF THE RIGHTS AGREEMENT WITHOUT CHARGE AFTER RECEIPT OF A WRITTEN REQUEST THEREFOR. UNDER CERTAIN CIRCUMSTANCES SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS ISSUED TO, OR HELD BY, ANY PERSON WHO IS, WAS OR BECOMES AN ACQUIRING PERSON OR ANY AFFILIATE OR ASSOCIATE THEREOF (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT), WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR BY ANY SUBSEQUENT HOLDER, MAY BECOME NULL AND VOID.

With respect to such certificates containing the foregoing legend, until the earlier of (i) the Distribution Date or (ii) the Expiration Date, the Rights associated with the Common Shares represented by such certificates shall be evidenced by such certificates alone, and the surrender for transfer of any such certificate shall also constitute the transfer of the Rights associated with the Common Shares represented thereby. In the event that the Company purchases or acquires any Common Shares after the Record Date but prior to the Distribution Date, any Rights associated with such Common Shares shall be deemed canceled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Shares which are no longer outstanding.

SECTION 4. FORM OF RIGHTS CERTIFICATES.

(a)

The Rights Certificates (and the forms of election to purchase Common Shares and of assignment to be printed on the reverse thereof) shall be substantially in the form of Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Rights may from time to time be listed, or to conform to usage. Subject to the provisions of Section 11 and Section 22 hereof, the Rights Certificates, whenever distributed, shall be dated as of the Record Date (or in the case of Rights issued with respect to Common Shares issued by the Company after the Record Date, as of the date of issuance of such Common Shares), shall show the date of countersignature, and on their face shall entitle the holders thereof to purchase such number of one-thousandths of a Preferred Share as shall be set forth therein at the price set forth therein (such exercise price per one one-thousandth of a Preferred Share being hereinafter referred to as the “PURCHASE PRICE” and the aggregate exercise price of all Preferred Shares issuable upon exercise of one Right being hereinafter referred to as the “TOTAL EXERCISE PRICE”), but the number and type of securities purchasable upon the exercise of each Right and the Purchase Price shall be subject to adjustment as provided herein.

(b)

Any Rights Certificate issued pursuant to Section 3(a) or Section 22 hereof that represents Rights beneficially owned by: (i) an Acquiring Person or any Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such or (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom such Acquiring Person has any continuing agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer that the Board of Directors of the Company has determined is part of a plan, arrangement or understanding that has as a primary purpose or effect avoidance of Section 7(e) hereof, and any Rights Certificate issued pursuant to Section 6 or Section 11 hereof upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain (to the extent feasible) the following legend:

THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE ARE OR WERE BENEFICIALLY OWNED BY A PERSON WHO WAS OR BECAME AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT). ACCORDINGLY, THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY MAY BECOME NULL AND VOID IN THE CIRCUMSTANCES SPECIFIED IN SECTION 7(E) OF THE RIGHTS AGREEMENT.

In the event that the Rights become exercisable, the Rights Agent and the Company will agree upon a procedure for determining which Rights will be so legended.

SECTION 5. COUNTERSIGNATURE AND REGISTRATION.

(a)

The Rights Certificates shall be executed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, Chief Financial Officer, President or any Vice President, either manually or by facsimile signature, and by the Secretary or an Assistant Secretary of the Company, either manually or by facsimile signature, and shall have affixed thereto the Company’s seal (if any) or a facsimile thereof. The Rights Certificates shall be manually countersigned by an authorized signatory of the Rights Agent and shall not be valid for any purpose unless countersigned. In case any officer of the Company who shall have signed any of the Rights Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Rights Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the person who signed such Rights Certificates had not ceased to be such officer of the Company; and any Rights Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Rights Certificate, shall be a proper officer of the Company to sign such Rights Certificate, although at the date of the execution of this Rights Agreement any such person was not such an officer.

(b)

Following the Distribution Date, the Rights Agent will keep or cause to be kept, at its office designated for such purposes, books for registration and transfer of the Rights Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Rights Certificates, the number of Rights evidenced on its face by each of the Rights Certificates and the date of each of the Rights Certificates.

SECTION 6. TRANSFER, SPLIT UP, COMBINATION AND EXCHANGE OF RIGHTS CERTIFICATES; MUTILATED, DESTROYED, LOST OR STOLEN RIGHTS CERTIFICATES.

(a)

Subject to the provisions of Sections 7(e), 14 and 24 hereof, at any time after the Close of Business on the Distribution Date, and at or prior to the Close of Business on the Expiration Date, any Rights Certificate or Rights Certificates may be transferred, split up, combined or exchanged for another Rights Certificate or Rights Certificates, entitling the registered holder to purchase a like number of one-thousandths of a Preferred Share (or, following a Triggering Event, other securities, cash or other assets, as the case may be) as the Rights Certificate or Rights Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Rights Certificate or Rights Certificates shall make such request in writing delivered to the Rights Agent, and shall surrender the Rights Certificate or Rights Certificates to be transferred, split up, combined or exchanged at the office of the Rights Agent designated for such purpose. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Rights Certificate until the registered holder shall have completed and signed the certificate contained in the form of assignment on the reverse side of such Rights Certificate and shall have provided such additional evidence of the identity of the Beneficial owner (or former Beneficial owner) or Affiliates or Associates thereof as the Company shall reasonably request. Thereupon the Rights Agent shall, subject to Sections 7(e), 14 and 24 hereof, countersign and deliver to the person entitled thereto a Rights Certificate or Rights Certificates, as the case may be, as so requested. The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Rights certificates.

(b)

Upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Rights Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, at the Company’s or the Rights Agent’s request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Rights Certificate if mutilated, the Company will make and deliver a new Rights Certificate of like tenor to the Rights Agent for delivery to the registered holder in lieu of the Rights Certificate so lost, stolen, destroyed or mutilated.

SECTION 7. EXERCISE OF RIGHTS; PURCHASE PRICE; EXPIRATION DATE OF RIGHTS.

(a)

Subject to Section 7(e) hereof, the registered holder of any Rights Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the Purchase Price for each one-thousandth of a Preferred Share as to which the Rights are exercised and an amount equal to any applicable transfer tax required to be paid by the holder of such Rights Certificate in accordance with Section 9 hereof, at or prior to the Expiration Date.

(b)

The Purchase Price for each one-thousandth of a Preferred Share issuable pursuant to the exercise of a Right shall initially be $1.7465 and shall be subject to adjustment from time to time as provided in Section 11 hereof and shall be payable in lawful money of the United States of America in accordance with paragraph (c) below.

(c)

Upon receipt of a Rights Certificate representing exercisable Rights, together with the form of election to purchase duly executed, accompanied by payment of the Purchase Price for the number of one-thousandths of a Preferred Share (or other securities or property, as the case may be) to be purchased and an amount equal to any applicable transfer tax required to be paid by the holder of such Rights Certificate in accordance with Section 9 hereof in cash, or by certified check or cashier’s check payable to the order of the Company, the Rights Agent shall, subject to Section 20(k) hereof, thereupon promptly (i) (A) requisition from any transfer agent of the Preferred Shares (or make available, if the Rights Agent is the transfer agent for the Preferred Shares) a certificate or certificates for the number of one-thousandths of a Preferred Share to be purchased and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests or (B) if the Company shall have elected to deposit the total number of one-thousandths of a Preferred Share issuable upon exercise of the Rights hereunder with a depository agent, requisition from the depository agent of depository receipts representing such number of one-thousandths of a Preferred Share as are to be purchased (in which case certificates for the Preferred Shares represented by such receipts shall be deposited by the transfer agent with the depository agent) and the Company hereby directs the depository agent to comply with such request, (ii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuance of fractional shares in accordance with Section 14 hereof, (iii) after receipt of such certificates or depository receipts, cause the same to be delivered to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder and (iv) when appropriate, after receipt thereof, deliver such cash to or upon the order of the registered holder of such Rights Certificate. The payment of the Purchase Price (as such amount may be reduced (including to zero) pursuant to Section 11(a)(iv) hereof) may be made in cash or by certified check or cashier’s check payable to the order of the Company. In the event that the Company is obligated to issue other securities of the Company, pay cash and/or distribute other property pursuant to Section 11(a) hereof, the Company will make all arrangements necessary so that such other securities, cash and/or other property are available for distribution by the Rights Agent, if and when appropriate.

(d)

In case the registered holder of any Rights Certificate shall exercise less than all the Rights evidenced thereby, a new Rights Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent to the registered holder of such Rights Certificate or to his or her duly authorized assigns, subject to the provisions of Section 14 hereof.

(e)

Notwithstanding anything in this Agreement to the contrary, from and after the first occurrence of a Triggering Event, any Rights beneficially owned by (i) an Acquiring Person or an Associate or Affiliate of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such (a “POST TRANSFEREE”), (iii) a transferee of an Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom the Acquiring Person has any continuing agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer which the Board of Directors of the Company has determined is part of a plan, arrangement or understanding which has as a primary purpose or effect the avoidance of this Section 7(e) (a “PRIOR TRANSFEREE”) or (iv) any subsequent transferee receiving transferred Rights from a Post Transferee or a Prior Transferee, either directly or through one or more intermediate transferees, shall become null and void without any further action and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The Company shall use all reasonable efforts to insure that the provisions of this Section 7(e) and Section 4(b) hereof are complied with, but shall have no liability to any holder of Rights Certificates or to any other Person as a result of its failure to make any determinations with respect to an Acquiring Person or any of such Acquiring Person’s Affiliates, Associates or transferees hereunder.

(f)

Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder upon the occurrence of any purported exercise as set forth in this Section 7 unless such registered holder shall have (i) completed and signed the certificate contained in the form of election to purchase set forth on the reverse side of the Rights Certificate surrendered for such exercise and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request.

SECTION 8. CANCELLATION AND DESTRUCTION OF RIGHTS CERTIFICATES.  All Rights Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in canceled form, or, if surrendered to the Rights Agent, shall be canceled by it, and no Rights Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Rights Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all canceled Rights Certificates to the Company, or shall, at the written request of the Company and consistent with the internal policies of the Rights Agent, destroy such canceled Rights Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

SECTION 9. RESERVATION AND AVAILABILITY OF PREFERRED SHARES.

(a)

The Company covenants and agrees that it will use its best efforts to cause to be reserved and kept available out of and to the extent of its authorized and unissued Preferred Shares not reserved for another purpose (and, following the occurrence of a Triggering Event, out of its authorized and unissued shares of Common Stock and/or other securities), the number of Preferred Shares (and, following the occurrence of the Triggering Event, Common Stock and/or other securities) that will be sufficient to permit the exercise in full of all outstanding Rights in accordance with Section 7.

(b)

If the Company shall hereafter list any of its Preferred Shares on a national securities exchange, then so long as the Preferred Shares (and, following the occurrence of a Triggering Event, Common Shares and/or other securities) issuable and deliverable upon exercise of the Rights may be listed on a national securities exchange, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable (but only to the extent that it is reasonably likely that the Rights will be exercised), all shares reserved for such issuance to be listed on such exchange upon official notice of issuance upon such exercise.

(c)

If the Company determines that registration under the Securities Act of 1933, as amended (the “SECURITIES ACT”) is required, then the Company shall use its best efforts to (i) file, as soon as practicable following the first occurrence of a Triggering Event in which the consideration to be delivered by the Company upon exercise of the Rights has been determined in accordance with Section 11(a)(iv) hereof, or as soon as is required by law following the Distribution Date, as the case may be, a registration statement under the Securities Act with respect to the securities purchasable upon exercise of the Rights on an appropriate form, (ii) cause such registration statement to become effective as soon as practicable after such filing and (iii) cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the earlier of (A) the date as of which the Rights are no longer exercisable for such securities and (B) the date of expiration of the Rights. The Company may temporarily suspend, for a period not to exceed ninety (90) days after the date set forth in clause (i) of the first sentence of this Section 9(c), the exercisability of the Rights in order to prepare and file such registration statement and permit it to become effective. Upon any such suspension, the Company shall issue a public announcement stating, and notify the Rights Agent, that the exercisability of the Rights has been temporarily suspended, as well as a public announcement and notification to the Rights Agent at such time as the suspension is no longer in effect. The Company will also take such action as may be appropriate under, or to ensure compliance with, the securities or “blue sky” laws of the various states in connection with the exercisability of the Rights. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction, unless the requisite qualification in such jurisdiction shall have been obtained, or an exemption therefrom shall be available, and until a registration statement has been declared effective. The Company will notify the Rights Agent in writing of the jurisdictions in which Rights shall not be exercisable pursuant to the preceding sentence.

(d)

The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Preferred Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Preferred Shares (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and nonassessable shares.

(e)

The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or of any Preferred Shares upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Rights Certificates to a person other than, or the issuance or delivery of certificates or depository receipts for the Preferred Shares in a name other than that of, the registered holder of the Rights Certificate evidencing Rights surrendered for exercise or to issue or to deliver any certificates or depository receipts for Preferred Shares upon the exercise of any Rights until any such tax shall have been paid (any such tax being payable by the holder of such Rights Certificate at the time of surrender) or until it has been established to the Company’s satisfaction that no such tax is due.

SECTION 10. PREFERRED SHARES RECORD DATE.  Each person in whose name any certificate for a number of one-thousandths of a Preferred Share is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of Preferred Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price multiplied by the number of one-thousandths of a Preferred Share with respect to which the Rights have been exercised (and any applicable transfer taxes) was made; provided, that if the date of such surrender and payment is a date upon which the Preferred Shares transfer books of the Company are closed, such person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Shares transfer books of the Company are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Rights Certificate shall not be entitled to any rights of a holder of Preferred Shares for which the Rights shall be exercisable, including, without limitation, the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

SECTION 11. ADJUSTMENT OF PURCHASE PRICE, NUMBER OF SHARES OR NUMBER OF RIGHTS.  The Purchase Price, the number and kind of shares or other property covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

(a)

i)  In the event the Company shall at any time after the Record Date but prior to the Distribution Date (A) declare a dividend on the Common Shares payable in Common Shares, (B) subdivide the outstanding Common Shares, (C) combine the outstanding Common Shares (by reverse stock split or otherwise) into a smaller number of Common Shares, or (D) issue any shares of its capital stock in a reclassification of the Common Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), then, in each such event, except as otherwise provided in this Section 11(a) and Section 7(e) hereof: (1) each of the Rights outstanding at the time of the record date for such dividend or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted to that number of Rights (calculated to the nearest one ten-thousandth (1/10,000) of a Right) equal to a fraction (the “EXCHANGE RATIO”), the numerator of which shall be the total number of Common Shares or shares of capital stock issued in such reclassification of the Common Shares outstanding immediately following such time and the denominator of which shall be the total number of Common Shares outstanding immediately prior to such time, and the number of Rights that shall thereafter be issued with respect to each Common Share or share of such other capital stock that shall become outstanding thereafter prior to the Distribution Date shall be equal to the total number of outstanding Rights immediately after such event (as adjusted pursuant to this clause (1)) divided by the total number of outstanding Common Shares or shares of such other capital stock immediately after such event (subject to further adjustment pursuant to the provisions of this Agreement); (2) the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification shall be adjusted so that the Purchase Price thereafter shall equal the result obtained by dividing the Purchase Price in effect immediately prior to such time by the Exchange Ratio; provided, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of such Right; and (3) the number of Preferred Shares or shares of such other capital stock issuable upon the exercise of each Right shall remain unchanged immediately after such event, but, in the event of a reclassification, the kind of shares issuable upon the exercise of each Right immediately after such reclassification shall be adjusted to be the kind of shares of such other capital stock issued in such reclassification, rather than Preferred Shares. If an event occurs which would require an adjustment under both this Section 11(a)(i) and Section 11(a)(ii) hereof, the adjustment provided for in this Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii) hereof.

(ii)

Subject to Section 24 hereof, in the event a Triggering Event shall have occurred, then promptly following such Triggering Event, proper provision shall be made so that each holder of a Right, except as provided in Section 7(e) hereof, shall thereafter have the right to receive for each Right, upon exercise thereof in accordance with the terms of this Agreement and payment of the then-current Total Exercise Price, in lieu of a number of one-thousandths of a Preferred Share, such number of Common Shares of the Company as shall equal the result obtained by multiplying the then-current Purchase Price by the then number of one-thousandths of a Preferred Share for which a Right was exercisable (or would have been exercisable if the Distribution Date had occurred) immediately prior to the first occurrence of a Triggering Event, and dividing that product by 50% of the Current Per Share Market Price (as defined and determined pursuant to Section 11(d) hereof) for Common Shares on the date of occurrence of the Triggering Event (such number of shares being hereinafter referred to as the “ADJUSTMENT SHARES”).

(iii)

The right to buy Common Shares of the Company pursuant to Section 11(a)(ii) hereof shall not arise as a result of any Person becoming an Acquiring Person through an acquisition of Common Shares pursuant to a Permitted Offer.

(iv)

In lieu of issuing Common Shares in accordance with Section 11(a)(ii) hereof, the Company may, if the Board of Directors determines that such action is necessary or appropriate and not contrary to the interest of holders of Rights (and, in the event that the number of Common Shares which are authorized by the Company’s Certificate of Incorporation but not outstanding or reserved for issuance for purposes other than upon exercise of the Rights are not sufficient to permit the exercise in full of the Rights, or if any necessary regulatory approval for such issuance has not been obtained by the Company, the Company shall): (A) determine the excess of (1) the value of the Common Shares issuable upon the exercise of a Right (the “CURRENT VALUE”) over (2) the Purchase Price (such excess, the “SPREAD”) and (B) with respect to each Right, make adequate provision to substitute for such Common Shares, upon exercise of the Rights, (1) cash, (2) a reduction in the Purchase Price, (3) other equity securities of the Company (including, without limitation, shares or units of shares of any series of Preferred Stock which the Board of Directors of the Company has deemed to have the same value as Common Shares (such shares or units of shares of Preferred Stock are herein called “COMMON STOCK EQUIVALENTS”)), except to the extent that the Company has not obtained any necessary stockholder or regulatory approval for such issuance, (4) debt securities of the Company, except to the extent that the Company has not obtained any necessary stockholder or regulatory approval for such issuance, (5) other assets or (6) any combination of the foregoing, having an aggregate value equal to the Current Value, where such aggregate value has been determined by the Board of Directors of the Company based upon the advice of a nationally recognized investment banking firm selected by the Board of Directors of the Company; provided, that if the Company shall not have made adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the later of (x) the first occurrence of a Triggering Event and (y) the date on which the Company’s right of redemption pursuant to Section 23(a) hereof expires (the later of (x) and (y) being referred to herein as the “SECTION 11(A)(ii) TRIGGER DATE”), then the Company shall be obligated to deliver, upon the surrender for exercise of a Right and without requiring payment of the Purchase Price, Common Shares (to the extent available), except to the extent that the Company has not obtained any necessary stockholder or regulatory approval for such issuance, and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. If the Board of Directors of the Company shall determine in good faith that it is likely that sufficient additional Common Shares could be authorized for issuance upon exercise in full of the Rights or that any necessary regulatory approval for such issuance will be obtained, the thirty (30) day period set forth above may be extended to the extent necessary, but not more than ninety (90) days after the Section 11(a)(ii) Trigger Date, in order that the Company may seek stockholder approval for the authorization of such additional shares or take action to obtain such regulatory approval (such period, as it may be extended, the “SUBSTITUTION PERIOD”). To the extent that the Company determines that some action need be taken pursuant to the first and/or second sentences of this Section 11(a)(iv), the Company (x) shall provide, subject to Section 7(e) hereof, that such action shall apply uniformly to all outstanding Rights and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek any authorization of additional shares, to take any action to obtain any required regulatory approval and/or to decide the appropriate form of distribution to be made pursuant to such first sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating, and shall notify the Rights Agent, that the exercisability of the Rights has been temporarily suspended, as well as a public announcement, and notification to the Rights Agent, at such time as the suspension is no longer in effect. For purposes of this Section 11(a)(iv), the value of the Common Shares shall be the Current Per Share Market Price (as defined and determined pursuant to Section 11(d) hereof) of the Common Shares on the Section 11(a)(ii) Trigger Date and the value of any Common Stock Equivalent shall be deemed to have the same value as the Common Shares on such date.

(b)

In case the Company shall, at any time after the date of this Agreement, fix a record date for the issuance of rights, options or warrants to all holders of Common Shares or of any class or series of Equivalent Shares entitling such holders (for a period expiring within forty-five (45) calendar days after such record date) to subscribe for or purchase Common Shares or Equivalent Shares or securities convertible into Common Shares or Equivalent Shares at a price per share (or having a conversion price per share, if a security convertible into Common Shares or Equivalent Shares) less than the then Current Per Share Market Price (as defined in Section 11(d) hereof)of the Common Shares or Equivalent Shares on such record date, then, in each such case, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Common Shares and Equivalent Shares (if any) Outstanding on such record date, plus the number of Common Shares or Equivalent Shares, as the case may be, which the aggregate offering price of the total number of Common Shares or Equivalent Shares, as the case may be, so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current market price, and the denominator of which shall be the number of Common Shares and Equivalent Shares (if any) outstanding on such record date, plus the number of additional Common Shares or Equivalent Shares, as the case may be, to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible). In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights.

Common Shares and Equivalent Shares owned by or held for the account of the Company shall not be deemed outstanding for the purposes of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, the Purchase Price shall be adjusted to the Purchase Price which would then be in effect if such record date had not been fixed.

(c)

In case the Company shall, at any time after the date of this Agreement, fix a record date for the making of a distribution to all holders of the Common Shares or of any class or series of Equivalent Shares (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness or assets (other than a regular quarterly cash dividend, if any, or a dividend payable in Common Shares) or subscription rights, options or warrants (excluding those referred to in Section 11(b) hereof), then, in each such case, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the current market price (as determined pursuant to Section 11(d) hereof) of a Common Share or an Equivalent Share on such record date, less the fair market value (as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a Common Share or Equivalent Share, as the case may be, and the denominator of which shall be such current market price (as determined pursuant to Section 11(d) hereof) of a Common Share or Equivalent Share on such record date. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Purchase Price shall be adjusted to be the Purchase Price which would have been in effect if such record date had not been fixed.

(d)

For the purpose of any computation hereunder, other than computations made pursuant to Section 11(a)(iv) hereof, the “CURRENT PER SHARE MARKET PRICE” of any security (a “SECURITY” for the purpose of this Section 11(d)) on any date shall be deemed to be the average of the daily closing prices per share of such Security for the thirty (30) consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date, and for purposes of computations made pursuant to Section 11(a)(iv) hereof, the Current Per Share Market Price of any Security on any date shall be deemed to be the average of the daily closing prices per share of such Security for the ten (10) consecutive Trading Days immediately prior to such date; provided, that in the event that the Current Per Share Market Price of the Security is determined during a period following the announcement by the issuer of such Security of (i) a dividend or distribution on such Security payable in shares of such Security or securities convertible into such shares or (ii) any subdivision, combination or reclassification of such Security, and prior to the expiration of the requisite thirty (30) Trading Day or ten (10) Trading Day period, after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the Current Per Share Market Price shall be appropriately adjusted to reflect the current market price per share equivalent of such Security. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the Nasdaq Global Market or, if the Security is not listed or admitted to trading on the Nasdaq Global Market, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, if the Security is not listed or admitted to trading on any national securities exchange, the last sale price or, if such last sale price is not reported, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers Automated Quotation (the “OTC”) system or such other system then in use, or, if on any such date the Security is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected by the Board of Directors of the Company. If on any such date no market maker is making a market in the Common Shares, the fair value of such shares on such date as determined in good faith by the Board of Directors of the Company shall be used. The term “TRADING DAY” shall mean a day on which the principal national securities exchange on which the Security is listed or admitted to trading is open for the transaction of business or, if the Security is not listed or admitted to trading on any national securities exchange, a Business Day. If the Common Shares are not publicly held or so listed or traded, “Current Per Share Market Price” shall mean the fair value per share as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.

(e)

Anything herein to the contrary notwithstanding, no adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price; provided, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or other share or one thousand-thousandth of a Preferred Share, as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three (3) years from the date of the transaction which requires such adjustment or (ii) the Expiration Date.

(f)

If as a result of an adjustment made pursuant to Section 11(a) hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock other than Preferred Shares, thereafter the number of such other shares so receivable upon exercise of any Right and if required, the Purchase Price thereof, shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in Sections 11(a), (b), (c), (e), (h), (i), (j), (k), (l) and (m) hereof, and the provisions of Sections 7, 9, 10 and 14 hereof with respect to the Preferred Shares shall apply on like terms to any such other shares.

(g)

All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one-thousandths of a Preferred Share purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h)

Unless the Company shall have exercised its election as provided in Section 11(i) hereof, upon each adjustment of the Purchase Price as a result of the calculations made pursuant to Section 11(b) hereof, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of Preferred Shares (calculated to the nearest one thousand-thousandth of a share) obtained by (i) multiplying (x) the number of Preferred Shares covered by a Right immediately prior to this adjustment, by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price, and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

(i)

The Company may elect on or after the date of any adjustment of the Purchase Price as a result of the calculations made pursuant to Section 11(b) hereof to adjust the number of Rights, in substitution for any adjustment in the number of Preferred Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of one-thousandths of a Preferred Share for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest ten-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement, and shall notify the Rights Agent, of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least ten (10) days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 14 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Purchase Price) and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

(j)

Irrespective of any adjustment or change in the Purchase Price or the number of Preferred Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Purchase Price per one one-thousandth of a Preferred Share and the number of one-thousandths of a Preferred Share which were expressed in the initial Rights Certificates issued hereunder.

(k)

Before taking any action that would cause an adjustment reducing the Purchase Price below the par or stated value, if any, of the number of one-thousandths of a Preferred Share issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue as fully paid and nonassessable shares such number of one-thousandths of a Preferred Share at such adjusted Purchase Price.

(l)

In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuing to the holder of any Right exercised after such record date of the number of one-thousandths of a Preferred Share and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the number of one-thousandths of a Preferred Share and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis Of the Purchase Price in effect prior to such adjustment; provided, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) upon the occurrence of the event requiring such adjustment.

(m)

Anything in this Section 11 to the contrary notwithstanding the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any (i) consolidation or subdivision of the Preferred or Common Shares, (ii) issuance wholly for cash of any Preferred or Common Shares at less than the current market price, (iii) issuance wholly for cash of Preferred or Common Shares or securities which by their terms are convertible into or exchangeable for Preferred or Common Shares, (iv) stock dividends or (v) issuance of rights, options or warrants referred to in this Section 11, hereafter made by the Company to holders of its Preferred or Common Shares shall not be taxable to such stockholders.

(n)

The Company covenants and agrees that it shall not, at any time after the Distribution Date, effect or permit to occur any Triggering Event, if at the time or immediately after such Triggering Event  there are any rights, warrants or other instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights.

(o)

The Company covenants and agrees that, after the Distribution Date, it will not, except as permitted by Sections 23, 24 or 27 hereof, take (or permit to be taken) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(p)

Anything in this Agreement to the contrary notwithstanding, in the event the Company shall at any time after the Record Date (A) declare a dividend on the Preferred Shares payable in Preferred Shares, (B) subdivide the outstanding Preferred Shares, (C) combine the outstanding Preferred Shares (by reverse stock split or otherwise) into a smaller number of Preferred Shares, or (D) issue any shares of its capital stock in a reclassification of the Preferred Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), then, in each such event, except as otherwise provided in this Section 11 and Section 7(e) hereof: (1) each of the Rights outstanding at the time of the record date for such dividend or the effective date of such subdivision, combination or reclassification shall be proportionately adjusted to that number of Rights (calculated to the nearest one ten-thousandth (1/10,000) of a Right) equal to a fraction (the “EXCHANGE FRACTION”), the numerator of which shall be the total number of Preferred Shares or shares of capital stock issued in such reclassification of the Preferred Shares outstanding immediately following such time and the denominator of which shall be the total number of Preferred Shares outstanding immediately prior to such time, and the number of Rights that shall thereafter be issued with respect to each Common Share or share of other capital stock that shall be issued in a reclassification of the Common Shares prior to the Distribution Date shall be equal to the total number of outstanding Rights immediately after such event (as adjusted pursuant to this clause (1)) divided by the total number of outstanding Common Shares or shares of such other capital stock immediately after such event (subject to further adjustment pursuant to the provisions of this Agreement); (2) the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification shall be adjusted so that the Purchase Price thereafter shall equal the result obtained by dividing the Purchase Price in effect immediately prior to such time by the Exchange Fraction; provided, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of such Right; and (3) the number of one-thousandths of a Preferred Share or share of such other capital stock issuable upon the exercise of each Right shall remain unchanged immediately after such event, but, in the event of a reclassification, the kind of shares issuable upon the exercise of each Right immediately after such reclassification shall be adjusted to be the kind of shares of such other capital stock issued in such reclassification, rather than Preferred Shares.

SECTION 1. CERTIFICATE OF ADJUSTED PURCHASE PRICE OR NUMBER OF SHARES.  Whenever an adjustment is made as provided in Sections 11 hereof, the Company shall promptly (a) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment, (b) file with the Rights Agent and with each transfer agent for the Preferred Shares a copy of such certificate and (c) mail a brief summary thereof to each holder of a Rights Certificate in accordance with Section 26 hereof. Notwithstanding the foregoing sentence, the failure of the Company to make such certification or give such notice shall not affect the validity of such adjustment or the force or effect of the requirement for such adjustment. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment contained therein and shall not be deemed to have knowledge of such adjustment unless and until it shall have received such certificate.

SECTION 2. INTENTIONALLY OMITTED.

SECTION 3. FRACTIONAL RIGHTS AND FRACTIONAL SHARES.

(a)

The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates that evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 14(a), the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable, as determined pursuant to the second sentence of Section 11(d) hereof.

(b)

The Company shall not be required to issue fractions of Preferred Shares (other than fractions that are integral multiples of one one-thousandth of a Preferred share) upon exercise of the Rights or to distribute certificates which evidence fractional Preferred Shares (other than fractions that are integral multiples of one one-thousandth of a Preferred Share). In lieu of fractional Preferred Shares that are not integral multiples of one one-thousandth of a Preferred Share, the Company shall pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of a Common Share. For purposes of this Section 14(b), the current market value of a Common Share shall be the closing price of a Common Share (as determined pursuant to the second sentence of Section 11(d) hereof) for the Trading Day immediately prior to the date of such exercise.

(c)

The holder of a Right by the acceptance of the Right expressly waives his or her right to receive any fractional Rights or any fractional shares upon exercise of a Right.

SECTION 4. RIGHTS OF ACTION.  All rights of action in respect of this Agreement, excepting the rights of action given to the Rights Agent under Section 18 hereof, are vested in the respective registered holders of the Rights Certificates (and, prior to the Distribution Date, the registered holders of the Common Shares); and any registered holder of any Rights Certificate (or, prior to the Distribution Date, of the Common Shares), without the consent of the Rights Agent or of the holder of any other Rights Certificate (or, prior to the Distribution Date, of the Common Shares), may, in his or her own behalf and for his or her own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, his or her right to exercise the Rights evidenced by such Rights Certificate in the manner provided in such Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

SECTION 5. AGREEMENT OF RIGHTS HOLDERS.  Every holder of a Right, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a)

prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Common Shares;

(b)

after the Distribution Date, the Rights Certificates are transferable only on the registry books of the Rights Agent if surrendered at the office or offices of the Rights Agent designated for such purposes, duly endorsed or accompanied by a proper instrument of transfer and with the appropriate forms and certificates fully executed;

(c)

subject to Sections 6(a) and 7(f) hereof, the Company and the Rights Agent may deem and treat the person in whose name the Rights Certificate (or, prior to the Distribution Date, the associated Common Shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Rights Certificates or the associated Common Shares certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary; and

(d)

notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation.

SECTION 6. RIGHTS CERTIFICATE HOLDER NOT DEEMED A STOCKHOLDER.  No holder, as such, of any Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the Preferred Shares or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in Section 25 hereof), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Rights Certificate shall have been exercised in accordance with the provisions hereof.

SECTION 7. CONCERNING THE RIGHTS AGENT.

(a)

The Company agrees to pay to the Rights Agent such compensation as shall be agreed to in writing between the Company and the Rights Agent for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and expenses and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability in the premises. The provisions of this Section 18(a) shall survive the termination of this Agreement.

(b)

The Rights Agent shall be protected and shall incur no liability for, or in respect of any action taken, suffered or omitted by it in connection with, its administration of this Agreement in reliance upon any Rights Certificate or certificate for the Common Shares or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed and executed by the proper Person or Persons and, where necessary, verified or acknowledged, or otherwise upon the advice of counsel as set forth in Section 20 hereof.

SECTION 8. MERGER OR CONSOLIDATION OR CHANGE OF NAME OF RIGHTS AGENT.

(a)

Any corporation into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 21 hereof. If at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Rights Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

(b)

If at any time the name of the Rights Agent shall be changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

SECTION 9. DUTIES OF RIGHTS AGENT.  The Rights Agent hereby undertakes the duties and obligations expressly imposed by this Agreement upon the following terms and conditions, and the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

The Rights Agent may consult with legal counsel of its selection (who may be legal counsel for the Company), and the opinion or advice of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion or advice.

(b)

Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter (including, without limitation, the identity of any Acquiring Person and the determination of Current Per Share Market Price) be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by any one of the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)

The Rights Agent shall be liable hereunder to the Company and any other Person only for its own negligence, bad faith or willful misconduct.

(d)

The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e)

The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Rights Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor shall it be responsible for any change in the exercisability of the Rights or any adjustment in the terms of the Rights (including the manner, method or amount thereof) provided for in Sections 3, 11, 23 or 24 hereof, or the ascertaining of the existence of facts that would require any such change or adjustment (except with respect to the exercise of Rights evidenced by Rights Certificates after receipt by the Rights Agent of a certificate furnished pursuant to Section 12 hereof describing such change or adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Preferred Shares to be issued pursuant to this Agreement or any Rights Certificate or as to whether any Preferred Shares will, when issued, be validly authorized and issued, fully paid and nonassessable.

(f)

The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)

The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any one of the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Secretary or any Assistant Secretary of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such officer or for any delay in acting while waiting for those instructions. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent under this Rights Agreement and the date on and/or after which such action shall be taken or such omission shall be effective. The Rights Agent shall not be liable for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in any such application on or after the date specified in such application (which date shall not be less than five (5) Business Days after the date any officer of the Company actually receives such application, unless any such officer shall have consented in writing to an earlier date) unless, prior to taking any such action (or the effective date in the case of an omission), the Rights Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

(h)

The Rights Agent and any stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or have a pecuniary interest in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

(i)

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

(j)

No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(k)

If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate attached to the form of assignment or form of election to purchase, as the case may be, has either not been completed or indicates an affirmative response to clause 1 and/or 2 thereof, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company.

SECTION 10. CHANGE OF RIGHTS AGENT.  The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days’ notice in writing mailed to the Company and to each transfer agent of the Preferred Shares and the Common Shares by registered or certified mail. The Company may remove the Rights Agent or any successor Rights Agent upon thirty (30) days’ notice in writing, mailed to such Rights Agent or such successor Rights Agent, as the case may be, and to each transfer agent of the Preferred Shares and the Common Shares by registered or certified mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Rights Certificate (who shall, with such notice, submit his or her Rights Certificate for inspection by the Company), then the Rights Agent or the registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of any state of the United States, in good standing, which is authorized under such laws to exercise corporate trust or stockholder services powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $10 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Preferred Shares and the Common Shares, and mail a notice thereof in writing to the registered holders of the Rights Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

SECTION 11. ISSUANCE OF NEW RIGHTS CERTIFICATES.  Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Rights Certificates made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale of Common Shares following the Distribution Date and prior to the redemption or expiration of the Rights, the Company (a) shall, with respect to Common Shares so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion or exchange of the convertible subordinated debentures of the Company outstanding at the date hereof or upon the exercise, conversion or exchange of securities hereinafter issued by the Company and (b) may, in any other case, if deemed necessary or appropriate by the Board of Directors of the Company, issue Rights Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, that (i) no such Rights Certificate shall be issued and this sentence shall be null and void ab initio if, and to the extent that, such issuance or this sentence would create a significant risk of or result in material adverse tax consequences to the Company or the Person to whom such Rights Certificate would be issued or would create a significant risk of or result in such options, or employee plans, or arrangements’ failing to qualify for otherwise available special tax treatment and (ii) no such Rights Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

SECTION 12. REDEMPTION.

(a)

The Company may, at its option and with the approval of the Board of Directors, at any time prior to the Close of Business on the earlier of (i) the tenth day following the Shares Acquisition Date or such later date as may be determined by action of a majority of the members of the Board of Directors then in office and publicly announced by the Company or (ii) the Final Expiration Date, redeem all but not less than all the then outstanding Rights at a redemption price of $0.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being herein referred to as the “Redemption Price”) and the Company may, at its option, pay the Redemption Price either in Common Shares (based on the Current Per Share Market Price thereof, as determined pursuant to Section 11(d) hereof, at the time of redemption) or cash; provided, that if the Board of Directors of the Company authorizes redemption of the Rights on or after the time a Person becomes an Acquiring Person, then such authorization shall require the concurrence of a majority of the members of the Board of Directors then in office.

(b)

Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights, evidence of which shall have been filed with the Rights Agent, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. Within ten (10) days after the action of the Board of Directors ordering the redemption of the Rights, the Company shall give notice of such redemption to the Rights Agent and the holders of the then outstanding Rights by mailing such notice to all such holders at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. Neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23 or in Section 24 hereof, and other than in connection with the purchase of Common Shares prior to the Distribution Date.

SECTION 13. EXCHANGE.

(a)

Subject to applicable laws, rules and regulations, and subject to subsection (c) below, the Company may, at its option, by majority vote of the members of the Board of Directors then in office, at any time after the occurrence of a Triggering Event, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 7(e) hereof) for Common Shares at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the “RATIO OF EXCHANGE”). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Person (other than the Company, any Related Person or any Exempt Person), who or which together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Common Shares then outstanding.

(b)

Immediately upon the action of the Board of Directors ordering the exchange of any Rights pursuant to subsection (a) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of Common Shares equal to the number of such Rights held by such holder multiplied by the Ratio of Exchange. The Company shall give public notice of any such exchange; provided, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the Common Shares for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than Rights which have become void pursuant to the provisions of Section 7(e) hereof) held by each holder of Rights.

(c)

In the event that there shall not be sufficient Common Shares issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with Section 24(a) hereof, the Company shall either take such action as may be necessary to authorize additional Common Shares for issuance upon exchange of the Rights or alternatively, at the option of a majority of the Board of Directors, with respect to each Right (i) pay cash in an amount equal to the Current Value (as hereinafter defined), in lieu of issuing Common Shares in exchange therefor, or (ii) issue debt or equity securities or a combination thereof, having a value equal to the Current Value, in lieu of issuing Common Shares in exchange for each such Right, where the value of such securities shall be determined by a nationally recognized investment banking firm selected by the Board of Directors by majority vote of the Board of Directors, or (iii) deliver any combination of cash, property, Common shares and/or other securities having a value equal to the Current Value in exchange for each Right. For purposes of this Section 24(c) only, the “Current Value” shall mean the product of the Current Per Share Market Price of Common Shares (determined pursuant to Section 11(d) hereof on the date of the occurrence of the event described above in subparagraph (a)) multiplied by the number of Common Shares for which the Right otherwise would be exchangeable if there were sufficient shares available. To the extent that the Company determines that action need be taken pursuant to clauses (i), (ii) or (iii) of this Section 24(c), the Board of Directors may temporarily suspend the exercisability of the Rights for a period of up to sixty (60) days following the date on which the event described in Section 24(a) hereof shall have occurred, in order to seek any authorization of additional Common Shares and/or to decide the appropriate form of distribution to be made pursuant to the above provision and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement, and shall send a written notice to the Rights Agent, stating that the exercisability of the Rights has been temporarily suspended.

(d)

The Company shall not be required to issue fractions of Common Shares or to distribute certificates that evidence fractional Common Shares. In lieu of such fractional Common Shares, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Common Shares would otherwise be issuable, an amount in cash equal to the same fraction of the current per share market value of a whole Common Share (as determined pursuant to the second sentence of Section 11(d) hereof).

(e)

The Company may, at its option, by majority vote of the Board of Directors, at any time before any Person has become an Acquiring Person, exchange all or part of the then outstanding Rights for rights of substantially equivalent value, as determined reasonably and with good faith by the Board of Directors, based upon the advice of one or more nationally recognized investment banking firms.

(f)

Immediately upon the action of the Board of Directors ordering the exchange of any Rights pursuant to subsection (e) of this Section 24 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of rights in exchange therefor as has been determined by the Board of Directors in accordance with subsection (e) above. The Company shall give public notice, and written notice to the Rights Agent, of any such exchange; provided, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the transfer agent for the Common Shares of the Company. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange will state the method by which the exchange of the Rights will be effected.

SECTION 14. NOTICE OF CERTAIN EVENTS.  In case any Triggering Event shall occur, then, in any such case, the Company shall as soon as practicable thereafter give to each holder of a Rights Certificate, and to the Rights Agent, in accordance with Section 26 hereof, a notice of the occurrence of such event, which shall specify the event and the consequences of the event to holders of Rights under Sections 11(a)(ii) hereof.

SECTION 15. NOTICES.  Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Rights Certificate to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

American Stock Transfer & Trust Company LLC

59 Maiden Lane

New York, NY 10038

Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Rights Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid addressed (until another address is filed in writing with the Company) as follows:

Forgent Networks, Inc.

c/o Asure Software

108 Wild Basin Rd.

Suite 300

Austin, TX 78746

Attention: Secretary

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

SECTION 16. SUPPLEMENTS AND AMENDMENTS.  Prior to the Distribution Date, the Company may supplement or amend this Agreement in any respect without the approval of any holders of Rights and the Rights Agent shall, if the Company so directs, execute such supplement or amendment. From and after the Distribution Date, the Company and the Rights Agent may from time to time supplement or amend this Agreement without the approval of any holders of Rights in order to (i) cure any ambiguity, (ii) correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, (iii) shorten or lengthen any time period hereunder (which lengthening or shortening, following the first occurrence of an event set forth in clauses (i) and (ii) of the proviso to Section 23(a) hereof, shall require the concurrence of a majority of the members of the Board of Directors then in office) or (iv) to change or supplement the provisions hereunder in any manner that the Company may deem necessary or desirable and that shall not adversely affect the interests of the holders of Rights (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person); provided, that this Agreement may not be supplemented or amended to lengthen, pursuant to clause (iii) of this sentence, (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights. Upon the delivery of a certificate from an appropriate officer of the Company that states that the proposed supplement or amendment is in compliance with the terms of this Section 27, the Rights Agent shall execute such supplement or amendment. Prior to the Distribution Date, the interests of the holders of Rights shall be deemed coincident with the interests of the holders of Common Shares. Notwithstanding any other provision hereof, the Rights Agent’s consent must be obtained regarding any amendment or supplement pursuant to this Section 27 which alters the Rights Agent’s rights or duties, which consent shall not be unreasonably withheld.

SECTION 17. SUCCESSORS.  All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

SECTION 18. DETERMINATIONS AND ACTIONS BY THE BOARD OF DIRECTORS, ETC.  For all purposes of this Agreement, any calculation of the number of Common Shares outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding Common Shares of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Exchange Act. The Board of Directors of the Company (and, where specifically provided for herein, a majority of the members of the Board of Directors then in office) shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board, or the Company (or, where specifically provided for herein, a majority of the members of the Board of Directors then in office), or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not redeem the Rights or to amend the Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) which are done or made by the Board (or, where specifically provided for herein, by a majority of the members of the Board of Directors then in office) in good faith, shall (x) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights Certificates and all other parties and (y) not subject the members of the Board of Directors to any liability to the holders of the Rights.

SECTION 19. BENEFITS OF THIS AGREEMENT.  Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, the Common Shares) any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, the Common Shares).

SECTION 20. SEVERABILITY.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, that notwithstanding anything in this Agreement to the contrary, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board of Directors of the Company determines in its good faith judgment that severing the invalid language from this Agreement would adversely affect the purpose or effect of this Agreement, the right of redemption set forth in Section 23 hereof shall be reinstated and shall not expire until the close of business on the tenth day following the date of such determination by the Board of Directors.

SECTION 21. GOVERNING LAW.  This Agreement and each Right and each Rights Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

SECTION 22. COUNTERPARTS.  This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

SECTION 23. DESCRIPTIVE HEADINGS.  Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Rights Agreement to be duly executed as of the day and year first above written.

FORGENT NETWORKS, INC. By: ______________________________ Name: Title:
AMERICAN STOCK TRANSFER & TRUST COMPANY LLC, as Rights Agent
By: ______________________________ Name: Title:

~~B-~~ B- 1

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION
OF RIGHTS, PREFERENCES AND PRIVILEGES
OF SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
OF

FORGENT NETWORKS, INC.

Pursuant to the Delaware General Corporation Law (“DGCL”), the undersigned, being an officer of Forgent Networks, Inc., a Delaware corporation (the “Corporation”), does hereby certify that the following resolution was adopted by the Corporation’s board of directors (the “Board”) and, pursuant to Section 242 of the DGCL, the stockholders of the Corporation have approved the amendments set forth herein:

RESOLVED, that the Amended and Restated Certificate of Designations, Rights and Preferences For Designating Series A Preferred Stock, filed with the Delaware Secretary of State on July 11, 1996, shall be amended and restated as follows:

SECTION 1. Designation and Amount. The shares of such series shall be designated as “Series A Junior Participating Preferred Stock,” par value $0.01 per share, and the number of shares constituting such series shall be Three Hundred Fifty Thousand (350,000).

SECTION 2. Dividends and Distributions.

(a)

Subject to the prior and superior right of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Junior Participating Preferred Stock with respect to dividends, the holders of shares of Series A Junior Participating Preferred Stock shall be entitled to receive when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of March, June, September and December in each year (each such date being referred to herein as a “QUARTERLY DIVIDEND PAYMENT DATE”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to, subject to the provision for adjustment hereinafter set forth, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock of the Corporation (the “COMMON STOCK”) since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. In the event the Corporation shall at any time after October 28, 2009 (the “RIGHTS DECLARATION DATE”) (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were Outstanding immediately prior to such event.

(b)

The Corporation shall declare a dividend or distribution on the Series A Junior Participating Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

(c)

Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

SECTION 3. Voting Rights. The holders of shares of Series A Junior Participating Preferred Stock shall have the following voting rights:

(a)

Subject to the provision for adjustment hereinafter set forth, each one-one-thousandth of a share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the Outstanding Common Stock into a smaller number of shares, then in each such case the number of votes per share to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b)

Except as otherwise provided herein or by law, the holders of shares of Series A Junior Participating Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(c)

Except as required by law, holders of Series A Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

SECTION 4. Certain Restrictions.

(a)

The Corporation shall not declare any dividend on, make any distribution on, or redeem or purchase or otherwise acquire for consideration any shares of Common Stock after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock unless concurrently therewith it shall declare a dividend on such Preferred Stock as required by Section 2 hereof.

(b)

Whenever quarterly dividends or other dividends or distributions payable on the Series A Junior Participating Preferred Stock as provided in Section 2 hereof are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of the Series A Junior Participating Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i)

declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock;

(ii)

declare or pay dividends on, make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, except dividends paid ratably on the Series A Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii)

redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Junior Participating Preferred Stock;

(iv)

purchase or otherwise acquire for consideration any shares of the Series A Junior Participating Preferred Stock, or any shares of stock ranking on a parity with the Series A Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(c)

The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

SECTION 5. Reacquired Shares. Any shares of Series A Junior Participating Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

SECTION 6. Liquidation, Dissolution or Winding Up.

(a)

Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of the Series A Junior Participating Preferred Stock shall have received an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, plus an amount equal to the greater of (1) $10 per share, provided that in the event the Corporation does not have sufficient assets, after payment of its liabilities and distribution to holders of Preferred Stock ranking prior to the Series A Junior Participating Preferred Stock, available to permit payment in full of the $10 per share amount, the amount required to be paid under this Section 6(A)(1) shall, subject to Section 6(B) hereof, equal the value of the amount of available assets divided by the number of Outstanding shares of the Series A Junior Participating Preferred Stock or (2) subject to the provisions for adjustment hereinafter set forth, 1,000 times the aggregate per share amount to be distributed to the holders of Common Stock (the greater of (1) or (2), the “Series A Liquidation Preference”). In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event under clause (2) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock that were outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b)

In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank on a parity with the Series A Junior Participating Preferred Stock, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences.

SECTION 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Junior Participating Preferred Stock shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

SECTION 8. No Redemption. The shares of Series A Junior Participating Preferred Stock shall not be redeemable.

SECTION 9. Ranking. The Series A Junior Participating Preferred Stock shall rank junior to all other series of the Corporation’s Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

SECTION 10. Amendment. The Certificate of Incorporation of the Corporation shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority or more of the outstanding shares of the Series A Junior Participating Preferred Stock, voting separately as a class.

SECTION 11. Fractional Shares. Series A Junior Participating Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of the Series A Junior Participating Preferred Stock.”

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Company by its Interim Chief Executive Officer this 28th day of October, 2009.

FORGENT NETWORKS, INC.

By: ______________________________
Name: Patrick Goepel
Title: Interim Chief Executive Officer

EXHIBIT B

FORM OF RIGHTS CERTIFICATE

Certificate No. R-

Rights

NOT EXERCISABLE AFTER OCTOBER 28, 2019, OR EARLIER IF TERMINATED BY THE COMPANY. THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE COMPANY, AT $0.01 PER RIGHT ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES, RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) AND ANY SUBSEQUENT HOLDER OF SUCH RIGHTS MAY BECOME NULL AND VOID. [THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE ARE OR WERE BENEFICIALLY OWNED BY A PERSON WHO WAS OR BECAME AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT). ACCORDINGLY, THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY MAY BECOME NULL AND VOID IN THE CIRCUMSTANCES SPECIFIED IN SECTION 7(e) OF SUCH RIGHTS AGREEMENT.]1

RIGHTS CERTIFICATE

This certifies that ______________________ or registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Amended and Restated Rights Agreement, dated as of October 28, 2009 (the “RIGHTS AGREEMENT”), between Forgent Networks, Inc., a Delaware corporation (the “COMPANY”), and American Stock Transfer & Trust Company LLC (the “RIGHTS AGENT”), to purchase from the Company at any time after the Distribution Date (as such term is defined in the Rights Agreement) and prior to 5:00 P.M., New York, New York time, on the Expiration Date (as such term is defined in the Rights Agreement), at the office of the Rights Agent designated for such purpose, or at the office of its successor as Rights Agent, one one-thousandth (1/1000) of a fully paid non-assessable share of Series A Junior Participating Preferred Stock (the “PREFERRED SHARES”), of the Company, at a purchase price of $1.7465 per one-thousandth of a Preferred Share (the “PURCHASE PRICE”), upon presentation and surrender of this Rights Certificate with the Form of Election to Purchase and related Certificate duly executed. The number of Rights evidenced by this Rights Certificate (and the number of one-thousandths of a Preferred Share which may be purchased upon exercise hereof) set forth above, are the number and Purchase Price as of October 28, 2009, based on the Preferred Shares as constituted at such date. As provided in the Rights Agreement, the Purchase Price and the number and kind of Preferred Shares or other securities which may be purchased upon the exercise of the Rights evidenced by this Rights Certificate are subject to modification and adjustment upon the happening of certain events.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Rights Certificates, which limitations of rights include the temporary suspension of the exercisability of such Rights under the specific circumstances set forth in the Rights Agreement. Copies of the Rights Agreement are on file at the principal executive offices of the Company and the above-mentioned office of the Rights Agent.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate (i) may be redeemed by the Company, at its option, at a redemption price of $0.01 per Right or (ii) may be exchanged by the Company in whole or in part for Common Shares, substantially equivalent rights or other consideration as determined by the Company.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the office of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate amount of securities as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered shall have entitled such holder to purchase. If this Rights Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

No fractional portion less than integral multiples of one one-thousandth of a Preferred Share will be issued upon the exercise of any Right or Rights evidenced hereby but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Preferred Shares or of any other securities of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by an authorized signatory of the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal. Dated as of

FORGENT NETWORKS, INC. By:__________________________ Name: Patrick Goepel Title: Interim Chief Executive Officer
Countersigned:
AMERICAN STOCK TRANSFER & TRUST COMPANY LLC, as Rights Agent By:_________________________ Authorized Signatory
Date of countersignature:

[FORM OF REVERSE SIDE OF RIGHTS CERTIFICATE]

FORM OF ASSIGNMENT

[To be executed by the registered holder if such
holder desires to transfer the Rights Certificate]

FOR VALUE RECEIVED

hereby sells, assigns and transfers unto _______________________________________

(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________________________________________ Attorney, to transfer the Rights Certificate on the books of the within named Company, with full power of substitution.

Dated:

Signature

Signature Guaranteed:

Signatures must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or any other member of a medallion signature guarantee program approved by the Securities Transfer Association.

[FORM OF REVERSE SIDE OF RIGHTS CERTIFICATE -- CONTINUED] CERTIFICATE

The undersigned hereby certifies that:

(1)

this Rights Certificate is not being sold, assigned and transferred by or on behalf of a Person who is or was an Acquiring Person, or an Affiliate or Associate of any such Person (as such terms are defined in the Rights Agreement);

(2)

after due inquiry and to the best knowledge of the undersigned, it did not acquire the Rights evidenced by this Rights Certificate from any Person who is, was or subsequently became an Acquiring Person or an Affiliate or Associate of any such Person.

Dated:

Signature

Signature Guaranteed:

Signatures must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or any other member of a medallion signature guarantee program approved by the Securities Transfer Association.

~~B-~~ B- 2

[FORM OF REVERSE SIDE OF RIGHTS CERTIFICATE -- CONTINUED]

FORM OF ELECTION TO PURCHASE

[To be executed if holder desires to

exercise the Rights Certificate]

To:

The undersigned hereby irrevocably elects to exercise ______________ Rights represented by this Rights Certificate to purchase the number of _______________________ one-thousandths of a Preferred Share issuable upon the exercise of such Rights and requests that certificates for such number of one-thousandths of a Preferred Share be issued in the name of:

Please insert social security or other identifying number

(Please print name and address)

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance shall be registered in the name of and delivered to:

Please insert social security or other identifying number

(Please print name and address)

Dated:

Signature

Signature Guaranteed:

Signatures must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or any other member of a medallion signature guarantee program approved by the Securities Transfer Association.

~~B-~~ B- 3

[FORM OF REVERSE OF RIGHTS CERTIFICATE -- CONTINUED] CERTIFICATE

The undersigned hereby certifies that:

(1)

the Rights evidenced by this Rights Certificate are not being exercised by or on behalf of a Person who is or was an Acquiring Person or an Affiliate or Associate of any such Person (as such terms are defined in the Rights Agreement);

(2)

after due inquiry and to the best knowledge of the undersigned, it did not acquire the Rights evidenced by this Rights Certificate from any Person who is, was or subsequently became an Acquiring Person or an Affiliate or Associate of any such Person.

Dated:

Signature

Signature Guaranteed:

Signatures must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or any other member of a medallion signature guarantee program approved by the Securities Transfer Association.

 [FORM OF REVERSE SIDE OF RIGHTS CERTIFICATE -- CONTINUED]
NOTICE

The signature in the foregoing Forms of Assignment and Election must conform to the name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.

~~B-~~ B- 4

EXHIBIT C

FORGENT NETWORKS, INC.
STOCKHOLDER RIGHTS PLAN
SUMMARY OF RIGHTS

On October 28, 2009, the Board of Directors (the “BOARD”) of Forgent Networks, Inc., a Delaware corporation (the “COMPANY”), adopted a rights plan and declared a dividend of one Right for each outstanding share of common stock. The dividend is payable to the Company’s stockholders as of the record date of October 28, 2009. The terms of the rights and the rights plan are set forth in a Rights Agreement, by and between the Company and American Stock Transfer & Trust Company LLC, as Rights Agent, dated as of October 28, 2009.

This summary of rights provides only a general description of the rights plan, and thus, should be read together with the entire rights plan, which is incorporated in this summary by reference. Upon written request, the Company will provide a copy of the rights plan free of charge to any of its stockholder.

By adopting the rights plan, the Board protects stockholder value because the rights plan protects the Company’s ability to carry forward its net operating losses (the “NOLs”). In prior years, the Company has experienced substantial operating losses, and under the Internal Revenue Code and rules promulgated by the Internal Revenue Service, the Company may “carry forward” these losses in certain circumstances to offset current and future earnings and thus, reduce the Company’s federal income tax liability, subject to certain requirements and restrictions. However, if the Company experiences an “Ownership Change,” as defined in Section 382 of the Internal Revenue Code, the Company’s ability to use its NOLs could be substantially limited or lost altogether.

The Company’s rights plan imposes a significant penalty upon any person or group that acquires 4.9% or more of its outstanding common stock without the prior approval of the Board. Stockholders who owned 4.9% or more of the Company’s outstanding common stock as of the close of business on October 28, 2009 may not acquire additional common stock representing one-half of 1% or more of the Company’s then outstanding common stock without the prior approval of the Board. A person or group that acquires shares of the Company’s common stock in excess of the above-mentioned applicable threshold is called an “ACQUIRING PERSON.” Any rights held by an Acquiring Person are void and may not be exercised.

DISTRIBUTION AND TRANSFER OF RIGHTS; RIGHTS CERTIFICATE

As described above, the Board has declared a dividend of one Right for each share of Common Stock of the Company outstanding. Prior to the Distribution Date referred to below, the Rights will be evidenced by and trade with the certificates for the Common Stock. After the Distribution Date, the Company will mail Rights certificates to the Company’s stockholders and the Rights will become transferable apart from the Common Stock.

DISTRIBUTION DATE

Rights will separate from the Common Stock and become exercisable following the tenth day (or such later date as may be determined by a majority of the Company’s Directors) after a person or group (a) acquires beneficial ownership of 4.9% or more of the Company’s Common Stock (subject to the exception described above regarding existing holders of Common Stock) or (b) announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 4.9% or more of the Company’s Common Stock (the “DISTRIBUTION DATE”).

PREFERRED STOCK PURCHASABLE UPON EXERCISE OF RIGHTS

After the Distribution Date, each Right will entitle the holder to purchase, for $1.7465, a fraction (initially, one-thousandth) of a share of the Company’s Series A Junior Participating Preferred Stock with economic terms similar to that of one share of the Company’s Common Stock.

FLIP-IN

If an Acquiring Person obtains 4.9% or more of the Company’s Common Stock (other than pursuant to a tender offer deemed fair by the Board (a “PERMITTED OFFER”)), then each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder thereof to purchase, for the exercise price, a number of shares of the Company’s Common Stock having a then current market value of twice the exercise price.

EXCHANGE PROVISION

At any time after an Acquiring Person obtains 4.9% or more of the Company’s Common Stock (other than pursuant to a Permitted Offer) and prior to the acquisition by the Acquiring Person of 50% or more of the outstanding Common Stock, the Board of the Company may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

REDEMPTION OF THE RIGHTS

Rights will be redeemable at the Company’s option for $0.01 per Right at any time on or prior to the tenth day (or such later date as may be determined by a majority of the Directors) after public announcement that a person has acquired beneficial ownership of 4.9% or more of the Company’s Common Stock (the “SHARES ACQUISITION DATE”).

EXPIRATION OF THE RIGHTS

The Rights expire on the earliest of (a) the Final Expiration Date (defined below), (b) exchange or redemption of the Rights as described above, (c) consummation of a merger or consolidation or sale of assets resulting in expiration of the Rights as described above, (d) the consummation of a reorganization transaction entered into by the Company that the Board determines will help prevent the Company from experiencing an “Ownership Change,” as defined in Section 382 of the Code and protect the Company’s NOLs, (e) the repeal of Section 382 of the Internal Revenue Code or any successor statute, or any other change, if the Board of Directors determines that this Agreement is no longer necessary for the preservation of tax benefits, or (f) the beginning of a taxable year of the Company to which the Board of Directors determines that no tax benefits may be carried forward.

The Final Expiration Date is October 28, 2019; provided that (i) if this Agreement shall not have been submitted for approval and approved by the requisite number of the Company’s stockholders on or before April 28, 2010, the Final Expiration Date shall be April 28, 2010 and (ii) if this Agreement is submitted for the approval and not approved by the requisite number of the Company’s stockholders, the Final Expiration Date shall be the date of such stockholder determination.

AMENDMENT OF TERMS OF RIGHTS

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

VOTING RIGHTS

Rights will not have any voting rights.

ANTI-DILUTION PROVISIONS

Rights will have the benefit of certain customary anti-dilution provisions.

TAXES

The Rights distribution should not be taxable for federal income tax purposes. However, following an event which renders the Rights exercisable or upon redemption of the Rights, stockholders may recognize taxable income.

Footnotes

1 The portion of the legend in brackets shall be inserted only if applicable and if so used, shall replace the preceding sentence.

~~B-~~ B- 5

APPENDIX C

FORGENT NETWORKS, INC.

2009 EQUITY PLAN

1.

Purposes of the Plan.  The purposes of this 2009 Equity Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants and to promote the success of the Company’s business.  Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Code and the regulations and interpretations promulgated thereunder.  Stock purchase rights may also be granted under the Plan.

2.

Definitions.  As used herein, the following definitions shall apply:

(a)

“Administrator” means the Board or its Committee appointed pursuant to Section 4 of the Plan.

(b)

“Affiliate” means an entity other than a Subsidiary (as defined below) which, together with the Company, is under common control of a third person or entity.

(c)

“Applicable Laws” means the legal requirements relating to the administration of stock option and restricted stock purchase plans, including under applicable U.S. state corporate laws, U.S. federal and applicable state securities laws, other U.S. federal and state laws, the Code, any Stock Exchange rules or regulations and the applicable laws, rules and regulations of any other country or jurisdiction where Options or Stock Purchase Rights are granted under the Plan, as such laws, rules, regulations and requirements shall be in place from time to time.

(d)

“Board” means the Board of Directors of the Company.

(e)

“Cause” for termination of a Participant’s Continuous Service Status will have the definition set forth in each Optionee’s applicable Option Agreement or Restricted Stock Purchase Agreement, as the case may be.

(f)

"Change of Control" means (1) a sale of all or substantially all of the Company’s assets, or (2) any merger, consolidation or other business combination transaction of the Company with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of the Company (or the surviving entity) outstanding immediately after such transaction, or (3) the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of capital stock of the Company.

(g)

“Code” means the Internal Revenue Code of 1986, as amended.

(h)

“Committee” means one or more committees or subcommittees of the Board appointed by the Board to administer the Plan in accordance with Section 4 below.

(i)

“Common Stock” means the Common Stock of the Company.

(j)

“Company” means Forgent Networks, Inc., a Delaware corporation.

(k)

“Consultant” means any person, including an advisor, who is engaged by the Company or any Parent, Subsidiary or Affiliate to render services and is compensated for such services, and any director of the Company whether compensated for such services or not.

(l)

“Continuous Service Status” means the absence of any interruption or termination of service as an Employee or Consultant.  Continuous Service Status as an Employee or Consultant shall not be considered interrupted in the case of:  (i) sick leave; (ii) military leave; (iii) any other leave of absence approved by the Administrator, provided that such leave is for a period of not more than ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to Company policy adopted from time to time; or (iv) in the case of transfers between locations of the Company or between the Company, its Parents, Subsidiaries, Affiliates or their respective successors.  A change in status from an Employee to a Consultant or from a Consultant to an Employee will not constitute an interruption of Continuous Service Status.

(m)

“Corporate Transaction” means a sale of all or substantially all of the Company’s assets, or a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person, or the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of capital stock of the Company.

(n)

“Director” means a member of the Board.

(o)

“Employee” means any person employed by the Company or any Parent, Subsidiary or Affiliate, with the status of employment determined based upon such factors as are deemed appropriate by the Administrator in its discretion, subject to any requirements of the Code or the Applicable Laws.  The payment by the Company of a director’s fee to a Director shall not be sufficient to constitute “employment” of such Director by the Company.

(p)

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(q)

“Fair Market Value” means, as of any date, the fair market value of the Common Stock, as determined by the Administrator in good faith on such basis as it deems appropriate and applied consistently with respect to Participants.  Whenever possible, the determination of Fair Market Value shall be based upon the closing price for the Shares as reported in the Wall Street Journal for the applicable date.

(r)

“Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, as designated in the applicable Option Agreement.

(s)

“Listed Security” means any security of the Company that is listed or approved for listing on a national securities exchange or designated or approved for designation as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

(t)

“Named Executive” means any individual who, on the last day of the Company’s fiscal year, is the chief executive officer of the Company (or is acting in such capacity) or among the four most highly compensated officers of the Company (other than the chief executive officer).  Such officer status shall be determined pursuant to the executive compensation disclosure rules under the Exchange Act.

(u)

“Nonstatutory Stock Option” means an Option not intended to qualify as an Incentive Stock Option, as designated in the applicable Option Agreement.

(v)

“Option” means a stock option granted pursuant to the Plan.

(w)

“Option Agreement” means a written document, the form(s) of which shall be approved from time to time by the Administrator, reflecting the terms of an Option granted under the Plan and includes any documents attached to or incorporated into such Option Agreement, including, but not limited to, a notice of stock option grant and a form of exercise notice.

(x)

“Option Exchange Program” means a program approved by the Administrator whereby outstanding Options are exchanged for Options with a lower exercise price or are amended to decrease the exercise price as a result of a decline in the Fair Market Value of the Common Stock.

(y)

“Optioned Stock” means the Common Stock subject to an Option.

(z)

“Optionee” means an Employee or Consultant who receives an Option.

(aa)

“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code, or any successor provision.

(bb)

“Participant” means any holder of one or more Options or Stock Purchase Rights, or the Shares issuable or issued upon exercise of such awards, under the Plan.

(cc)

“Plan” means this 2009 Equity Plan.

(dd)

“Reporting Person” means an officer, Director, or greater than ten percent stockholder of the Company within the meaning of Rule 16a-2 under the Exchange Act, who is required to file reports pursuant to Rule 16a-3 under the Exchange Act.

(ee)

“Restricted Stock” means Shares of Common Stock acquired pursuant to a grant of a Stock Purchase Right under Section 11 below.

(ff)

“Restricted Stock Purchase Agreement” means a written document, the form(s) of which shall be approved from time to time by the Administrator, reflecting the terms of a Stock Purchase Right granted under the Plan and includes any documents attached to such agreement.

(gg)

“Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act, as amended from time to time, or any successor provision.

(hh)

“Share” means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.

(ii)

“Stock Exchange” means any stock exchange or consolidated stock price reporting system on which prices for the Common Stock are quoted at any given time.

(jj)

“Stock Purchase Right” means the right to purchase Common Stock pursuant to Section 11 below.

(kk)

“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code, or any successor provision.

(ll)

“Ten Percent Holder” means a person who owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary.

3.

Stock Subject to the Plan.  Subject to the provisions of Section 14 of the Plan, the maximum aggregate number of Shares that may be sold under the Plan is 2,000,000 shares of Common Stock. The Shares may be authorized, but unissued, or reacquired Common Stock.  If an award should expire or become unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an Option Exchange Program, the unpurchased Shares that were subject thereto shall, unless the Plan shall have been terminated, become available for future grant under the Plan.  In addition, any Shares of Common Stock which are retained by the Company upon exercise of an award in order to satisfy the exercise or purchase price for such award or any withholding taxes due with respect to such exercise or purchase shall be treated as not issued and shall continue to be available under the Plan.  Shares issued under the Plan and later repurchased by the Company pursuant to any repurchase right which the Company may have shall be available for future grant under the Plan.

4.

Administration of the Plan.

(a)

General.  The Plan shall be administered by the Board or a Committee, or a combination thereof, as determined by the Board.  The Plan may be administered by different administrative bodies with respect to different classes of Participants and, if permitted by the Applicable Laws, the Board may authorize one or more officers to make awards under the Plan.

(b)

Committee Composition.  If a Committee has been appointed pursuant to this Section 4, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.  From time to time the Board may increase the size of any Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies (however caused) and remove all members of a Committee and thereafter directly administer the Plan, all to the extent permitted by the Applicable Laws and, in the case of a Committee administering the Plan in accordance with the requirements of Rule 16b-3 or Section 162(m) of the Code, to the extent permitted or required by such provisions.  The Committee shall in all events conform to any requirements of the Applicable Laws.

(c)

Powers of the Administrator.  Subject to the provisions of the Plan and in the case of a Committee, the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i)

to determine the Fair Market Value of the Common Stock, in accordance with Section 2(q) of the Plan, provided that such determination shall be applied consistently with respect to Participants under the Plan;

(ii)

to select the Employees and Consultants to whom Plan awards may from time to time be granted;

(iii)

to determine whether and to what extent Plan awards are granted;

(iv)

to determine the number of Shares of Common Stock to be covered by each award granted;

(v)

to approve the form(s) of agreement(s) used under the Plan;

(vi)

to determine the terms and conditions, not inconsistent with the terms of the Plan, of any award granted hereunder, which terms and conditions include but are not limited to the exercise or purchase price, the time or times when awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, any pro rata adjustment to vesting as a result of a Participant’s transitioning from full- to part-time service (or vice versa), and any restriction or limitation regarding any Option, Optioned Stock, Stock Purchase Right or Restricted Stock, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vii)

to determine whether and under what circumstances an Option may be settled in cash under Section 10(c) instead of Common Stock;

(viii)

to implement an Option Exchange Program on such terms and conditions as the Administrator in its discretion deems appropriate, provided that no amendment or adjustment to an Option that would materially and adversely affect the rights of any Optionee shall be made without the prior written consent of the Optionee;

(ix)

to adjust the vesting of an Option held by an Employee or Consultant as a result of a change in the terms or conditions under which such person is providing services to the Company;

(x)

to construe and interpret the terms of the Plan and awards granted under the Plan, which constructions, interpretations and decisions shall be final and binding on all Participants; and

(xi)

in order to fulfill the purposes of the Plan and without amending the Plan, to modify grants of Options or Stock Purchase Rights to Participants who are foreign nationals or employed outside of the United States in order to recognize differences in local law, tax policies or customs.

5.

Eligibility.

(a)

Recipients of Grants.  Nonstatutory Stock Options and Stock Purchase Rights may be granted to Employees and Consultants.  Incentive Stock Options may be granted only to Employees, provided that Employees of Affiliates shall not be eligible to receive Incentive Stock Options.

(b)

Type of Option.  Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option.

(c)

ISO $100,000 Limitation.  Notwithstanding any designation under Section 5(b), to the extent that the aggregate Fair Market Value of Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonstatutory Stock Options.  For purposes of this Section 5(c), Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares subject to an Incentive Stock Option shall be determined as of the date of the grant of such Option.

(d)

No Employment Rights.  The Plan shall not confer upon any Participant any right with respect to continuation of an employment or consulting relationship with the Company, nor shall it interfere in any way with such Participant’s right or the Company’s right to terminate the employment or consulting relationship at any time for any reason.

6.

Term of Plan.  The Plan shall become effective upon its adoption by the Board of Directors.  It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 16 of the Plan.

7.

Term of Option.  The term of each Option shall be the term stated in the Option Agreement; provided that the term shall be no more than ten years from the date of grant thereof or such shorter term as may be provided in the Option Agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be five years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

8.

[Intentionally Omitted.]

9.

Option Exercise Price and Consideration.

(a)

Exercise Price.  The per Share exercise price for the Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Administrator and set forth in the Option Agreement, but shall be subject to the following:

(i)

In the case of an Incentive Stock Option

(A)

granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant; or

(B)

granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii)

In the case of a Nonstatutory Stock Option

(A)

granted on any date on which the Common Stock is not a Listed Security to a person who is at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant if required by the Applicable Laws and, if not so required, shall be such price as is determined by the Administrator;

(B)

granted on any date on which the Common Stock is not a Listed Security to any other eligible person, the per Share exercise price shall be no less than 85% of the Fair Market Value per Share on the date of grant if required by the Applicable Laws and, if not so required, shall be such price as is determined by the Administrator; or

(C)

granted on any date on which the Common Stock is a Listed Security to any eligible person, the per share Exercise Price shall be such price as determined by the Administrator provided that if such eligible person is, at the time of the grant of such Option, a Named Executive of the Company, the per share Exercise Price shall be no less than 100% of the Fair Market Value on the date of grant if such Option is intended to qualify as performance-based compensation under Section 162(m) of the Code.

(iii)

Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to a merger or other corporate transaction.

(b)

Permissible Consideration.  The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant) and may consist entirely of (1) cash; (2) check; (3) subject to any requirements of the Applicable Laws (including without limitation Section 153 of the Delaware General Corporation Law), delivery of Optionee’s promissory note having such recourse, interest, security and redemption provisions as the Administrator determines to be appropriate after taking into account the potential accounting consequences of permitting an Optionee to deliver a promissory note; (4) cancellation of indebtedness; (5) other Shares that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which the Option is exercised, provided that in the case of Shares acquired, directly or indirectly, from the Company, such Shares must have been owned by the Optionee for more than six months on the date of surrender (or such other period as may be required to avoid the Company’s incurring an adverse accounting charge); (6) if, as of the date of exercise of an Option the Company then is permitting employees to engage in a “same-day sale” cashless brokered exercise program involving one or more brokers, through such a program that complies with the Applicable Laws (including without limitation the requirements of Regulation T and other applicable regulations promulgated by the Federal Reserve Board) and that ensures prompt delivery to the Company of the amount required to pay the exercise price and any applicable withholding taxes; or (7) any combination of the foregoing methods of payment.  In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company and the Administrator may, in its sole discretion, refuse to accept a particular form of consideration at the time of any Option exercise.

10.

Exercise of Option.

(a)

General.

(i)

Exercisability. Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator, consistent with the term of the Plan and reflected in the Option Agreement, including vesting requirements and/or performance criteria with respect to the Company and/or the Optionee; provided however that, if required under the Applicable Laws, the Option (or Shares issued upon exercise of the Option) shall comply with the requirements of Section 260.140.41(f) and (k) of the Rules of the California Corporations Commissioner.

(ii)

Leave of Absence. The Administrator shall have the discretion to determine whether and to what extent the vesting of Options shall be tolled during any unpaid leave of absence.  In the event of military leave, vesting shall toll during any unpaid portion of such leave, provided that, upon a Participant’s returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she shall be given vesting credit with respect to Options to the same extent as would have applied had the Participant continued to provide services to the Company throughout the leave on the same terms as he or she was providing services immediately prior to such leave.

(iii)

Minimum Exercise Requirements.  An Option may not be exercised for a fraction of a Share.  The Administrator may require that an Option be exercised as to a minimum number of Shares, provided that such requirement shall not prevent an Optionee from exercising the full number of Shares as to which the Option is then exercisable.

(iv)

Procedures for and Results of Exercise.  An Option shall be deemed exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and the Company has received full payment for the Shares with respect to which the Option is exercised.  Full payment may, as authorized by the Administrator, consist of any consideration and method of payment allowable under Section 9(b) of the Plan, provided that the Administrator may, in its sole discretion, refuse to accept any form of consideration at the time of any Option exercise.

Exercise of an Option in any manner shall result in a decrease in the number of Shares that thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(v)

Rights as Stockholder.  Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option.  No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 14 of the Plan.

(b)

Termination of Employment or Consulting Relationship.  Except as otherwise set forth in this Section 10(b), the Administrator shall establish and set forth in the applicable Option Agreement the terms and conditions upon which an Option shall remain exercisable, if at all, following termination of an Optionee’s Continuous Service Status, which provisions may be waived or modified by the Administrator at any time.  Unless the Administrator otherwise provides in the Option Agreement, to the extent that the Optionee is not vested in Optioned Stock at the date of termination of his or her Continuous Service Status, or if the Optionee (or other person entitled to exercise the Option) does not exercise the Option to the extent so entitled within the time specified in the Option Agreement or below (as applicable), the Option shall terminate and the Optioned Stock underlying the unexercised portion of the Option shall revert to the Plan.  In no event may any Option be exercised after the expiration of the Option term as set forth in the Option Agreement (and subject to Section 7).

The following provisions (1) shall apply to the extent an Option Agreement does not specify the terms and conditions upon which an Option shall terminate upon termination of an Optionee’s Continuous Service Status, and (2) establish the minimum post-termination exercise periods that may be set forth in an Option Agreement:

(i)

Termination other than Upon Disability or Death or for Cause.  In the event of termination of Optionee’s Continuous Service Status other than under the circumstances set forth in subsections (ii) through (v) below, such Optionee may exercise an Option for 30 days following such termination to the extent the Optionee was vested in the Optioned Stock as of the date of such termination.  No termination shall be deemed to occur and this Section 10(b)(i) shall not apply if (i) the Optionee is a Consultant who becomes an Employee, or (ii) the Optionee is an Employee who becomes a Consultant.

(ii)

Disability of Optionee.  In the event of termination of an Optionee’s Continuous Service Status as a result of his or her disability (including a disability within the meaning of Section 22(e)(3) of the Code), such Optionee may exercise an Option at any time within six months following such termination to the extent the Optionee was vested in the Optioned Stock as of the date of such termination.

(iii)

Death of Optionee.  In the event of the death of an Optionee during the period of Continuous Service Status since the date of grant of the Option, or within thirty days following termination of Optionee’s Continuous Service Status, the Option may be exercised by Optionee’s estate or by a person who acquired the right to exercise the Option by bequest or inheritance at any time within twelve months following the date of death, but only to the extent the Optionee was vested in the Optioned Stock as of the date of death or, if earlier, the date the Optionee’s Continuous Service Status terminated.

(iv)

Termination for Cause.  In the event of termination of an Optionee’s Continuous Service Status for Cause, any Option (including any exercisable portion thereof) held by such Optionee shall immediately terminate in its entirety upon first notification to the Optionee of termination of the Optionee’s Continuous Service Status.  If an Optionee’s employment or consulting relationship with the Company is suspended pending an investigation of whether the Optionee shall be terminated for Cause, all the Optionee’s rights under any Option likewise shall be suspended during the investigation period and the Optionee shall have no right to exercise any Option.  This Section 10(b)(iv) shall apply with equal effect to vested Shares acquired upon exercise of an Option granted on any date on which the Common Stock is not a Listed Security to a person other than an officer, Director or Consultant, in that the Company shall have the right to repurchase such Shares from the Participant upon the following terms:  (A) the repurchase is made within 90 days of termination of the Participant’s Continuous Service Status for Cause at the Fair Market Value of the Shares as of the date of termination, (B) consideration for the repurchase consists of cash or cancellation of purchase money indebtedness, and (C) the repurchase right terminates upon the effective date of the Company’s initial public offering of its Common Stock.  With respect to vested Shares issued upon exercise of an Option granted to any officer, Director or Consultant, the Company’s right to repurchase such Shares upon termination of the Participant’s Continuous Service Status for Cause shall be made at the Participant’s original cost for the Shares and shall be effected pursuant to such terms and conditions, and at such time, as the Administrator shall determine.  Nothing in this Section 10(b)(iv) shall in any way limit the Company’s right to purchase unvested Shares issued upon exercise of an Option as set forth in the applicable Option Agreement.

(c)

Buyout Provisions.  The Administrator may at any time offer to buy out for a payment in cash or Shares an Option previously granted under the Plan based on such terms and conditions as the Administrator shall establish and communicate to the Optionee at the time that such offer is made.

11.

Stock Purchase Rights.

(a)

Rights to Purchase.  When the Administrator determines that it will offer Stock Purchase Rights under the Plan, it shall advise the offeree in writing of the terms, conditions and restrictions related to the offer, including the number of Shares that such person shall be entitled to purchase, the price to be paid, and the time within which such person must accept such offer.  In the case of a Stock Purchase Right granted prior to the date, if any, on which the Common Stock becomes a Listed Security and if required by the Applicable Laws at that time, the purchase price of Shares subject to such Stock Purchase Rights shall not be less than 85% of the Fair Market Value of the Shares as of the date of the offer, or, in the case of a Ten Percent Holder, the price shall not be less than 100% of the Fair Market Value of the Shares as of the date of the offer.  If the Applicable Laws do not impose the requirements set forth in the preceding sentence and with respect to any Stock Purchase Rights granted after the date, if any, on which the Common Stock becomes a Listed Security, the purchase price of Shares subject to Stock Purchase Rights shall be as determined by the Administrator.  The offer to purchase Shares subject to Stock Purchase Rights shall be accepted by execution of a Restricted Stock Purchase Agreement in the form determined by the Administrator.

(b)

Repurchase Option.

(i)

General.  Unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser’s employment with the Company for any reason (including death or disability).  Subject to any requirements of the Applicable Laws, the terms of the Company’s repurchase option (including without limitation the price at which, and the consideration for which, it may be exercised, and the events upon which it shall lapse) shall be as determined by the Administrator in its sole discretion and reflected in the Restricted Stock Purchase Agreement.

(ii)

Leave of Absence.  The Administrator shall have the discretion to determine whether and to what extent the lapsing of Company repurchase rights shall be tolled during any unpaid leave of absence. In the event of military leave, the lapsing of Company repurchase rights shall toll during any unpaid portion of such leave, provided that, upon a Participant’s returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she shall be given “vesting” credit with respect to Shares purchased pursuant to the Restricted Stock Purchase Agreement to the same extent as would have applied had the Participant continued to provide services to the Company throughout the leave on the same terms as he or she was providing services immediately prior to such leave.

(iii)

Termination for Cause.  In the event of termination of a Participant’s Continuous Service Status for Cause, the Company shall have the right to repurchase from the Participant vested Shares issued upon exercise of a Stock Purchase Right granted to any person other than an officer, Director or Consultant prior to the date, if any, upon which the Common Stock becomes a Listed Security upon the following terms:  (A) the repurchase must be made within 90 days of termination of the Participant’s Continuous Service Status for Cause at the Fair Market Value of the Shares as of the date of termination, (B) consideration for the repurchase consists of cash or cancellation of purchase money indebtedness, and (C) the repurchase right terminates upon the effective date of the Company’s initial public offering of its Common Stock. With respect to vested Shares issued upon exercise of a Stock Purchase Right granted to any officer, Director or Consultant, the Company’s right to repurchase such Shares upon termination of such Participant’s Continuous Service Status for Cause shall be made at the Participant’s original cost for the Shares and shall be effected pursuant to such terms and conditions, and at such time, as the Administrator shall determine.  Nothing in this Section 11(b)(ii) shall in any way limit the Company’s right to purchase unvested Shares as set forth in the applicable Restricted Stock Purchase Agreement.

(c)

Other Provisions.  The Restricted Stock Purchase Agreement shall contain such other terms, provisions and conditions not inconsistent with the Plan as may be determined by the Administrator in its sole discretion.  In addition, the provisions of Restricted Stock Purchase Agreements need not be the same with respect to each purchaser.

(d)

Rights as a Stockholder.  Once the Stock Purchase Right is exercised, the purchaser shall have the rights equivalent to those of a stockholder, and shall be a stockholder when his or her purchase is entered upon the records of the duly authorized transfer agent of the Company.  No adjustment will be made for a dividend or other right for which the record date is prior to the date the Stock Purchase Right is exercised, except as provided in Section 14 of the Plan.

12.

Taxes.

(a)

As a condition of the grant, vesting or exercise of an Option or Stock Purchase Right granted under the Plan, the Participant (or in the case of the Participant’s death, the person exercising the Option or Stock Purchase Right) shall make such arrangements as the Administrator may require for the satisfaction of any applicable federal, state, local or foreign withholding tax obligations that may arise in connection with such grant, vesting or exercise of the Option or Stock Purchase Right or the issuance of Shares.  The Company shall not be required to issue any Shares under the Plan until such obligations are satisfied.  If the Administrator allows the withholding or surrender of Shares to satisfy a Participant’s tax withholding obligations under this Section 12 (whether pursuant to Section 12(c), (d) or (e), or otherwise), the Administrator shall not allow Shares to be withheld in an amount that exceeds the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes.

(b)

In the case of an Employee and in the absence of any other arrangement, the Employee shall be deemed to have directed the Company to withhold or collect from his or her compensation an amount sufficient to satisfy such tax obligations from the next payroll payment otherwise payable after the date of an exercise of the Option or Stock Purchase Right.

(c)

This Section 12(c) shall apply only after the date, if any, upon which the Common Stock becomes a Listed Security.  In the case of Participant other than an Employee (or in the case of an Employee where the next payroll payment is not sufficient to satisfy such tax obligations, with respect to any remaining tax obligations), in the absence of any other arrangement and to the extent permitted under the Applicable Laws, the Participant shall be deemed to have elected to have the Company withhold from the Shares to be issued upon exercise of the Option or Stock Purchase Right that number of Shares having a Fair Market Value determined as of the applicable Tax Date (as defined below) equal to the amount required to be withheld.  For purposes of this Section 12, the Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined under the Applicable Laws (the “Tax Date”).

(d)

If permitted by the Administrator, in its discretion, a Participant may satisfy his or her tax withholding obligations upon exercise of an Option or Stock Purchase Right by surrendering to the Company Shares that have a Fair Market Value determined as of the applicable Tax Date equal to the amount required to be withheld.  In the case of shares previously acquired from the Company that are surrendered under this Section 12(d), such Shares must have been owned by the Participant for more than six (6) months on the date of surrender (or such other period of time as is required for the Company to avoid adverse accounting charges).

(e)

Any election or deemed election by a Participant to have Shares withheld to satisfy tax withholding obligations under Section 12(c) or (d) above shall be irrevocable as to the particular Shares as to which the election is made and shall be subject to the consent or disapproval of the Administrator.  Any election by a Participant under Section 12(d) above must be made on or prior to the applicable Tax Date.

(f)

In the event an election to have Shares withheld is made by a Participant and the Tax Date is deferred under Section 83 of the Code because no election is filed under Section 83(b) of the Code, the Participant shall receive the full number of Shares with respect to which the Option or Stock Purchase Right is exercised but such Participant shall be unconditionally obligated to tender back to the Company the proper number of Shares on the Tax Date.

13.

Non-Transferability of Options and Stock Purchase Rights.

(a)

General.  Except as set forth in this Section 13, Options and Stock Purchase Rights may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution.  The designation of a beneficiary by an Optionee will not constitute a transfer.  An Option or Stock Purchase Right may be exercised, during the lifetime of the holder of an Option or Stock Purchase Right, only by such holder or a transferee permitted by this Section 13.

(b)

Limited Transferability Rights.  Notwithstanding anything else in this Section 13, the Administrator may in its discretion grant Nonstatutory Stock Options that may be transferred by instrument to an inter vivos or testamentary trust in which the Options are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or pursuant to domestic relations orders to "Immediate Family Members" (as defined below) of the Optionee. "Immediate Family" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Optionee) control the management of assets, and any other entity in which these persons (or the Optionee) own more than fifty percent of the voting interests.

14.

Adjustments Upon Changes in Capitalization, Merger or Certain Other Transactions.

(a)

Changes in Capitalization.  Subject to any action required under Applicable Laws by the stockholders of the Company, the number of Shares of Common Stock covered by each outstanding award, the numbers of Shares set forth in Section 3(a), and the number of Shares of Common Stock that have been authorized for issuance under the Plan but as to which no awards have yet been granted or that have been returned to the Plan upon cancellation or expiration of an award, as well as the price per Share of Common Stock covered by each such outstanding award, shall be proportionately adjusted for any increase or decrease in the number of issued Shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the Common Stock, or any other increase or decrease in the number of issued Shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.”  Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive.  Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares of Common Stock subject to an award.

(b)

Dissolution or Liquidation.  In the event of the dissolution or liquidation of the Company, each Option and Stock Purchase Right will terminate immediately prior to the consummation of such action, unless otherwise determined by the Administrator.

(c)

Corporate Transaction.  In the event of a Corporate Transaction (including without limitation a Change of Control), each outstanding Option or Stock Purchase Right shall be assumed or an equivalent option or right shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation (the “Successor Corporation”), unless the Successor Corporation does not agree to assume the award or to substitute an equivalent option or right, in which case such Option or Stock Purchase Right shall terminate upon the consummation of the transaction.

 Notwithstanding the above, in the event of a Change of Control and irrespective of whether outstanding awards are being assumed, substituted or terminated in connection with the transaction, the vesting and exercisability of each outstanding Option and Stock Purchase Right shall accelerate as and to the extent (if at all) provided in such Participant’s Option Agreement or Restricted Stock Purchase Agreement.  To the extent that an Option or Stock Purchase Right is not exercised prior to consummation of a Corporate Transaction in which the Option or Stock Purchase Right is not being assumed or substituted, such Option or Stock Purchase Right shall terminate upon such consummation and the Administrator shall notify the Optionee or holder of such fact at least five (5) days prior to the date on which the Option or Stock Purchase Right terminates.

For purposes of this Section 14(c), an Option or a Stock Purchase Right shall be considered assumed, without limitation, if, at the time of issuance of the stock or other consideration upon a Corporate Transaction or a Change of Control, as the case may be, each holder of an Option or Stock Purchase Right would be entitled to receive upon exercise of the award the same number and kind of shares of stock or the same amount of property, cash or securities as such holder would have been entitled to receive upon the occurrence of the transaction if the holder had been, immediately prior to such transaction, the holder of the number of Shares of Common Stock covered by the award at such time (after giving effect to any adjustments in the number of Shares covered by the Option or Stock Purchase Right as provided for in this Section 14); provided that if such consideration received in the transaction is not solely common stock of the Successor Corporation, the Administrator may, with the consent of the Successor Corporation, provide for the consideration to be received upon exercise of the award to be solely common stock of the Successor Corporation equal to the Fair Market Value of the per Share consideration received by holders of Common Stock in the transaction.

(d)

Certain Distributions.  In the event of any distribution to the Company’s stockholders of securities of any other entity or other assets (other than dividends payable in cash or stock of the Company) without receipt of consideration by the Company, the Administrator may, in its discretion, appropriately adjust the price per Share of Common Stock covered by each outstanding Option or Stock Purchase Right to reflect the effect of such distribution.

15.

Time of Granting Options and Stock Purchase Rights.  The date of grant of an Option or Stock Purchase Right shall, for all purposes, be the date on which the Administrator makes the determination granting such Option or Stock Purchase Right, or such other date as is determined by the Administrator, provided that in the case of any Incentive Stock Option, the grant date shall be the later of the date on which the Administrator makes the determination granting such Incentive Stock Option or the date of commencement of the Optionee’s employment relationship with the Company.  Notice of the determination shall be given to each Employee or Consultant to whom an Option or Stock Purchase Right is so granted within a reasonable time after the date of such grant.

16.

Amendment and Termination of the Plan.

(a)

Authority to Amend or Terminate.  The Board may at any time amend, alter, suspend or discontinue the Plan, but no amendment, alteration, suspension or discontinuation (other than an adjustment pursuant to Section 14 above) shall be made that would materially and adversely affect the rights of any Optionee or holder of Stock Purchase Rights under any outstanding grant, without his or her consent.  In addition, to the extent necessary and desirable to comply with the Applicable Laws, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required.

(b)

Effect of Amendment or Termination.  Except as to amendments which the Administrator has the authority under the Plan to make unilaterally, no amendment or termination of the Plan shall materially and adversely affect Options or Stock Purchase Rights already granted, unless mutually agreed otherwise between the Optionee or holder of the Stock Purchase Rights and the Administrator, which agreement must be in writing and signed by the Optionee or holder and the Company.

17.

Conditions Upon Issuance of Shares.  Notwithstanding any other provision of the Plan or any agreement entered into by the Company pursuant to the Plan, the Company shall not be obligated, and shall have no liability for failure, to issue or deliver any Shares under the Plan unless such issuance or delivery would comply with the Applicable Laws, with such compliance determined by the Company in consultation with its legal counsel.  As a condition to the exercise of an Option or Stock Purchase Right, the Company may require the person exercising the award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by law. Shares issued upon exercise of awards granted prior to the date on which the Common Stock becomes a Listed Security shall be subject to a right of first refusal in favor of the Company pursuant to which the Participant will be required to offer Shares to the Company before selling or transferring them to any third party on such terms and subject to such conditions as is reflected in the applicable Option Agreement or Restricted Stock Purchase Agreement.

18.

Reservation of Shares.  The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

19.

Agreements.  Options and Stock Purchase Rights shall be evidenced by Option Agreements and Restricted Stock Purchase Agreements, respectively, in such form(s) as the Administrator shall from time to time approve.

20.

Stockholder Approval.  If required by the Applicable Laws, continuance of the Plan shall be subject to approval by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted.  Such stockholder approval shall be obtained in the manner and to the degree required under the Applicable Laws.

21.

Information and Documents to Optionees and Purchasers. Prior to the date, if any, upon which the Common Stock becomes a Listed Security and if required by the Applicable Laws, the Company shall provide financial statements at least annually to each Optionee and to each individual who acquired Shares pursuant to the Plan, during the period such Optionee or purchaser has one or more Options or Stock Purchase Rights outstanding, and in the case of an individual who acquired Shares pursuant to the Plan, during the period such individual owns such Shares.  The Company shall not be required to provide such information if the issuance of Options or Stock Purchase Rights under the Plan is limited to key employees whose duties in connection with the Company assure their access to equivalent information.

C-1

APPENDIX D

FORGENT NETWORKS, INC.

2009 EQUITY PLAN

STOCK OPTION AGREEMENT

1.

Grant of Option.  Forgent Networks, Inc., a Delaware corporation (the “Company”), hereby grants to the Optionee identified in the Notice of Option Grant to which this Agreement is attached (the “Notice”), an option (the “Option”) to purchase the total number of shares of Common Stock (the “Shares”) set forth in the Notice, at the exercise price per Share set forth in the Notice (the “Exercise Price”) subject to the terms, definitions and provisions of the Forgent Networks, Inc. 2009 Equity Plan (the “Plan”) adopted by the Company, which is incorporated in this Agreement by reference. Unless otherwise defined in this Agreement, the terms used in this Agreement shall have the meanings defined in the Plan.

2.

Designation of Option.  This Option is intended to be an Incentive Stock Option as defined in Section 422 of the Code only to the extent so designated in the Notice, and to the extent it is not so designated or to the extent the Option does not qualify as an Incentive Stock Option, it is intended to be a Nonstatutory Stock Option.

Notwithstanding the above, if designated as an Incentive Stock Option, in the event that the Shares subject to this Option (and all other Incentive Stock Options granted to Optionee by the Company or any Parent or Subsidiary, including under other plans of the Company) that first become exercisable in any calendar year have an aggregate fair market value (determined for each Share as of the date of grant of the option covering such Share) in excess of $100,000, the Shares in excess of $100,000 shall be treated as subject to a Nonstatutory Stock Option, in accordance with Section 5(c) of the Plan.

3.

Exercise of Option.  This Option shall be exercisable during its term in accordance with the Vesting/Exercise Schedule set out in the Notice and with the provisions of Section 10 of the Plan as follows:

(a)

Right to Exercise.

(i)

This Option may not be exercised for a fraction of a share.

(ii)

This Option may only be exercised with respect to Shares that are already Vested as of the date of such exercise.

(iii)

This Option may not be exercised more than once in any six month period, without the consent of the Company.

(iv)

In the event of Optionee’s death, disability or other termination of employment, the exercisability of the Option is governed by Section 5 below, subject to the limitations contained in this Section 3.

(v)

In no event may this Option be exercised after the Expiration Date of the Option as set forth in the Notice.

(vi)

If requested by the Company, the exercise of this Option shall be conditioned upon and subject to the receipt by the Company of an executed signature page to the Company’s Stockholder’s Agreement, if any.

(b)

Method of Exercise.

(i)

This Option shall be exercisable by execution and delivery of a written notice approved for such purpose by the Company which shall state Optionee’s election to exercise the Option, the number of Shares in respect of which the Option is being exercised, and such other representations and agreements as to the holder’s investment intent with respect to such Shares as may be required by the Company pursuant to the provisions of the Plan.  Such written notice shall be signed by Optionee and shall be delivered to the Company by such means as are determined by the Plan Administrator in its discretion to constitute adequate delivery.  The written notice shall be accompanied by payment of the Exercise Price.  This Option shall be deemed to be exercised upon receipt by the Company of such written notice accompanied by the Exercise Price.

(ii)

As a condition to the exercise of this Option and as further set forth in Section 12 of the Plan, Optionee agrees to make adequate provision for federal, state or other tax withholding obligations, if any, which arise upon the vesting or exercise of the Option, or disposition of Shares, whether by withholding, direct payment to the Company, or otherwise.

(iii)

The Company is not obligated, and will have no liability for failure, to issue or deliver any Shares upon exercise of the Option unless such issuance or delivery would comply with the Applicable Laws, with such compliance determined by the Company in consultation with its legal counsel.  This Option may not be exercised until such time as the Plan has been approved by the stockholders of the Company, or if the issuance of such Shares upon such exercise or the method of payment of consideration for such shares would constitute a violation of any applicable federal or state securities or other law or regulation, including any rule under Part 221 of Title 12 of the Code of Federal Regulations as promulgated by the Federal Reserve Board.  As a condition to the exercise of this Option, the Company may require Optionee to make any representation and warranty to the Company as may be required by the Applicable Laws.  Assuming such compliance, for income tax purposes the Shares shall be considered transferred to Optionee on the date on which the Option is exercised with respect to such Shares.

4.

Method of Payment.  Payment of the Exercise Price shall be by any of the following, or a combination of the following, at the election of Optionee:

(a)

cash or check;

(b)

cancellation of indebtedness;

(c)

prior to the date, if any, upon which the Common Stock becomes a Listed Security, by surrender of other shares of Common Stock of the Company that have an aggregate Fair Market Value on the date of surrender equal to the Exercise Price of the Shares as to which the Option is being exercised.  In the case of shares acquired directly or indirectly from the Company, such shares must have been owned by Optionee for more than six (6) months on the date of surrender (or such other period of time as is necessary to avoid the Company’s incurring adverse accounting charges); or

(d)

following the date, if any, upon which the Common Stock is a Listed Security, and if the Company is at such time permitting “same day sale” cashless brokered exercises, delivery of a properly executed exercise notice together with irrevocable instructions to a broker participating in such cashless brokered exercise program to deliver promptly to the Company the amount required to pay the exercise price (and applicable withholding taxes).

5.

Termination of Relationship.  Following the date of termination of Optionee’s Continuous Service Status for any reason (the “Termination Date”), Optionee may exercise the Option only as set forth in the Notice and this Section 5.  To the extent that Optionee is not entitled to exercise this Option as of the Termination Date, or if Optionee does not exercise this Option within the Termination Period set forth in the Notice or the termination periods set forth below, the Option shall terminate in its entirety.  In no event, may any Option be exercised after the Expiration Date of the Option as set forth in the Notice.

(a)

Termination.  In the event of termination of Optionee’s Continuous Service Status other than as a result of Optionee’s disability or death or for Cause (as defined in the Plan), Optionee may, to the extent Optionee is vested in the Option Shares at the date of such termination (the “Termination Date”), exercise this Option during the Termination Period set forth in the Notice.

(b)

Other Terminations.  In connection with any termination other than a termination covered by Section 5(a), Optionee may exercise the Option only as described below:

(i)

Termination upon Disability of Optionee.  In the event of termination of Optionee’s Continuous Service Status as a result of Optionee’s disability, Optionee may, but only within six months from the Termination Date, exercise this Option to the extent Optionee was vested in the Option Shares as of such Termination Date.

(ii)

Death of Optionee.  In the event of the death of Optionee (a) during the term of this Option and while an Employee or Consultant of the Company and having been in Continuous Service Status since the date of grant of the Option, or (b) within thirty (30) days after Optionee’s Termination Date, the Option may be exercised at any time within six months following the date of death by Optionee’s estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent Optionee was vested in the Option as of the Termination Date.

(iii)

Termination for Cause.  In the event Optionee’s Continuous Service Status is terminated for Cause, the Option shall terminate immediately upon such termination for Cause as set forth in Section 10(b)(iv) of the Plan.  In the event Optionee’s employment or consulting relationship with the Company is suspended pending investigation of whether such relationship shall be terminated for Cause, all Optionee’s rights under the Option, including the right to exercise the Option, shall be suspended during the investigation period, also as set forth in Section 10(b)(iv) of the Plan.

6.

Non-Transferability of Option.  This Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Optionee only by him or her.  The terms of this Option shall be binding upon the executors, administrators, heirs, successors and assigns of Optionee.

7.

Tax Consequences.  THE OPTIONEE HEREBY ACKNOWLEDGES THAT THE ISSUANCE AND EXERCISE OF THIS OPTION MAY HAVE TAX CONSEQUENCES TO THE OPTIONEE AND THAT ANY AND ALL SUCH TAX CONSEQUENCES ARE THE SOLE RESPONSIBILITY OF THE OPTIONEE.  OPTIONEE SHOULD CONSULT A TAX ADVISER BEFORE ACCEPTING AND/OR EXERCISING THIS OPTION OR DISPOSING OF THE SHARES.

(a)

Incentive Stock Option.

(i)

Tax Treatment upon Exercise and Sale of Shares.  If this Option qualifies as an Incentive Stock Option, there will be no regular federal income tax liability upon the exercise of the Option, although the excess, if any, of the fair market value of the Shares on the date of exercise over the Exercise Price will be treated as an adjustment to the alternative minimum tax for federal tax purposes and may subject Optionee to the alternative minimum tax in the year of exercise.  If Shares issued upon exercise of an Incentive Stock Option are held for at least one year after exercise and are disposed of at least two years after the Option grant date, any gain realized on disposition of the Shares will also be treated as long-term capital gain for federal income tax purposes.  If Shares issued upon exercise of an Incentive Stock Option are disposed of within such one-year period or within two years after the Option grant date, any gain realized on such disposition will be treated as compensation income (taxable at ordinary income rates) to the extent of the difference between the Exercise Price and the lesser of (i) the fair market value of the Shares on the date of exercise, or (ii) the sale price of the Shares.

(ii)

Notice of Disqualifying Dispositions.  With respect to any Shares issued upon exercise of an Incentive Stock Option, if Optionee sells or otherwise disposes of such Shares on or before the later of (i) the date two years after the Option grant date, or (ii) the date one year after the date of exercise, Optionee shall immediately notify the Company in writing of such disposition.  Optionee acknowledges and agrees that he or she may be subject to income tax withholding by the Company on the compensation income recognized by Optionee from the early disposition by payment in cash or out of the current earnings paid to Optionee.

(b)

Nonstatutory Stock Option.  If this Option does not qualify as an Incentive Stock Option, there may be a regular federal (and state) income tax liability upon the exercise of the Option. Optionee will be treated as having received compensation income (taxable at ordinary income tax rates) equal to the excess, if any, of the fair market value of the Shares on the date of exercise over the Exercise Price.  If Optionee is an Employee, the Company will be required to withhold from Optionee’s compensation or collect from Optionee and pay to the applicable taxing authorities an amount equal to a percentage of this compensation income at the time of exercise.  If Shares issued upon exercise of a Nonstatutory Stock Option are held for at least one year, any gain realized on disposition of the Shares will be treated as long-term capital gain for federal income tax purposes.

8.

Lock-Up Agreement.  In connection with the initial public offering of the Company’s securities and upon request of the Company or the underwriters managing any underwritten offering of the Company’s securities, Optionee hereby agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company however and whenever acquired (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the public offering.

9.

Effect of Agreement.  Optionee acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof (and has had an opportunity to consult counsel regarding the Option terms), and hereby accepts this Option and agrees to be bound by its contractual terms as set forth herein and in the Plan.  Optionee hereby agrees to accept as binding, conclusive and final all decisions and interpretations of the Plan Administrator regarding any questions relating to the Option.  In the event of a conflict between the terms and provisions of the Plan and the terms and provisions of the Notice and this Agreement, the Plan terms and provisions shall prevail.  The Option, including the Plan, constitutes the entire agreement between Optionee and the Company on the subject matter hereof and supersedes all proposals, written or oral, and all other communications between the parties relating to such subject matter.

10.

Section 409A.  This Plan is intended to meet the requirements to be exempt from the application of Section 409A of the Internal Revenue Code ("Section 409A").  If any amount payable under the Plan is determined to be subject to Code Section 409A, then the applicable provisions of the Plan shall be interpreted and administered in accordance with Section 409A and the applicable guidance issued by the Department of the Treasury with respect to the application of Section 409A. Notwithstanding any provision of the Plan to the contrary, no payment of an amount subject to Section 409A on account of a termination of service as defined in Section 409A and the accompanying guidance, shall be made to Optionee if he is a specified employee (within the meaning of Section 409A and the applicable guidance) as of the date of Optionee’s termination of service, within the six-month period following Optionee’s termination of service.  Amounts to which Optionee would otherwise be entitled under the Plan during the first six months following the termination of service will be accumulated and paid on the first day of the seventh month following the Optionee’s termination of service.

[Signature Page Follows]

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one document.

THE COMPANY:

FORGENT NETWORKS, INC.

By:

(Signature)

Name:

Title:

OPTIONEE:

[__________]

_______________________

~~C-~~ D- 1

FORGENT NETWORKS, INC.

 ANNUAL MEETING OF STOCKHOLDERS FOR FISCAL 2009

DECEMBER 17, 2009	PROXY NO.	SHARES IN YOUR NAME

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned ~~shareholder~~ stockholder (s) of Forgent Networks, Inc. (“the Company”) a Delaware corporation, having received the Notice of Annual Meeting of Stockholders and ~~proxy statement~~ Proxy Statement dated November ~~[___]~~ 27 , 2009, hereby revokes all previous proxies and appoints Patrick Goepel and David Sandberg, or either of them, acting singly, as attorneys-in-fact and proxies, each with the power to appoint a substitute, and hereby authorizes them, and each of them, to represent the undersigned at the Annual Meeting of Stockholders of the Company to be held on December 17, 2009 at 9:30 a.m. at 108 Wild Basin Road, Austin, Texas 78746 and at any adjournment(s) or postponement(s) thereof, and to vote all shares of Common Stock which the undersigned would be entitled to vote thereat on all matters set forth on the reverse side, as described in the accompanying ~~proxy statement~~ Proxy Statement ..

Dated                               , 2009

Signature

Signature (If Held Jointly)

Please execute this proxy as your name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE

  ENCLOSED ENVELOPE.

Dear Stockholder:

The Company encourages you to take advantage of new and convenient ways by which you can vote your shares. You can vote your shares electronically through the Internet or by telephone up until 11:59 P.M. Central Standard Time the day before the Annual Meeting date. This eliminates the need to return the enclosed proxy card.

1.                     To vote by Internet:

•

Log on to the Internet and go to the web site [http://www.___________]

~~•~~                                           •      Have the enclosed proxy card on hand when you access the web site and you will be prompted to enter your 12-digit Control Number, which is located below, to obtain your records and to create an electronic voting instruction form.

2.                     To vote by telephone:

•

Use any touch-tone telephone to dial [1-__________].

~~•~~ •

Have the enclosed proxy card in hand when you call, and you will be prompted to enter your 12-digit Control Number, which is located below, to vote. Follow the instructions provided.

If you choose to vote your shares electronically, there is no need to mail back the enclosed proxy card. Your vote is important. Thank you for voting.

FORGENT NETWORKS, INC.

ANNUAL MEETING OF STOCKHOLDERS FOR FISCAL 2009

CONTINUED FROM OTHER SIDE

DECEMBER 17, 2009

THIS PROXY, WHEN PROPERLY EXECUTED AND DATED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 THROUGH 6 AND AT THE DISCRETION OF THE PROXIES WITH RESPECT TO ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. IN THE EVENT ONE OF MORE NOMINEES FOR DIRECTOR LISTED IN PROPOSAL 1 IS UNABLE TO OR DECLINES TO SERVE AS A DIRECTOR AT THE TIME OF THE ANNUAL MEETING, THIS PROXY SHALL BE VOTED FOR THE ELECTION OF SUCH PERSON(S) AS SHALL BE DESIGNATED BY THE COMPANY’S BOARD OF DIRECTORS, IF ANY.

1.

Proposal to elect as directors of Forgent Networks, Inc. the following persons to hold office until the next annual stockholder meeting or until their respective successors are duly elected and qualified.

☐	FOR all nominees listed below (except as marked to the contrary below)	☐	WITHHOLD AUTHORITY to vote for all nominees listed below

David Sandberg
Patrick Goepel
Robert Graham
Adrian Pertierra
Jeffrey Vogel

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee’s name on the space provided below.)

~~To~~

2.

Proposal to ratify the Audit Committee’s appointment of Ernst Ernst & Young LLP, independent registered public accountants, as Forgent Networks, Inc.’sour independent auditors for the year ending July 31, 2010.

☐ FOR	☐ AGAINST	☐ ABSTAIN

~~To~~

3.

Proposal to approve an amendment to the Company’s Restated Certificate of Incorporation to change of the Company’s name from Forgent Networks, Inc. to Asure Software, Inc.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.

To approve an amendment to the Company’s Restated Certificate of Incorporation to effect a 1 for 10 reverse stock split, reduce the number of authorized shares of Common Stock to 6,500,000 million shares and reduce the number of authorized shares of Preferred Stock to 1,500,000.

☐ FOR	☐ AGAINST	☐ ABSTAIN

~~5.~~

ToProposal to approve the Company’s Amended and Restated Rights Agreement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

~~6.~~

ToProposal to approve the Company’s 2009 Equity Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE

  ENCLOSED ENVELOPE.